Exhibit 99.2

AGREEMENT AND PLAN OF MERGER — CAUTIONARY NOTE FOR READERS

The attached Agreement and Plan of Merger has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51-102 — Continuous Disclosure Obligations, which requires Westport Innovations Inc. (the “Corporation”) to file certain material contracts to which it (or any subsidiary) is a party. Unlike certain other documents filed on behalf of the Corporation, the attached Agreement and Plan of Merger has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about the Corporation (or any affiliate) for the benefit of investors. The attached Agreement and Plan of Merger contains representations and warranties made by the Corporation and certain of its affiliates to various counterparties for risk allocation purposes, and solely for benefit of those counterparties. National Instrument 51-102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by the Corporation (and its affiliates) in the attached Agreement and Plan of Merger and the related Schedules and Disclosure Letters may be qualified (in whole or in part) by information redacted from the attached copy of the Agreement and Plan of Merger and such related Schedules and Disclosure Letters, which information is not otherwise available to the public.

Specifically, information regarding the organization of the Fuel Systems Automotive and Industrial Group Business Unit and certain disclosures from the referenced Disclosure Letters have been redacted from this filing for confidentiality reasons and as such disclosure may be prejudicial to the Corporation. Moreover, information concerning the Corporation or its affiliates or the subject matter of statements made in the attached Agreement and Plan of Merger concerning the Corporation or certain affiliates may change after the date of the Agreement and Plan of Merger, and subsequent information may or may not be fully reflected in the Corporation’s public disclosures. Accordingly, investors should not rely on statements in the attached Agreement and Plan of Merger concerning the Corporation (or any of its affiliates) as accurate statements of fact.

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AGREEMENT AND PLAN OF MERGER

By and Among

WESTPORT INNOVATIONS INC.,

WHITEHORSE MERGER SUB INC.

And

FUEL SYSTEMS SOLUTIONS, INC.

Dated as of September 1, 2015

i

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Exhibits

Exhibit A:	Amended and Restated Certificate of Incorporation of the Surviving Entity
Exhibit B:	Form of Amended and Restated Bylaws of the Surviving Entity
Exhibit C:	List of Appointed Directors of Parent
Exhibit D:	Officers of the New Fuel Systems Automotive and Industrial Group Business Unit – a Wholly Owned Business Unit of Westport Fuel Systems

Schedules:

Schedule 3.2
Schedule 7.1(b)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 1, 2015 (this “Agreement”), is made by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination transaction in which the Merger Sub will be merged with and into the Company, with the Company being the surviving entity (the “Merger”), and each outstanding share of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company will be converted into the right to receive the applicable Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the respective boards of directors of the Company and Parent have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the respective board of directors of the Company, Parent and Merger Sub, have directed that this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted for consideration at meetings of their respective stockholders and have resolved to recommend that their respective stockholders vote to approve this Agreement and the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the parties intend that the Merger will (i) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a condition to each of Parent and the Company entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, (i) Parent is entering into Voting Agreements with certain stockholders of the Company, and (ii) the Company is entering into Voting Agreements with certain shareholders of Parent (each, a “Voting Agreement” and together, the “Voting Agreements”), pursuant to which inter alia each of those stockholders and shareholders has agreed, subject to the terms thereof, to vote all shares of the Company Common Stock or Parent Common Shares, as the case may be, owned by such stockholder or shareholder in accordance with the terms of such Voting Agreement; and

WHEREAS, three members of the Parent Board shall resign from the Parent Board, effective simultaneously with the consummation of the Merger, and the remaining members of the Parent Board shall elect three directors designated by the Company to fill the vacancies on the Parent Board resulting from such resignations.

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NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“2009 Plan” shall mean the Company’s 2009 Restricted Stock Plan.

“2011 Phantom Plan” shall mean the Company’s 2011 Phantom Stock Option Plan.

“2011 Plan” shall mean the Company’s 2011 Stock Option Plan.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less restrictive than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.5, and shall not include any standstill provisions.

“Action” shall mean any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Laws” shall mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Assets” means, with respect to any Person, all of the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, owned by such Person.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

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“Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other material plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, profit-sharing, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, or savings or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or the Company Subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Company that was not known by the Company Board as of the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval and (ii) does not relate to a Company Acquisition Proposal; provided, however, that in no event shall changes in the market price or trading volume of the Company Common Stock or the Parent Common Shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be a Company Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso.

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts or any decrease in the market price of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in the legal or regulatory conditions in the geographic regions in which the Company and the Company Subsidiaries operate, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the public announcement of this Agreement, or other transactions contemplated hereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of Parent, (vii) earthquakes, hurricanes or other natural disasters, or (viii) changes in Law or GAAP or the interpretation or enforcement thereof,

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which in the case of each of clauses (ii), (iii), and (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any of such party’s products or services in general.

“Company Option” shall mean any outstanding option to purchase shares of Company Common Stock granted pursuant to the Company Plans.

“Company Phantom Share” shall mean any phantom share awards granted pursuant to the Company Plans.

“Company Plans” shall mean the 2009 Plan, the 2011 Plan and the 2011 Phantom Plan.

“Company Restricted Stock” shall mean restricted stock award granted pursuant to the Company Plans.

“Company Restricted Stock Unit” shall mean any outstanding restricted stock unit covering shares of Company Common Stock granted pursuant to the Company Plans.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement and adjournment thereof.

“Company Subsidiary” shall mean a Subsidiary of the Company.

“Confidentiality Agreement” shall mean the letter agreement, dated March 16, 2015, as amended from time to time, between the Company and Parent.

“Contract” shall mean any contract, agreement, license, note, bond, mortgage, indenture, commitment, lease or other instrument or obligation, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“CWI” shall mean Cummins Westport Inc.

“CWI Joint Venture Agreement” shall mean that certain second and amended and restated joint venture agreement among Cummins Inc. and Parent, dated effective as of February 19, 2012.

“Data Site” shall mean the “Project Engine” electronic data site established and maintained by the Company at .sharefile.com.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

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“DGCL” shall mean the Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code.

“Environmental Law” shall mean any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, wildlife, land surface or subsurface land, and natural resources), or human health or safety (as such matters relate to Hazardous Materials), including Laws relating to (i) Releases or threatened Releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure, or reporting requirements regarding Hazardous Materials, and (iv) endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form F-4, the preparation, printing, filing and mailing of the Proxy Statement and Circular and all SEC and Canadian Securities Commissions and other regulatory filing fees incurred in connection with the Form F-4, the Proxy Statement and the Circular, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third-party consents, any other filings with the SEC and Canadian Securities Commissions and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Fractional Share Consideration” shall mean the aggregate amount paid with respect to fractional shares in accordance with Section 3.8.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization.

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“Hazardous Materials” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, methane, asbestos, or asbestos-containing materials, toxic mold, radon, or other substances that are regulated under Environmental Law due to possible adverse effects on human health or the environment.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-The-Money Company Option” shall mean a Company Option with an exercise price that is less than the per share dollar value of the Merger Consideration immediately prior to the Effective Time.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property, assets or services, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) the deferred purchase price of property or services (excluding trade payables and accrued expenses arising in the ordinary course of business), and (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director (or the equivalent) of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

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“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean the actual knowledge of the following officers and employees of the Company and Parent, as applicable, after inquiry reasonable under the circumstances: (i) for the Company: Mariano Costamagna, Pietro Bersani, Michael Helfand, Massimiliano Fissore, Peter Chase and Andrea Alghisi; and (ii) for Parent: David R. Demers, Nancy S. Gougarty, Ashoka Achuthan and Salman Manki; provided that with respect to matters relating to Weichai Westport, “Knowledge” shall mean the actual knowledge of the foregoing individuals without inquiry.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, hypothecation, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“NASDAQ” shall mean The NASDAQ Stock Market.

“Occurrence” shall mean any accident, happening or event which is caused or allegedly caused by any alleged hazard or alleged defect in manufacture, design, materials or workmanship of any Product that can reasonably be expected to result in an Action or loss.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Acquisition Proposal” shall mean any proposal or offer from any Third Party for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Parent or any Parent Subsidiary (other than CWI) representing fifty percent (50%) or more of the consolidated assets of Parent and the Parent Subsidiaries (other than CWI), taken as a whole as determined on a book-value basis, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifty percent (50%) or more of the voting power of Parent or any of the Parent Subsidiaries (other than CWI) whose business constitutes fifty percent (50)% or more of the net revenue, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any Person or “group” (as such term is defined

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in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Parent, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Parent in which a Third Party shall acquire beneficial ownership of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Parent or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Parent Acquisition Proposal” shall not include (x) the Merger or the other transactions contemplated by this Agreement, or (y) any proposal or offer relating to any existing purchase option, right of first offer, right of first refusal or buy/sell provision contained in any agreement to which Parent or any Parent Subsidiary is a party.

“Parent Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, profit-sharing, bonus, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, or savings or other employee benefit, in each case maintained or contributed to, or required to be maintained or contributed to, by Parent or Parent Subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Parent that was not known by the Parent Board as of the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Parent Board prior to obtaining the Parent Shareholder Approval, and (ii) does not relate to a Parent Acquisition Proposal; provided, however, that in no event shall changes in the market price or trading volume of the Company Common Stock or the Parent Common Shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be a Parent Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent, Merger Sub and the other Parent Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from (i) any failure of Parent to meet any projections or forecasts or any decrease in the market price of Parent Common Shares (it being understood and agreed that any event, circumstance, change or effect giving rise

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to such failure or decrease shall be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in the legal or regulatory conditions in the geographic regions in which Parent and the Parent Subsidiaries operate, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the public announcement of this Agreement or other transactions contemplated hereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of the Company, (vii) earthquakes, hurricanes or other natural disasters, or (viii) changes in Law, GAAP or the interpretation or enforcement thereof, which in the case of each of clauses (ii), (iii), (iv), and (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any of such party’s products or services in general.

“Parent Material Contract” shall mean (i) each Contract in effect as of the date of this Agreement to which Parent or any Parent Subsidiary is a party that is required to be filed as an exhibit to the Parent SEC Filings pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K promulgated by the SEC, excluding (x) any Contract that will no longer be in effect following the Closing and (y) any Contract that is, or at the Closing will be, terminable-at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by Parent or any Parent Subsidiary without penalty, (ii) the CWI Joint Venture Agreement and (iii) each Contract that is required to be filed by Parent with the Canadian Securities Commissions pursuant to Part 12 of National Instrument 51-102 of such administrators. A Contract is “terminable-at-will”, as that expression is used in this definition if it expressly provides that it is terminable-at-will, regardless of whether any covenant of good faith and fair dealing may be implied as a matter of law in connection with the termination thereof.

“Parent Shareholder Meeting” shall mean the meeting (including any postponement and adjournment thereof) of the holders of shares of Parent Common Shares for the purpose of seeking the Parent Shareholder Approval and the Parent Name Change Approval.

“Parent Subsidiary” shall mean a Subsidiary of Parent; provided, that for the avoidance of doubt, Weichai Westport shall not be deemed to be a “Parent Subsidiary” hereunder.

“Permitted Liens” means only (a) Liens for Taxes that are (1) not yet delinquent, or (2) being contested in good faith by appropriate proceedings; provided that adequate reserves have been established in the applicable financial statements for such contested Liens; (b) workers or unemployment compensation Liens arising in the ordinary course of business consistent with past practice; (c) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising in the ordinary course of business consistent with past practice securing amounts that are not delinquent or past due or being contested in good faith and that are not material to the business, operations and financial condition of the Company or the Company Subsidiaries; (d) licenses of Intellectual Property arising in the ordinary course of business consistent with past practices; (e) zoning ordinances, easements and similar requirements affecting real property; and (f) in the case of any Leased Real Property, (i) the rights of any lessor and (ii) any Lien granted by any lessor of

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such Leased Real Property or any such lessor’s predecessors in title, which with respect to (e) and (f) would not, individually or in the aggregate, be reasonably expected to materially interfere with the present use, intended use, occupancy or value of such real property to the business of the Company or the Company Subsidiaries.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a government or a political subdivision, agency or instrumentality of a government.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors (including, without limitation, attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securitization Documents” shall mean that certain Committed Credit Facility dated July 10, 2009 between the Company/IMPCO Technologies, Inc. and Intesa SanPaolo S.p.A. and (ii) that certain Loan Agreement between MTM, S.r.L. and Unicredit Banca Medio Credito S.p.A., dated December 2, 2004.

“Subsidiary” shall mean, with respect to any Person (a) any corporation of which at least fifty percent (50%) of the outstanding voting securities is directly or indirectly owned by such Person (b) any partnership, limited liability company, joint venture or other entity of which at least fifty percent (50%) of the total equity interest is directly or indirectly owned by such Person or of which such Person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent.

“Tax” or “Taxes” shall mean all foreign and domestic federal, state, local and other taxes, assessments, charges, duties, tariffs, deficiencies, fees, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including, without limitation, income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added, alternative, estimated and all other taxes of any kind for which a Person may have any liability imposed by any Governmental Authority, whether disputed or not, or payable (i) pursuant to any tax sharing arrangement or any other Contract relating to sharing or payment or such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge or (ii) as a result of being

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a member of an affiliated, consolidated, combined or unitary group (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

“Tax Return” shall mean any report, return (including any information return), statement, schedule, notice, form, declaration, claim for refund or other statement, document or information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Authority in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

“Termination Fee” shall mean $5,500,000.

“Third Party” shall mean any Person or group of Persons other than Parent, Merger Sub and their respective Affiliates.

“TSX” shall mean the Toronto Stock Exchange.

“VWAP of Parent Common Shares” shall mean the volume weighted average price of Parent Common Shares on NASDAQ for the thirty (30) trading days ending on and including the trading day immediately prior to, but not including, the date hereof, as reported by Bloomberg.

“Weichai Westport” shall mean Weichai Westport Inc.

“WPI” shall mean Westport Power Inc.

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The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

2009 Plan	Section 1.1(a)
2011 Phantom Plan	Section 1.1(a)
2011 Plan	Section 1.1(a)
Acceptable Confidentiality Agreement	Section 1.1(a)
Action	Section 1.1(a)
Affiliate	Section 1.1(a)
Aggregate Merger Consideration	Section 3.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(a)
Antitrust Laws	Section 1.1(a)
Assets	Section 1.1(a)
Book-Entry Share	Section 3.1(b)
Business Day	Section 1.1(a)
Canadian Securities Commissions	Section 5.7(f)
Canadian Securities Laws	Section 5.7(f)
Certificate	Section 3.1(b)
Certificate of Merger	Section 2.3(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Combined Company Project	Section 6.23
Company	Preamble
Company Acquisition Proposal	Section 8.3(c), Section 6.5(j)(i)
Company Adverse Recommendation Change	Section 6.5(d)
Company Benefit Plan	Section 1.1(a)
Company Board	Section 4.4(a)
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Employee	Section 6.10(a)
Company Financial Information	Section 6.20
Company Financial Statements	Section 4.7(b)
Company Intervening Event	Section 1.1(a)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)(ix)
Company Option	Section 1.1(a)
Company Permits	Section 4.6(a)
Company Phantom Share	Section 1.1(a)
Company Plans	Section 1.1(a)
Company Preferred Stock	Section 4.3(a)
Company Recommendation	Section 4.4(a)

Execution Version

Company Restricted Stock	Section 1.1(a)
Company Restricted Stock Unit	Section 1.1(a)
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Stockholder Meeting	Section 1.1(a)
Company Subsidiary	Section 1.1(a)
Confidentiality Agreement	Section 1.1(a)
Continuing Company Directors	Section 6.17(a)
Contract	Section 1.1(a)
control	Section 1.1(a)
CWI	Section 1.1(a)
CWI Joint Venture Agreement	Section 1.1(a)
D&O Insurance	Section 6.9(c)
Data Site	Section 1.1(a)
Delaware Secretary	Section 1.1(a)
DGCL	Section 1.1(a)
dollars	Section 9.3
Effective Time	Section 2.3(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(b)
Expenses	Section 1.1(a)
Foreign Antitrust Approvals	Section 6.6(a)
Form F-4	Section 4.5(b)
Fractional Share Consideration	Section 1.1(a)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Materials	Section 1.1(a)
HSR Act	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
J.P. Morgan	Section 4.19
Knowledge	Section 1.1(a)
Law	Section 1.1(a)
Leased Real Properties	Section 4.16(a)
Leased Real Property	Section 4.16(a)

Execution Version

Letter of Transmittal	Section 3.3(c)(i)
Lien	Section 1.1(a)
Losses	Section 9.13
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
Merger Sub Common Shares	Section 3.1(c)
Multiemployer Plan	Section 1.1(a)
NASDAQ	Section 1.1(a)
New Plans	Section 6.10(c)
Notice of Superior Proposal	Section 6.5(f)
Occurrence	Section 1.1(a)
Order	Section 1.1(a)
Organizational Documents	Section 2.4
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	Section 1.1(a)
Parent Adverse Recommendation Change	Section 6.5(e)
Parent Articles	Section 5.2
Parent Benefit Plan	Section 1.1(a)
Parent Board	Section 5.4(a)
Parent Bylaws	Section 5.2
Parent Canadian Filings	Section 5.7(f)
Parent Common Shares	Section 3.1(b)
Parent Disclosure Letter	Article V
Parent Intervening Event	Section 1.1(a)
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 1.1(a)
Parent Name Change Approval	Section 5.20
Parent Permits	Section 5.6(a)
Parent Preferred Shares	Section 5.3(a)
Parent Recommendation	Section 5.4(a)
Parent SEC Filings	Section 5.7(a)
Parent Securities Documents	Section 5.7(f)
Parent Shareholder Approval	Section 5.20
Parent Shareholder Meeting	Section 1.1(a)
Parent Stock	Section 5.3(a)
Parent Subsidiary	Section 1.1(a)
Permitted Liens	Section 1.1(a)
Person	Section 1.1(a)
Phantom Share Payment	Section 3.4(d)
Products	Section 4.25(a)
Prohibited Payment	Section 4.6(c)
Proxy Statement	Section 4.5(b)
Real Property Lease	Section 4.16(a)
Real Property Leases	Section 4.16(a)

Execution Version

Related Person	Section 6.1(b)(xvi)
Release	Section 1.1(a)
Released Parties	Section 9.13
Representative	Section 1.1(a)
Rights	Section 4.3(c)
Rights Agreement	Section 4.3(c)
Sarbanes-Oxley Act	Section 1.1(a)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Securitization Documents	Section 1.1(a)
SEDAR	Article V
Skadden	Section 6.11(a)
Stock Award Payment	Section 3.2
Subsidiary	Section 1.1(a)
Superior Proposal	Section 6.5(j)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxes	Section 1.1(a)
Termination Fee	Section 1.1(a)
Third Party	Section 1.1(a)
TSX	Section 1.1(a)
Voting Agreement	Recitals
Voting Agreements	Recitals
VWAP of Parent Common Shares	Section 1.1(a)
Weichai Westport	Section 1.1(a)

ARTICLE II.

THE MERGER

Section 2.1 Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Merger Sub shall be merged with and into the Company, whereupon the separate existence of the Merger Sub shall cease, and the Company shall continue under the name “Fuel Systems Solutions, Inc.” as the surviving entity in the Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the DGCL.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, 10036, or at such other place as agreed to by the parties hereto.

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Section 2.3 Effective Time.

(a) At the Closing, the Company, Parent and Merger Sub shall (i) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DGCL and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective following the close of business on the Closing Date, with such date and time specified in the Certificate of Merger, or on such other date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger, following acceptance for record by the Delaware Secretary (the “Effective Time”).

(b) The Merger shall have the effects set forth in the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.4 Organizational Documents. Subject to Section 6.9, at the Effective Time, the Amended and Restated Certificate of Incorporation and Amended Bylaws of the Company (the “Organizational Documents”), as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to be substantially in the form attached hereto as Exhibit A and Exhibit B, respectively, and such amended Company organizational documents shall be the articles of incorporations and bylaws of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of incorporation and bylaws.

Section 2.5 Surviving Entity Directors. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Entity, each such initial director to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Entity as in effect from and after the Effective Time.

Section 2.6 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

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ARTICLE III.

EFFECT OF THE MERGER

Section 3.1 Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(a) Cancellation of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by the Company as treasury stock or by any wholly owned Company Subsidiary or by Parent or by any Parent Subsidiary shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.2) shall automatically be converted into the right to receive 2.129 common shares of Parent (the “Parent Common Shares”) (such number of Parent Common Shares, the “Exchange Ratio”), subject to adjustment as provided in Section 3.2 (the “Merger Consideration”). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration, in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Shares into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.3(d).

(c) Treatment of Merger Sub Securities. All issued and outstanding shares of common stock, par value $0.001 per share of Merger Sub (the “Merger Sub Common Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully-paid and nonassesable share of common stock, par value $0.001 per share, of the Surviving Entity.

(d) Parent Common Shares. Each share of Parent Common Shares outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time.

Section 3.2 Adjustments. Without limiting the other provisions of this Agreement and subject to Section 6.1(b)(i) and Section 6.1(b)(ii), if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Common Stock, or make a distribution in Company Common Stock, or otherwise change the Company Common Stock into any other securities (including any dividend or other distribution of securities convertible into Parent Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of Parent or Merger Sub hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change and any Phantom Share Payment to be received in the form of Parent Common Shares (each such payment, a “Stock Award Payment”) shall be ratably adjusted to reflect any such change. Without limiting the other provisions of this

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Agreement and subject to Section 6.2(b)(i) and Section 6.2(b)(ii), if at any time during the period between the date of this Agreement and the Effective Time, Parent should split, combine or otherwise reclassify the Parent Common Shares, or make a distribution in Parent Common Shares, or otherwise change the Parent Common Shares into other securities (including any dividend or other distribution of securities convertible into Parent Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Exchange Ratio and all Stock Award Payments shall be ratably adjusted to reflect any such change. In addition, the Exchange Ratio and all Stock Award Payments shall be subject to adjustment as provided in Schedule 3.2.

Section 3.3 Exchange Fund; Exchange Agent.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, the Stock Award Payments and the Fractional Share Consideration, as provided in Section 3.1(b), Section 3.3 and Section 3.8. On or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) the shares of Parent Common Shares sufficient to pay the Merger Consideration and the Stock Award Payments, and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration (such shares of Parent Common Shares and cash amounts, the “Aggregate Merger Consideration,” and such Aggregate Merger Consideration as deposited with the Exchange Agent, the “Exchange Fund”), in each case, for the benefit of the holders of shares of Company Common Stock, In-The-Money Company Options, Company Restricted Stock Units and shares of Company Restricted Stock, and Company Phantom Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.8, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments, without interest. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, payments of the Merger Consideration, amounts in respect of In-The-Money Company Options, Company Restricted Stock Units, shares of Company Restricted Stock and Company Phantom Shares and any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) or otherwise payable pursuant to Section 3.8 out of the Exchange Fund in accordance with this Agreement and the Certificate of Merger. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to Parent.

(b) Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be exchanged for the Merger Consideration with respect to the shares of Company Common Stock, formerly represented thereby.

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(c) Exchange Procedures.

(i) As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), Parent or the Surviving Entity shall cause the Exchange Agent to mail (and to make available for collection by hand) (A) to each holder of record of a Certificate evidencing Company Common Stock, (x) a letter of transmittal (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which Letter of Transmittal shall be in such form and have such other provisions as the Surviving Entity may reasonably specify, and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates may be surrendered by hand delivery or otherwise or (2) the Merger Consideration in exchange therefor, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d), may be collected by hand by the surrendering holder or by check or wire transfer to the surrendering holder), (B) to each holder of an In-The-Money Company Option, written evidence representing an option to acquire shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(a) in respect of such Company Option, (C) to each holder of a share of Company Restricted Stock, shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(b) in respect of such share of Company Restricted Stock, and (D) to each holder of a Company Phantom Share, shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(b) in respect of such Company Phantom Share.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent or Parent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this ARTICLE III plus any cash such holder is entitled to receive in lieu of fractional shares of Parent Common Shares that such holder has the right to receive pursuant to the provisions of Section 3.1(b) and any amounts that such holder has the right to receive in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d), to be mailed, made available for collection by hand or delivered by wire transfer, within two (2) Business Days following the later to occur of (A) the Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss

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in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this ARTICLE III. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(iii) As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), Parent or the Surviving Entity shall cause the Exchange Agent (A) to issue to each holder of Book-Entry Shares that number of uncertificated whole shares of Parent Common Shares that such holder is entitled to receive pursuant to Section 3.1(b) in respect of such Book-Entry Shares, and (B) to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) and any other amount such holder is entitled to receive in lieu of fractional shares of Parent Common Shares that such holder has the right to receive pursuant to the provisions of Section 3.1(b), in each case, without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration in respect of the Book-Entry Shares.

(iv) In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.3(c) shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(v) All shares of Parent Common Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.

(d) Dividends with Respect to Parent Common Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof in addition to the other amounts payable hereunder

Execution Version

(i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Shares.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration to which they are entitled under this ARTICLE III shall thereafter look only to the Surviving Entity for payment of their claims with respect thereto.

(f) No Liability. None of Parent, Merger Sub, the Company, the Surviving Entity or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Entity; provided, however, that (i) no such investment shall relieve Parent or the Exchange Agent from making the payments required by this ARTICLE III and, to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events, without interest, so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any net profit resulting from, or interest or income produced by, such investments, shall be property of, and paid to, Parent.

Section 3.4 Stock Options; Restricted Stock Units; Restricted Stock; Phantom Shares. All of the provisions of this Section 3.4 shall be effectuated without any action on the part of the holder of any Company Option, Company Restricted Stock and/or Company Phantom Shares.

(a) Treatment of Company Options. At the Effective Time, each In-The-Money Company Option which is outstanding immediately prior to the Effective Time (whether

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or not then vested or exercisable) shall become vested and exercisable and shall thereafter be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such Company Option) immediately prior to the Effective Time, except that, from and after the Effective Time, (i) each such In-The-Money Company Option will be exercisable for that number of whole shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such In-The-Money Company Option as of immediately prior to the Effective Time and (y) the Exchange Ratio, and (ii) the per share exercise price for the shares of Parent Common Shares issuable upon exercise of such assumed In-The-Money Company Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each share of Company Common Stock at which such assumed In-The-Money Company Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio. Any Company Option outstanding as of the Effective Time that has an exercise price per share of Company Common Stock that is greater than or equal to the per share dollar value of the Merger Consideration immediately prior to the Effective Time shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Company Option, and all rights with respect to such Company Option shall terminate as of the Effective Time.

(b) Treatment of Company Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit that is outstanding immediately prior to the Effective Time shall be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such Company Restricted Stock Unit) immediately prior to the Effective Time, except that, from and after the Effective Time, each such Company Restricted Stock Unit will be converted into a number of restricted stock units covering that number of whole shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

(c) Treatment of Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions, including applicable restrictions and vesting terms, as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such awards of Company Restricted Stock) immediately prior to the Effective Time, except that, from and after the Effective Time, each such share of Company Restricted Stock will be converted into a number of restricted shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Restricted Stock as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

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(d) Treatment of Company Phantom Shares. Each Company Phantom Share outstanding immediately prior to the Effective Time shall become fully vested and all restrictions with respect thereto shall lapse immediately prior to the Effective Time, and each such Company Phantom Share shall be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Phantom Share and (ii) the difference between (x) the per share dollar value of the Merger Consideration and (y) the applicable “exercise price” for such Company Phantom Share (the “Phantom Share Payment”). As of the Effective Time, each holder of Company Phantom Shares shall cease to have any rights with respect thereto, except the right to receive the Phantom Share Payment. Any Company Phantom Share outstanding as of the Effective Time that has an exercise price per share of Company Common Stock that is greater than or equal to the per share dollar value of the Merger Consideration shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Company Phantom Share, and all rights with respect to such Company Phantom Share shall terminate as of the Effective Time.

(e) Company Assumed Awards. As soon as reasonably practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall deliver to each holder of an In-The-Money Company Option, Company Restricted Stock Unit and share of Company Restricted Stock an appropriate notice setting forth such holder’s rights pursuant to such In-The-Money Company Option, Company Restricted Stock Unit or share of Company Restricted Stock, as applicable. Unless the shares of Parent Common Shares issuable upon exercise or settlement of the In-The-Money Company Option or upon vesting of the Company Restricted Stock Unit or share of Company Restricted Stock are otherwise covered by an existing registration statement on Form S-8 immediately upon the Effective Time, Parent shall prepare and file with the SEC such a registration statement with respect to such shares of Parent Common Shares no later than the Effective Time and Parent shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as such In-The-Money Company Options, Company Restricted Stock Units and shares of Company Restricted Stock remain outstanding (subject to blackout periods and similar restrictions in accordance with Parent’s policies). The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of any such registration statement.

(f) Manner of Effecting. Prior to the Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to take all corporate action necessary to effectuate the provisions of this Section 3.4. From and after the Effective Time, unless the compensation committee of the Parent Board determines otherwise, all references to the Company in the Company Plans and in each award or other agreement evidencing or relating to any In-The-Money Company Options, Company Restricted Stock Units, Company Restricted Stock or Company Phantom Shares or any other Company equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to Parent and its Subsidiaries and (ii) for all other purposes, to refer to Parent.

Section 3.5 Withholding Rights. Parent, the Surviving Entity or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Options, Company Restricted Stock Units, shares of Company

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Restricted Stock and Company Phantom Shares, such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, the Surviving Entity or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as applicable.

Section 3.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE III.

Section 3.7 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement, so long as the provisions of Section 262 of the DGCL are applicable to the transaction.

Section 3.8 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Shares shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Shares shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Shares multiplied by the VWAP of Parent Common Shares.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except (a) as set forth in the corresponding sections of the disclosure letter that has been prepared by the Company and delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of ARTICLE IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of ARTICLE IV of this Agreement to the extent such relationship is reasonably apparent on the face of such disclosure, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in Company SEC Filings publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Company SEC Filing

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entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Company SEC Filings, in each case, to the extent that such disclosure is cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.2 Organizational Documents. The Company has made available to Parent complete and correct copies of (i) the Company’s certificate of incorporation, as amended and supplemented to date (the “Company Charter”) and the Company’s Bylaws, as currently in effect (the “Company Bylaws”), and (ii) the organizational documents of each Company Subsidiary, each as in effect on the date hereof.

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Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $.001 per share (the “Company Preferred Stock”). At the close of business on August 28, 2015, (i) 20,142,627 shares of Company Common Stock were issued and 18,093,562 shares of Company Common Stock were outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,049,065 shares of Company Common Stock were held by the Company as treasury shares, (v) 117,020 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Options, 43,340 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Restricted Stock and 301,000 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Restricted Stock Units, in each case granted pursuant to the Company Plans, (vi) 570,876 shares of Company Common Stock are available for grant under the 2009 Plan and the 2011 Plan, and (vii) outstanding Company Phantom Shares representing the economic equivalent of 118,750 shares of Company Common Stock (none of which are reserved or issuable thereunder as of the date hereof). All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. There are no other rights to purchase or receive shares of Company Common Stock granted under the Company Benefit Plans or otherwise other than the Company Options, Company Restricted Stock Units and Company Restricted Stock.

(b) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(c) Except as set forth in this Section 4.3 and the rights (the “Rights”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of June 27, 2006, as amended, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”), as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock, or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company

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Common Stock or other equity securities of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Plans in the event the grantees fail to satisfy withholding Tax obligations). Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.

(d) Section 4.3(d)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of all Persons who, as of the close of business on August 28, 2015, held outstanding Company Options, Company Restricted Stock Units, Company Restricted Stock or Company Phantom Shares, indicating, with respect to each Company Option, Company Restricted Stock Unit, share of Company Restricted Stock or Company Phantom Share then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Option, Company Restricted Stock Unit, Company Restricted Stock award or Company Phantom Share, the name of the Company Plan under which such Company Option, Company Restricted Stock Unit, share of Company Restricted Stock or Company Phantom Share was granted and the exercise price (if applicable), date of grant, vesting schedule and expiration date thereof. All Company Options, Company Restricted Stock Units, shares of Company Restricted Stock and Company Phantom Shares, as applicable, were (i) granted, accounted for, reported and disclosed in accordance with the applicable Laws, accounting rules, stock exchange requirements and the terms and conditions of the applicable Company Plan and granted with an exercise price (if applicable) that is equal or greater than the fair market value of the Company Common Stock on the applicable grant date and (ii) validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Company’s financial statements in accordance with GAAP. Section 4.3(d)(ii) of the Company Disclosure Letter sets forth each employee or other Person with an offer letter or other contract or Company Benefit Plan that contemplates a grant of, or right to purchase or receive: (i) options or other equity awards with respect to the equity of the Company or (ii) other equity securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other equity securities and any promised terms thereof.

Section 4.4 Authority.

(a) The Company has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject, with respect to the Merger, to receipt of the Company Stockholder Approval and the filing and acceptance for record of the Certificate of Merger with the Delaware Secretary. The Company’s board of directors (the “Company Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the transactions

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contemplated by this Agreement are fair and in the best interest of the Company and its stockholders, (iii) directed that the Merger be submitted for consideration at the Company Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the Agreement and the approval of the Merger and the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5.

(b) This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, Contract, ground lease, Real Property Lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, other than (i) the filing with the SEC of (A) a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and of a registration statement on Form F-4 pursuant to which the offer and sale of shares of Parent Common Shares in the Merger will be registered pursuant

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to the Securities Act and in which the Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form F-4”, and declaration of effectiveness of the Form F-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of NASDAQ, (iii) as may be required under the HSR Act, other Antitrust Laws, (iv) the filing of the Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, and (vi) such filings as may be required in connection with state and local transfer Taxes, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14, which are addressed solely in that Section, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any Knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is or has, since January 1, 2013, been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17, which are the subject of the representations and warranties made therein), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14, which are the subject of the representations and warranties made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2013, none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of their respective officers or employees, directly or

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indirectly, has (i) made or received any payments in violation of any Law (including the U.S. Foreign Corrupt Practices Act), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit to or from any employee, official or agent of any Governmental Authority where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit, or the purpose thereof, was illegal under any Law (including the U.S. Foreign Corrupt Practices Act) (any such payment, a “Prohibited Payment”); (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act); or (iii) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment.

(d) Each of the Company and the Company Subsidiaries has conducted its business in all material respects in accordance with applicable provisions of the United States’ economic sanctions and export control laws and regulations, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), and other applicable export laws of the countries where it conducts business. Without limiting the foregoing, during the past five (5) years:

(i) each of the Company and the Company Subsidiaries has obtained all material export licenses, registrations, approvals, and other authorizations required for its exports of products, software and technology from the United States and reexports of products, software and technology subject to the laws of the United States;

(ii) each of the Company and the Company Subsidiaries is and at all times has been in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals, and other authorizations;

(iii) none of the Company and the Company Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations, approvals, and other authorizations;

(iv) there are no pending or, to the Company’s Knowledge, threatened claims or Actions against or involving the Company or any of the Company Subsidiaries with respect to such export licenses, registrations, approvals, and other authorizations;

(v) there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiary’s export transactions that would reasonably be expected to give rise to any material future claims involving a Governmental Authority;

(vi) to the Company’s Knowledge, neither the Company nor any Company Subsidiary is subject to United States trade sanctions or has participated directly or indirectly in any illegal transaction that involves any commodity,

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software, technical data, products or services with a Person that is (i) located in, organized under the laws of, or the government of a country that is subject to comprehensive United States trade sanctions, or owned or controlled by any such Person, or (ii) denied United States export privileges or otherwise specially designated or debarred by the government of the United States.

Section 4.7 SEC Filings; Company Financial Statements.

(a) The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules (the “Company Financial Statements”), was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to the Company. Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company

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Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) None of the Company or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including without limitation Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) To the Knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since January 1, 2013 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any

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matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Circular will, at the time such document is filed with the applicable Canadian Securities Commissions, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Parent, at the time of the Parent Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Form F-4, the Circular or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.9 Absence of Certain Changes or Events. Since June 30, 2015, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, (a) the Company and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice, (b) except as set forth on Section 6.1(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has taken any action that it would not be permitted to take after the date of this Agreement without the prior written consent of Parent pursuant to Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(v), Section 6.1(b)(vi), Section 6.1(b)(vii), Section 6.1(b)(xi), or Section 6.1(b)(xv); or agreed to do any of the foregoing, and

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(c) there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. Each Company Benefit Plan has been maintained and administered in all material respects in accordance with its terms and applicable Laws.

(b) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the IRS as to its qualified status and, to the Company’s Knowledge, no event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. To the Company’s Knowledge, neither the Company nor any Company Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that could result in material liability to the Company and the Company Subsidiaries, taken as a whole. No material suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan (other than routine benefits claims) and no such Company Benefit Plan is under audit or investigation by any Governmental Authority.

(c) None of the Company, any Company Subsidiaries or any of their ERISA Affiliates, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan, (iii) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by applicable Law; or (iv) any plan established or maintained outside of the United States or for the benefit of current or former employees of the Company or any Company Subsidiaries residing outside the United States.

(d) Except as set forth in Section 4.10(d) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will: (A) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of any Company or Company Subsidiary; (B) give rise to any payment or benefit that, individually or in combination with any other such payment or benefit, will or may be made by the Company or any Company Subsidiary to any of their current or former employees or other service providers that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (C) result in payments or benefits which would not be deductible under Section 280G of the Code; or (D) result in any severance or other payment becoming due, or

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increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company or any Company Subsidiary. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any Company Subsidiary as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 4.11 Labor and Other Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement or similar agreement (other than national labor contracts). As of the date of this Agreement and except as would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.11(a) of the Company Disclosure Letter, with respect to employees of the Company or any of its Subsidiaries: (i) there is no labor-related strike, walkout or lockout pending or, to the Company’s Knowledge, threatened in writing, and (ii) there is no pending, or, to the Knowledge of the Company, threatened union organizing campaign and no labor union has made a pending written demand for recognition or certification.

(b) Except as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all Laws relating to hiring of employees and the employment of labor, including all such Laws relating to fair employment practices, employment discrimination, terms and conditions of employment, workers’ compensation, occupational safety and health, overtime, wages and hours, plant closures and layoffs, worker classification and immigration, and (ii) there is no charge, complaint, lawsuit or other proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority brought by or on behalf of any current or former employee or any class of the foregoing, alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 4.12 Material Contracts.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth all of the following Contracts to which the Company or any Company Subsidiary is a party, or by which any of the assets of the Company or any Company Subsidiary are bound, in each case as of the date hereof:

(i) each contract or agreement in effect as of the date of this Agreement to which the Company or any Company Subsidiary is a party that is required to be filed as an exhibit to the Parent SEC Filings pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K promulgated by the SEC, excluding (x) any contract or agreement that will no longer be in effect following the Closing and (y) any contract or agreement that is, or at the Closing will be, terminable-at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by the Company or any Company Subsidiary without penalty;

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(ii) any Contract providing for any indemnification obligation or any guaranty by the Company or any Company Subsidiary, which indemnification or guaranty is material to the Company and its Subsidiaries, taken as a whole, other than (A) any Contract providing for indemnification of customers that is entered into in the ordinary course of business consistent with past practice and (B) any guaranty by the Company or a Company Subsidiary of any of the obligations of the Company or another Company Subsidiary;

(iii) any Contract relating to the disposition (other than sales or distribution Contracts) or acquisition by the Company or any Company Subsidiary after the date of this Agreement of any material assets or properties, in each case involving consideration in excess of $500,000;

(iv) any Contract providing that the Company or any Company Subsidiary shall not compete in any line of business or geographic area or that will restrict the Surviving Entity or any of its Affiliates from competing in any line of business or geographic area after the Closing Date;

(v) any acquisition Contract pursuant to which the Company or any Company Subsidiary has “earn-out” or other contingent purchase price payment obligations, in each case, that have not been paid in full prior to the date hereof;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case, relating to indebtedness for borrowed money, whether as borrower or lender, in each case, in excess of $500,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(vii) any Contract which requires the expenditure by the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary reasonably believes that it will expend, more than $500,000 in the aggregate in any future 12-consecutive-month period and that is not terminable with notice of ninety (90) days or less without further liability to the Company or any Company Subsidiary;

(viii) any material joint venture, strategic alliance, partnership or other similar agreement or arrangement involving a sharing of profits or expenses; and

(ix) any sales or distribution Contract (or series of Contracts with a party or related parties) that provides for annual payments by or to the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary is reasonably likely to receive or make annual payments, in excess of $1,000,000.

(x) Each Contract set forth on (or required to be set forth on) Section 4.12 of the Company Disclosure Letter is referred to herein as a “Company Material Contract.”

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(b) Each Company Material Contract is in full force and effect and is valid, binding and enforceable against the Company and/or any Company Subsidiary party thereto, and, to the Knowledge of the Company, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary has received any written notice of an event of default pursuant to the terms of any Company Material Contract.

Section 4.13 Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority, nor, to the Knowledge of the Company, is there any investigation pending by any Governmental Authority, in each case, against the Company or any Company Subsidiary, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each Company Subsidiary are in compliance with applicable Environmental Laws, have applied for all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii) Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of the Company, threatened against the Company and any Company Subsidiary under any applicable Environmental Law.

(iii) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling,

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monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary under any applicable Environmental Law.

(iv) Neither the Company nor any Company Subsidiary has assumed, by Contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v) Neither the Company nor any Company Subsidiary has caused, and to the Knowledge of the Company, no Third Party has caused any Release of a Hazardous Material that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(b) This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company or Company Subsidiary. The Company or a Company Subsidiary is the sole and exclusive owner of each such registration and application for Intellectual Property and each such item is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, (iv) to the Knowledge of the Company, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary, (v) there are no orders, writs, injunctions, or decrees to which the Company or any Company Subsidiary is subject with respect to any material Intellectual Property and (vi) the Merger will not alter in a manner materially adverse to the Company or any Company Subsidiary, or materially impair the Company’s or any Company Subsidiary’s rights in, any Intellectual Property described in Section 4.15(b)(i).

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor the Company Subsidiaries has ever been a member or promoter of, or a contributor to, any

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industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or a Company Subsidiary to grant or offer to any other Person any license or right to Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, and (ii) to the Knowledge of the Company, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there have been no material security breaches in the information technology systems of the Company or the Company Subsidiaries or the information technology systems of a Third Party to the extent used by or on behalf of the Company or a Company Subsidiary.

Section 4.16 Properties.

(a) Except as set forth in Section 4.16(a) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries own or has any options to purchase any real property. The Company has provided Parent true, correct and complete copies of all leases or Contracts (and all amendments, modifications, supplements, renewals, extensions and guarantees related thereto) under which the Company or the Company Subsidiaries lease, use, occupy, or have the right to lease, use or occupy any real property (such leases and Contracts together with all amendments, modifications, supplements, renewals, exhibits, schedules, extensions and guarantees related thereto, are hereby referred to individually as a “Real Property Lease” and collectively, as the “Real Property Leases”). Each Real Property Lease contains the street address of the real property that is leased pursuant to each Real Property Lease (each, a “Leased Real Property” and collectively, the “Leased Real Properties”). No Person other than the Company or the Company Subsidiaries has any option or right to terminate any of the Real Property Leases other than as expressly set forth in such Real Property Leases. The Company and the Company Subsidiaries own good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible Assets. The Company and the Company Subsidiaries own, lease under valid leases or has use of and/or valid access under valid agreements to all material facilities, machinery, equipment and other material tangible Assets necessary for the conduct of their respective business as presently conducted. With respect to the material property and Assets they lease (including, without limitation, the Leased Real Properties), the Company and the Company Subsidiaries are in compliance in all material respects with such leases (including, without limitation, the Real Property Leases) and hold a valid and enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. Each Real Property Lease is in full force and effect and there is no violation, breach, default, or any event or condition which, after notice or lapse of time or both, will constitute a violation, breach or default by the Company or a Company Subsidiary under any Real Property Lease, or, to the Knowledge of the Company or the Company Subsidiaries, by any other party thereto. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than the Company or the Company Subsidiaries.

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Section 4.17 Taxes.

(a) The Company and each Company Subsidiary has filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

(b) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(c) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

(e) Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(f) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

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(g) Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(h) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” or “substantially similar” transaction, within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent, or could reasonably be expected to prevent, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)—3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain.

(j) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(k) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date or (iv) and election under Code Section 108(i).

(l) This Section 4.17 contains the exclusive representations and warranties of the Company with respect to tax matters.

Section 4.18 Insurance. The Company maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in the Company’s judgment, reasonable for the business and Assets of the Company and the Company Subsidiaries. All such policies are in full force and effect, all

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premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan and & Co. (“J.P. Morgan”) that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock.

Section 4.20 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.24, the Company Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Section 203 of the DGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.21 Vote Required. The affirmative vote or consent of holders of not less than a majority of all outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 4.22 Brokers. No broker, finder or investment banker (other than J.P. Morgan) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23 Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Affiliate Transactions. Except as set forth in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25 Products Liability.

(a) Except as set forth in Section 4.25 of the Company Disclosure Letter and for those matters that would not be reasonably expected to result in, individually or in the aggregate, any material liability on the Company or any Company Subsidiary, (i) there is no Action before any Governmental Authority pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary involving any products

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manufactured, produced, distributed or sold by or on behalf of the Company or any Company Subsidiary (including any parts or components) (collectively, “Products”), or class of claims or lawsuits involving the same or similar Product which is pending or, to the Company’s Knowledge, threatened, resulting from an alleged defect in design, manufacture, materials or workmanship of any Product, or any alleged failure to warn, or from any breach of implied warranties or representations, and (ii) to the Knowledge of the Company, there has not been, within the past three (3) years, any Occurrence.

(b) Except as set forth in Section 4.25 of the Company Disclosure Letter and for those matters that would not be reasonably expected to result in, individually or in the aggregate, any material liability on the Company or any Company Subsidiary, to the Company’s Knowledge, each Product manufactured, sold, leased, or delivered by the Company and any Company Subsidiary has been in conformity in all material respects with all applicable material contractual commitments and all applicable material express and implied warranties, and neither the Company nor any Company Subsidiary has any liability (and, to the Knowledge of the Company, there is no basis for any present or future proceeding against any of them giving rise to any liability) for replacement or repair thereof or other damages in connection therewith (excluding customary warranty claims with respect to individual defected products). The Company has previously provided Parent with copies of the standard terms and conditions of sale or lease for each Product sold or leased by the Company and any Company Subsidiary (containing applicable guaranty, warranty, and indemnity provisions).

(c) Except as set forth in Section 4.25 of the Company Disclosure Letter, the Company and the Company Subsidiaries have no material liability (and, to the Company’s Knowledge, there is no basis for any present or future proceeding against any the Company or any Company Subsidiary giving rise to any material liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Product manufactured, sold, leased, or delivered by the Company or any Company Subsidiary.

Section 4.26 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE V, the Company acknowledges that neither Parent nor any other Person or entity on behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except (a) as set forth in the corresponding sections of the disclosure letter that has been prepared by Parent and delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure

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of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of ARTICLE V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of ARTICLE V of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein), (b) as disclosed in Parent SEC Filings, publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Parent SEC Filing entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Parent SEC Filings, in each case to the extent that such disclosure is cautionary, predictive or forward-looking in nature), or (c) as disclosed by Parent and made publicly available under the profile of Parent on the System for Electronic Document Analysis Retrieval (“SEDAR”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of Alberta, Canada, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Each of Weichai Westport and each Parent Subsidiary (other than Merger Sub) is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of Weichai Westport and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Except as disclosed in Section 5.1(d) of the Parent Disclosure Letter, none of Parent, Merger Sub or any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries and investments in short-term investment securities).

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Section 5.2 Organizational Documents. Parent has made available to the Company complete and correct copies of (i) Parent’s articles of incorporation, as amended (the “Parent Articles”) and Bylaws, as currently in effect (the “Parent Bylaws”), (ii) Merger Sub’s charter and bylaws, as currently in effect, and (iii) the organizational documents of each of Weichai Westport and each Parent Subsidiary, each as in effect on the date hereof.

Section 5.3 Capital Structure.

(a) The authorized capital of Parent consists of an unlimited number of common shares and an unlimited number of preferred shares (the “Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Stock”). At the close of business on August 28, 2015, (i) 64,183,191 Parent Common Shares were issued and outstanding, (ii) no Parent Preferred Shares were issued and outstanding, and (iii) 9,650,493 Parent Common Shares were reserved for future issuance in respect of awards outstanding under the Parent Benefit Plans, consisting of 11,570 Parent Common Shares reserved for issuance upon exercise of outstanding options and 9,638,923 Parent Common Shares reserved for issuance upon conversion or settlement of outstanding performance and restricted share units under the Parent Benefit Plans. All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and non-assessable, and all Parent Common Shares to be issued as the Merger Consideration or as Stock Award Payments, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. Other than the Parent Preferred Shares, no class of Parent shares is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Shares may vote.

(b) At the close of business on August 31, 2015, all of the Merger Sub Common Shares were owned by Parent. All of the Merger Sub Common Shares are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Common Shares may vote.

(c) All of the outstanding shares of capital stock of CWI that are owned directly or indirectly by Parent, and all of the outstanding shares of capital stock of each of the other Parent Subsidiaries that is a corporation, are duly authorized, validly issued, fully paid and nonassessable. All equity interests owned directly or indirectly by Parent in Weichai Westport and all equity interests of each of the Parent Subsidiaries that is a partnership or limited liability

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company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries (other than CWI) which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(d) Except as set forth in this Section 5.3, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Common Shares or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Benefit Plans). Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Common Shares or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

Section 5.4 Authority.

(a) Each of Parent and Merger Sub has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Shareholder Approval and the Parent Name Change Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject with respect to the Merger, to receipt of the Parent Shareholder Approval and the filing and acceptance for record of the Certificate of Merger with the Delaware Secretary. Parent’s board of directors (the “Parent Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the transactions contemplated by this Agreement are fair to and in the best interest of Parent and its shareholders, (iii) directed that the issuance of the Parent Common Shares as payment of the Merger Consideration be submitted for consideration at the Parent Shareholder Meeting, and (iv) resolved to recommend that the shareholders of Parent vote in favor of the payment of the Merger Consideration pursuant to this Agreement and the other transactions contemplated hereby (the “Parent Recommendation”) and to include such recommendation in the Circular.

(b) This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

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Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub will not (i) assuming receipt of the Parent Shareholder Approval and the Parent Name Change Approval, conflict with or violate any provision of the Parent Articles or Parent Bylaws, Merger Sub’s charter or bylaws or any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any other Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, Contract, ground lease, Real Property Lease, license, permit or other legally binding obligation to which Parent, Merger Sub or any other Parent Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, other than (i) the filing with the SEC of (A) the Form F-4, and the declaration of effectiveness of the Form F-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of NASDAQ (including the filing of a Supplemental Listing Application with the NASDAQ, if applicable, in connection with the issuance of the Merger Consideration), (iii) as may be required under the HSR Act and other Antitrust Laws, (iv) the filing of the Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (v) such filings and approvals as may be required by any

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applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with state and local transfer Taxes, (vii) the filings with the Canadian Securities Commissions and the furnishing of such filings to the SEC as may be required in connection with this Agreement and the transactions contemplated hereby, including the information circular in connection with the Parent Shareholder Meeting (the “Circular”), and (viii) the conditional acceptance of the TSX in respect of the transactions contemplated by this Agreement and the approval for listing on the TSX of the Merger Consideration issuable pursuant to this Agreement, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14, which are addressed solely in that Section, Parent, Merger Sub, each other Parent Subsidiary and, to the Knowledge of Parent, Weichai Westport is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Merger Sub, each other Parent Subsidiary and Weichai Westport to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent, any Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport has received any claim or notice nor has any Knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) None of Parent, Merger Sub, any other Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport is or has, since January 1, 2013, been in conflict with, or in default or violation of (i) any Law applicable to Parent, Merger Sub, any other Parent Subsidiary or Weichai Westport or by which any property or asset of Parent, Merger Sub, any other Parent Subsidiary or Weichai Westport is bound (except for Laws addressed in Section 5.10, Section 5.11, Section 5.14, Section 5.15 or Section 5.17, which are the subject of the representations and warranties made therein), or (ii) any Parent Permits (except for Parent Permits addressed in Section 5.14, which are the subject of the representations and warranties made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Since January 1, 2013, none of Parent, any Parent Subsidiary or, the Knowledge of Parent, Weichai Westport, or, to the Knowledge of Parent, any of their respective

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officers or employees, directly or indirectly, has (i) made or received any Prohibited Payment; (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act); or (iii) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment.

(d) Each of Parent and the Parent Subsidiaries and, to the Knowledge of Parent, Weichai Westport has conducted its business in all material respects in accordance with applicable provisions of the United States’ economic sanctions and export control laws and regulations, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), and other applicable export laws of the countries where it conducts business. Without limiting the foregoing, during the past five (5) years:

(i) each of Parent and the Parent Subsidiaries has obtained all material export licenses, registrations, approvals, and other authorizations required for its exports of products, software and technology from the United States and reexports of products, software and technology subject to the laws of the United States;

(ii) each of Parent and the Parent Subsidiaries is and at all times has been in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals, and other authorizations;

(iii) none of Parent and the Parent Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations, approvals, and other authorizations;

(iv) there are no pending or, to Parent’s Knowledge, threatened claims or Actions against or involving Parent or any of the Parent Subsidiaries with respect to such export licenses, registrations, approvals, and other authorizations;

(v) there are no actions, conditions or circumstances pertaining to Parent’s or any Parent Subsidiary’s export transactions that would reasonably be expected to give rise to any material future claims involving a Governmental Authority;

(vi) to Parent’s Knowledge, none of Parent, any Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport is subject to United States trade sanctions or has participated directly or indirectly in any illegal transaction that involves any commodity, software, technical data, products or services with a Person that is (i) located in, organized under the laws of, or the government of a country that is subject to comprehensive United States trade sanctions, or owned or controlled by any such Person, or (ii) denied United States export privileges or otherwise specially designated or debarred by the government of the United States.

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Section 5.7 SEC Filings; Canadian Filings; Financial Statements.

(a) Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of Parent’s consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to Parent. Each of the principal executive officer of Parent and the principal financial officer of Parent has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to

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permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) None of Parent or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including without limitation Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e) To the Knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings since January 1, 2013 which remains unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.

(f) Parent has timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect

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thereto, including all reports, schedules, registration statements or other documents that it was required to file since January 1, 2013 with the TSX, the Canadian provincial securities commissions (collectively, the “Canadian Securities Commissions”), or with other Governmental Authorities or pursuant to applicable federal, state or provincial securities Laws (the “Parent Canadian Filings”), and has paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No publicly available final registration statement, prospectus, report, form, schedule, release or proxy material (including any financial statements or schedules included or incorporated by reference therein) filed since January 1, 2013 and prior to the close of business on the date hereof by Parent with the Canadian Securities Commissions or pursuant to the applicable securities Laws of the provinces of Canada and the respective regulations and rules made thereunder, including the regulations and rules of the TSX, together with all applicable published policy statements, notices, blanket orders and rulings and all discretionary orders or rulings, if any, of the Canadian Securities Commissions and the TSX (collectively, “Canadian Securities Laws”) (collectively, the “Parent Securities Documents”), as of their respective dates or, if amended or superseded prior to the date of this Agreement, as of the date of such amendment or applicable subsequent filing, contained a misrepresentation (as defined under Canadian Securities Laws). As of their respective filing dates, or if amended or superseded prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, all Parent Securities Documents complied as to form in all material respects with the applicable requirements of Canadian Securities Laws. Parent and its Subsidiaries are engaged in all material respects only in the business described in the Parent SEC Filings and the Parent Canadian Filings contain a complete and accurate description in all material respects of the business of Parent and its Subsidiaries, taken as a whole. Parent has not filed any confidential material change report with any Canadian Securities Commissions which as of the date hereof remains confidential.

Section 5.8 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Circular will, at the time such document is filed with the applicable Canadian Securities Commissions, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Parent, at the time of the Parent Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to

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the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 5.8 will not apply to statements or omissions included in the Form F-4 or the Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 5.9 Absence of Certain Changes or Events. Since June 30, 2015, except as contemplated by this Agreement or as set forth in Section 5.9 of the Parent Disclosure Letter, (a) Parent and each Parent Subsidiary has conducted its business in the ordinary course consistent with past practice, (b), neither the Parent nor any Parent Subsidiary has taken any action that it would not be permitted to take after the date of this Agreement without the prior written consent of the Company pursuant to Section 6.2(b)(i), Section 6.2(b)(ii), or Section 6.2(b)(vii), or agreed to do any of the foregoing, and (c) there has not been any Parent Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.10 Employee Benefit Plans.

(a) Section 5.10(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Benefit Plan. Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and applicable Laws.

(b) Each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the IRS as to its qualified status and, to Parent’s Knowledge, no event has occurred that could be reasonably expected to adversely affect the qualified status of any such Parent Benefit Plan. To Parent’s Knowledge, neither Parent nor any Parent Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Benefit Plan that could result in material liability to Parent and the Parent Subsidiaries, taken as a whole. No material suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Parent, is threatened against or with respect to any such Parent Benefit Plan (other than routine benefits claims) and no such Parent Benefit Plan is under audit or investigation by any Governmental Authority.

(c) None of Parent, any Parent Subsidiaries or any of their ERISA Affiliates, has or could reasonably be expected to have material liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan, (iii) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by applicable Law.

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(d) Except as set forth in Section 5.10(d) of the Parent Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will: (A) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of Parent or any Parent Subsidiary; (B) give rise to any payment or benefit that, individually or in combination with any other such payment or benefit, will or may be made by Parent or any Parent Subsidiary to any of their current or former employees or other service providers that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (C) result in payments or benefits which would not be deductible under Section 280G of the Code; or (D) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of Parent or any Parent Subsidiary. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Parent or any Parent Subsidiary as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 5.11 Labor and Other Employment Matters.

(a) Neither Parent nor any of the Parent Subsidiaries is a party to a collective bargaining agreement or similar agreement (other than national labor contracts). As of the date of this Agreement and except as would not reasonable be expected to have a Parent Material Adverse Effect, with respect to employees of Parent or any of its Subsidiaries: (i) there is no labor-related strike, walkout or lockout pending or, to Parent’s Knowledge, threatened in writing, and (ii) there is no pending, or, to the Knowledge of Parent, threatened union organizing campaign and no labor union has made a pending written demand for recognition or certification.

(b) Except as would not reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries is in compliance with all Laws relating to the hiring of employees and the employment of labor, including all such Laws relating to fair employment practices, employment discrimination, terms and conditions of employment, workers’ compensation, occupational safety and health, overtime, wages and hours, plant closures and layoffs, worker classification and immigration, and (ii) there is no charge, complaint, lawsuit or other proceeding pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries before any Governmental Authority brought by or on behalf of any current or former employee or any class of the foregoing, alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 5.12 Material Contracts. All Parent Material Contracts have been filed as exhibits to the Parent SEC Filings or included in the Parent Canadian Filings, as the case may be, made through and including the date of this Agreement. Each Parent Material Contract is in full force and effect and is valid, binding and enforceable against Parent and/or any Parent Subsidiary party thereto, and, to the Knowledge of Parent, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Parent

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Material Adverse Effect. None of Parent or any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary has received any written notice of an event of default pursuant to the terms of any Parent Material Contract.

Section 5.13 Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened by or before any Governmental Authority, nor, to the Knowledge of Parent, is there any investigation pending by any Governmental Authority, in each case, against Parent, Merger Sub, any other Parent Subsidiary, and (b) none of Parent, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent and each Parent Subsidiary are in compliance with applicable Environmental Laws, have applied for all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii) Neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of Parent, threatened against Parent and any Parent Subsidiary under any applicable Environmental Law.

(iii) Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary under any applicable Environmental Law.

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(iv) Neither Parent nor any Parent Subsidiary has assumed, by Contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v) Neither Parent nor any Parent Subsidiary has caused, and to the Knowledge of Parent, no Third Party has caused any Release of a Hazardous Material that would be required to be investigated or remediated by Parent or any Parent Subsidiary under Environmental Law.

(b) This Section 5.14 contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 5.15 Intellectual Property.

(a) Section 5.15(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by Parent or a Parent Subsidiary. Except as set forth in Section 5.15(a) of the Parent Disclosure Letter, Parent or a Parent Subsidiary is the sole and exclusive owner of each such registration and application for Intellectual Property and each such item is subsisting and, to the Knowledge of Parent, valid and enforceable.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (i) Parent and the Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent and the Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the Knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent or any Parent Subsidiary, (iv) except as set forth in Section 5.15(b)(iv) of the Parent Disclosure Letter, to the Knowledge of Parent, no Third Party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary, (v) there are no orders, writs, injunctions, or decrees to which Parent or any Parent Subsidiary is subject with respect to any material Intellectual Property, and (vi) the Merger will not alter in a manner materially adverse to Parent or any Parent Subsidiary, or materially impair Parent’s or any Parent Subsidiary’s rights in, any Intellectual Property described in Section 5.15(b)(i).

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor the Parent Subsidiaries has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate Parent or a Parent Subsidiary to grant or offer to any other Person any license or right to Intellectual Property owned or purported to be owned by Parent or a Parent Subsidiary, and (ii) except as set forth in Section 5.15(c)(ii) of the Parent Disclosure Letter, to the Knowledge of Parent, no funding, facilities or personnel of any Governmental Authority or any university,

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college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any Intellectual Property owned or purported to be owned by Parent or a Parent Subsidiary, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of the Parent, there have been no material security breaches in the information technology systems of Parent or the Parent Subsidiaries or the information technology systems of a Third Party to the extent used by or on behalf of Parent or a Parent Subsidiary.

Section 5.16 Properties.

(a) Except as set forth on Section 5.16(a) of the Parent Disclosure Letter, neither Parent nor the Parent Subsidiaries own or has any options to purchase any real property. Parent has provided the Company true, correct and complete copies of all Real Property Leases. No Person other than Parent or the Parent Subsidiaries has any option or right to terminate any of the Real Property Leases other than as expressly set forth in such Real Property Leases. Parent and the Parent Subsidiaries own good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible Assets. Parent and the Parent Subsidiaries own, lease under valid leases or has use of and/or valid access under valid agreements to all material facilities, machinery, equipment and other material tangible Assets necessary for the conduct of their respective business as presently conducted. With respect to the material property and Assets they lease (including, without limitation, the Leased Real Properties), Parent and the Parent Subsidiaries are in compliance in all material respects with such leases (including, without limitation, the Real Property Leases) and hold a valid and enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. Each Real Property Lease is in full force and effect and there is no violation, breach, default, or any event or condition which, after notice or lapse of time or both, will constitute a violation, breach or default by Parent or a Parent Subsidiary under any Real Property Lease, or, to the Knowledge of Parent or the Parent Subsidiaries, by any other party thereto. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than Parent or the Parent Subsidiaries.

Section 5.17 Taxes.

(a) Parent, Merger Sub and each other Parent Subsidiary has filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Parent Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

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(b) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any material Taxes or Tax Returns of Parent, Merger Sub or any other Parent Subsidiary; (ii) no deficiency for Taxes of Parent, Merger Sub or any other Parent Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) none of Parent, Merger Sub or any other Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) none of Parent, Merger Sub or any of the other Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(c) Parent, Merger Sub and the other Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d) There are no Tax Liens upon any property or assets of Parent, Merger Sub or any other Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

(e) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(f) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(g) Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (B) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(h) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” or “substantially similar” transaction, within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

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(i) Parent has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent, or could reasonably be expected to prevent, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)—3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain.

(j) Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(k) Neither Parent nor any Parent Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date or (iv) and election under Code Section 108(i).

(l) This Section 5.17 contains the exclusive representations and warranties of Parent with respect to tax matters.

Section 5.18 Insurance. Parent maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in Parent’s judgment, reasonable for the business and Assets of Parent and the Parent Subsidiaries. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.19 Opinion of Financial Advisor. Parent Board has received the opinion of Rothschild Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Parent.

Section 5.20 Vote Required. The affirmative vote of (A) the majority of the total votes cast to approve (i) the issuance of the Merger Consideration and (ii) the assumption by Parent of Company Restricted Stock Units and Company Restricted Stock pursuant to Section 3.4 ((i) and

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(ii) together, the “Parent Shareholder Approval”); and (B) the holders of 66 2/3% of the total votes cast to approve the change of the name of Parent to “Westport Fuel Systems Inc.” (the “Parent Name Change Approval”) are the only votes of the holders of any class or series of shares of Parent required to consummate the transactions contemplated by this Agreement.

Section 5.21 Brokers. No broker, finder or investment banker (other than Rothschild Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.

Section 5.22 Investment Company Act. None of Parent, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.23 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly or indirectly by Parent.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.24 Ownership of Company Common Stock. None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.25 Affiliate Transactions. Except as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.26 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE IV, each of Parent and Merger Sub acknowledge that neither the Company nor any other Person or entity on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

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ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use its commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with the Company and the Company Subsidiaries, and keep available the services of its present officers and key employees.

(b) Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary);

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(iii) except as otherwise contemplated in Section 6.1(b)(iv), issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements, in each case except for issuances of securities upon the exercise of outstanding options and warrants and redemptions or purchases pursuant to the terms of existing Contracts of the Company and the Company Subsidiaries;

(iv) grant, issue, confer, award, except as may be specifically required under a Company Benefit Plan in effect as of the date hereof and listed in Section 4.10(a)

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of the Company Disclosure Letter, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of the Company or any of the Company Subsidiaries (except issuances in connection with the exercise or settlement of Company Options, Company Restricted Stock Units, shares of Company Restricted Stock or Company Phantom Shares outstanding on the date of this Agreement in accordance with their terms);

(v) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, for a purchase price in excess of $1,000,000;

(vi) sell, pledge, lease, dispose of, abandon, permit to lapse or encumber (other than a Permitted Lien) any material property or assets, other than disposition of inventory in the ordinary course of business;

(vii) incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other person or entity (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s Securitization Documents or (B) Indebtedness incurred to refinance or refund any existing Indebtedness or Indebtedness permitted under this Agreement;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, whether pursuant to a Company Benefit Plan or otherwise, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary or (B) advances subject to repayment or right of set-off not in excess of $5,000 to employees in the ordinary course of employment relations and consistent with the Company’s policies on advancement of expenses in effect as of the date hereof;

(ix) materially amend, modify or consent to the termination of any Company Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(x) except as required pursuant to any Company Benefit Plans in effect as of the date hereof and listed in Section 4.10(a) of the Company Disclosure Letter, as otherwise required by Law, (A) hire or terminate (other than for cause) any employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary with an annual salary or wage rate or consulting fee in excess of $150,000 or who is not terminable “at will” without

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the payment of any severance or other payment or promote or appoint any Person to a position of officer or director of the Company or any Company Subsidiary; (B) increase or promise to increase the compensation, bonus, perquisites or pension, welfare, severance or other benefits payable or to become payable to any current or former employees, officers, directors or consultants (that are individuals) of the Company or any Company Subsidiary (other than promotion-related increases of base salary in the ordinary course of business consistent with past practice), (C) grant or promise to grant any severance, retention, termination or similar payments to, or enter into any severance or similar agreement with, any employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary, (D) enter into any employment, change of control, severance or retention agreement with any current or former employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary, (E) except as specifically provided herein, accelerate the vesting or payment, or fund or in any way secure the payment, of the compensation payable or the benefits provided to or to become payable or provided to any current or former employees, officers, directors or consultants (that are individuals) of the Company or any Company Subsidiary, (F) establish, adopt, enter into or amend any Company Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement with, or for the benefit of, any current or former directors, officers, employees or consultants (that are individuals) of the Company or any Company Subsidiary or any of their beneficiaries, or any agreement, plan, policy or arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof, (G) forgive or promise to forgive any loans to any current or former directors, officers, employees or consultants (that are individuals) of the Company or any Company Subsidiary, or (H) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(xi) make any material change to its methods of accounting in effect at December 31, 2014, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(xii) fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including NASDAQ), subject to extensions permitted by Law;

(xiii) make, change or rescind any election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case unless required by Law or necessary or appropriate to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes;

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(xiv) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xv) adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xvi) enter into any Contract or transaction with (including the making of any payment to) a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) (other than the Company or a Company Subsidiary) or an Affiliate of a Related Person (other than the Company or a Company Subsidiary), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii) waive, release, assign, settle or compromise any Action, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would, (A) require the payment of monetary damages by the Company or any Company Subsidiary after the date hereof of $500,000 per Action or $1,000,000 in the aggregate or (B) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of the Company and the Company Subsidiaries, taken as a whole;

(xviii) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xix) take, or agree in writing or otherwise to take any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements hereunder;

(xx) take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxi) authorize, or enter into any Contract, commitment or arrangement to do any of the foregoing.

Section 6.2 Conduct of Business by Parent.

(a) Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to, (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use

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its commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with the Parent and the Parent Subsidiaries, and keep available the services of its present officers and key employees.

(b) Without limiting the foregoing, Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(b) of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any of the Parent Subsidiaries to, do any of the following:

(i) amend or propose to amend the Parent Articles or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(iii) except as otherwise contemplated in Section 6.2(b)(iv), issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements, in each case except for issuances of securities upon the exercise of outstanding options and warrants and redemptions or purchases pursuant to the terms of existing Contracts of the Parent and the Parent Subsidiaries;

(iv) grant, issue, confer or award or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Parent’s or any of the Parent Subsidiaries’ capital stock or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option under any existing stock plan of Parent or any Parent Subsidiary (except as (i) explicitly provided by the terms of any unexercisable options or other equity awards outstanding on the date of this Agreement, (ii) except in the ordinary course of business consistent with past practice or (iii) as may be required under agreements executed prior to the date of this Agreement or under any existing Parent Benefit Plan);

(v) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), any real property, corporation, partnership, limited liability company, other business organization or any division or material amount

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of assets thereof that would, or would reasonably be expected to, prevent, delay or materially impair the ability of Parent or Merger Sub to consummate the Merger before the Outside Date;

(vi) adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(vii) fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including NASDAQ and the TSX), subject to extensions permitted by Law;

(viii) incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other person or entity (other than a wholly owned Parent Subsidiary);

(ix) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(x) take, or agree in writing or otherwise to take any other action that would prevent Parent from performing, or cause Parent not to perform, any of its covenants and agreements hereunder;

(xi) take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied; or

(xii) authorize, or enter into any Contract, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything herein to the contrary, CWI shall not be deemed to be a “Parent Subsidiary” for purposes of this Section 6.2.

Section 6.3 Preparation of Form F-4, Circular and Proxy Statement; Stockholder Meetings.

(a) As promptly as reasonably practicable, and in any event within 40 days following the date of this Agreement (or, if such date is not a Business Day, the next succeeding Business Day), (i) the Company shall prepare and cause to be filed with the SEC the Proxy Statement, and (ii) the Company and Parent shall prepare, and Parent shall cause to be filed with the SEC, the Form F-4, which will include the Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form F-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall

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furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, Proxy Statement and the Circular. The Form F-4, Proxy Statement and the Circular shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or the Canadian Securities Commissions, as applicable, or any request from the SEC or the Canadian Securities Commissions, as applicable, for amendments or supplements to the Form F-4, the Circular or Proxy Statement, and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC or the Canadian Securities Commissions, as applicable, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC or the Canadian Securities Commissions with respect to the Circular or the Form F-4, as applicable. Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto) or mailing the Proxy Statement or any other materials used in connection with the Company Stockholder Meeting that constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or mailing the Circular or any other materials used in connection with the Parent Shareholder Meeting that constitute an “information circular”, “proxy-related materials” or are otherwise used for the “solicitation” of “proxies” as those terms are used under applicable Canadian securities Law or “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or responding to any comments of the SEC or the Canadian Securities Commissions, as applicable, with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent will advise the Company promptly after it receives notice of the issuance by any Canadian Securities Commission, any other securities regulatory authority, the TSX or by any other Governmental Authority of any order to cease or suspend trading of any securities of Parent or the institution or threat of institution of any proceeding for that purpose. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

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(b) If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form F-4, the Circular or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC and the Canadian Securities Commissions, as applicable, of any necessary amendment of, or supplement to, the Proxy Statement, the Circular or the Form F-4 and, to the extent required by Law, in making or otherwise disseminating the information contained in such amendment or supplement to stockholders of the Company or Shareholders of Parent, as applicable. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates or the Parent Shareholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. Without the prior written consent of Parent, the adoption of this Agreement by the stockholders of the Company and related matters shall be the only proposals to be submitted to, or voted on by, the stockholders of the Company at the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company and to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 6.5(d). Notwithstanding anything in this Agreement to the contrary, the Company shall not postpone or adjourn the Company Stockholder Meeting without the consent of Parent (which consent shall not be unreasonably withheld or delayed), other than (i) to solicit additional proxies for the purpose of obtaining Company Stockholder Approval, (ii) in the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company Board has determined, after consultation with outside legal counsel, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Stockholder Meeting.

(d) As promptly as reasonably practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Articles and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to cause the Circular to be mailed to the shareholders of Parent and to hold the Parent Shareholder Meeting as soon as

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reasonably practicable after the Form F-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its shareholders that they give the Parent Shareholder Approval and the Parent Name Change Approval, include such recommendations in the Circular and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval and Parent Name Change Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 6.5(e).

Section 6.4 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and Contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to, afford to the other party and to the Representatives of such other party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other party may reasonably request. Without limiting the foregoing, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement, the Company shall maintain, or cause to be maintained, and provide Parent and its Representatives continued access to, the Data Site, and shall not remove any documents or information loaded onto the Data Site prior to, on or after the date hereof. The Company shall not remove any of the documents or items provided in the Data Site through and including the Closing Date.

(b) This Section 6.4 shall not require either the Company or Parent to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel) of such party (i) would reasonably be expected to result in any violation of any Contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with counsel) could be, future litigation or (ii) is reasonably pertinent to any litigation, if any, in which such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties; provided, that, in the case of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (A) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) reasonably be likely to result in the violation of any such Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (B) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements pursuant to

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which non-employee Representatives of the other party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such Contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 6.4(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any Contract, use reasonable commercial efforts to seek consent from the applicable Third Party to any such Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

(c) Each of the Company and Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 6.5 Acquisition Proposals.

(a) Subject to the other provisions of this Section 6.5, during the Interim Period, the Company shall not, and shall cause each of the Company Subsidiaries, and its and their officers and directors, managers or equivalent not to, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Third Party in connection with, any Company Acquisition Proposal or Inquiry, (iii) approve or recommend a Company Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5(b)) providing for or relating to a Company Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the requisite Company Stockholder Approval, the Company may, in response to an unsolicited bona fide written Company Acquisition Proposal by a Third Party made after the date of this Agreement (that did not result from a breach of this Section 6.5) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such Third Party shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent or Merger Sub prior to or simultaneously with

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providing it to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Company Board determines in good faith, after consultation with its financial and legal advisors, that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) The Company shall notify Parent promptly (and in any event within twenty-four (24) hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company or any Company Subsidiary by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Company Acquisition Proposal. Such notice shall indicate the identity of the Third Party making the Company Acquisition Proposal or Inquiry and all of the material terms and conditions of any Company Acquisition Proposal or Inquiries. The Company shall also promptly notify Parent if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.5(c) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(d) Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Company Acquisition Proposal within five (5) business days of the request of Parent and reaffirm the Company Recommendation within five (5) business days (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), a “Company Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to (x) terminate this Agreement to enter into a definitive agreement, including an Alternative Acquisition Agreement, with respect to a Superior Proposal, subject to compliance with Section 6.5(f) and Section 8.3, if the Company Board (A) has received a Company Acquisition Proposal that, in the good faith determination of the Company Board, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Merger Sub pursuant to, Section 6.5(f), and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, or (y) effect a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company

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Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Except as permitted by this Section 6.5(e), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to the Company or the Parent Recommendation, or (ii) fail to include the Parent Recommendation in the Circular or any Schedule 14D-9, as applicable (any of the actions described in clauses (i) or (ii), a “Parent Adverse Recommendation Change”). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Parent Shareholder Approval, and subject to compliance with Section 6.5(g) and Section 8.3, the Parent Board shall be permitted to effect a Parent Adverse Recommendation Change if, after the date of this Agreement a Parent Intervening Event has occurred or arisen and the Parent Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) The Company Board shall not be entitled to terminate this Agreement or effect a Company Adverse Recommendation Change as permitted under Section 6.5(d) in circumstances involving or relating to a Company Acquisition Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent and Merger Sub that the Company intends to take such action and describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms need not include the identity of the Third Party), (ii) during the five (5) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the five (5) Business Day period, the Company Board shall have determined in good faith, after consultation with its financial and legal advisors, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal, and the Company shall be required to comply again with the requirements of this Section 6.5(f); provided, however, that references to the five (5) Business Day period above shall then be deemed to be references to a three (3) Business Day period.

(g) Other than in connection with a Company Acquisition Proposal (which shall be subject to Section 6.5(f) and shall not be subject to this Section 6.5(g)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation in response to a Company Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, and (ii) (A) the Company provides Parent five (5) Business Days written notice of its intention to take such action, which notice

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shall specify the reasons therefor, (B) after providing such notice and prior to making such Company Adverse Recommendation Change, the Company shall negotiate in good faith with Parent during such five (5) Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would not permit the Company Board to make a Company Adverse Recommendation Change pursuant to this Section 6.5(g), and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent, and following such five (5) Business Day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Company Board’s fiduciary duties under applicable Law would continue to require a Company Adverse Recommendation Change with respect to such Company Intervening Event.

(h) Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Company Acquisition Proposal or an express reaffirmation of the Company Recommendation to the Company’s stockholders in favor of the Merger shall be deemed to be an Company Adverse Recommendation Change.

(i) The Company shall, and shall cause each of the Company Subsidiaries and its and their officers and directors, managers or equivalent, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries to immediately cease any existing discussions, negotiations or communications (including discontinuing access to the Data Site) with any Person conducted heretofore with respect to any Company Acquisition Proposal. The Company shall, within ten (10) Business Days of the date hereof, request that, and use all commercially reasonable efforts to cause, all Third Parties who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding a Company Acquisition Proposal within the twelve (12) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that the Company is entitled to have such information returned or destroyed).

(j) For purposes of this Agreement:

(i) “Company Acquisition Proposal” shall mean any unsolicited bona fide indication of interest, inquiry, proposal or offer from any Third Party for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of the Company or any Company Subsidiary representing twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole as determined on a book-value basis, or to which twenty percent (20%) or more of the consolidated revenues or earnings are attributable, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture,

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business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company or any of the Company Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company or any of the Company Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

(ii) “Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) on its most recently amended or modified terms, if amended or modified, made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal (including the identity of the Person making such proposal, any termination or break-up fees, expense reimbursement provisions, and conditions to, and timing and likelihood of consummation as well as post-closing synergies and pro forma economics, to the extent applicable), as well as any changes to the financial terms of this Agreement proposed by Parent and Merger Sub in response to such proposal or otherwise, to be more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement. Reference to “this Agreement” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement by Parent.

(k) Parent shall notify the Company promptly (and in any event within twenty-four (24) hours) after receipt of any Parent Acquisition Proposal or any request for nonpublic information relating to Parent or any Parent Subsidiary by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with Parent relating to a possible Parent Acquisition Proposal. Such notice shall indicate the identity of the Third Party making the Parent Acquisition Proposal or Inquiry and the material terms and conditions of any Parent Acquisition Proposal or Inquiries. Parent shall also promptly notify the Company if it

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enters into discussions or negotiations concerning any Parent Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.5(k) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

Section 6.6 Appropriate Action; Consents; Filings.

(a) The parties hereto agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and to make all other filings required to be made prior to the Effective Time by applicable foreign Antitrust Laws (collectively, “Foreign Antitrust Approvals”) with respect to the transactions contemplated hereby as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided, that the submission or filing of a Notification and Report Form pursuant to the HSR Act will be made within ten (10) Business Days of the date of this Agreement) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with the Foreign Antitrust Approvals or any other Antitrust Law. Each of the Company and Parent shall (and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any Antitrust Laws, and to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate each and every impediment under applicable Antitrust Laws asserted by an Governmental Authority, in each case, to cause the Merger and the other transactions contemplated by this Agreement to occur prior to the Outside Date, including but not limited to (x) promptly complying with or modifying any request for additional information (including any second request) by any Governmental Authority, (y) if necessary to obtain clearance by any Governmental Authority before the Outside Date, offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the share capital, assets, rights, products or business of the Company and Parent and their respective Subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any of the businesses of the Company and Parent and their respective Subsidiaries, and (z) contesting, defending and appealing any lawsuit or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof; provided, however, that in no event shall the Company or Parent or any of their respective Subsidiaries be obligated to commit to any actions that would, individually or in combination, materially reduce the reasonably anticipated benefits of the transactions contemplated by this Agreement.

(b) Upon the terms and subject to the conditions set forth in this Agreement (including Section 6.5), and except with regard to the Antitrust Laws which shall be governed by Section 6.6(a), each of the Company and Parent shall (and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any

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Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in ARTICLE VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(c) In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to give) any notices to Third Parties, and Parent shall use, and cause each of its Subsidiaries to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any Third Party consents not covered by Sections 6.6(a) and 6.6(b) that are necessary, proper or advisable to consummate the Merger. Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.6(c) shall not be considered a condition to the obligations of Parent and Merger Sub to consummate the Merger.

(d) Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly (and in any event within twenty-four (24) hours) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent practicable, and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings (whether by telephone or in person) with such Governmental Authority.

(e) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger, without the prior written consent of Parent, none of the Company, any of the Company Subsidiaries or any of the Company’s or Company Subsidiary’s Representatives, shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. The Company shall cooperate with Parent and the Merger Sub with respect to accommodations that may be requested or appropriate to obtain such consents.

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Section 6.7 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, to the extent in each case it obtains Knowledge thereof, of (i) any inaccuracy of any representation or warranty of the Company or Parent, as applicable, contained herein at any time during the term hereof, (ii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VII and (iii) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VII; provided that, in the case of clauses (i), (ii) and (iii), the failure to comply with this Section 6.7(b) shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VII, or give rise to any right to terminate this Agreement under Article VIII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving such party or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against Parent and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves only the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Section 6.8 Public Announcements. Except as otherwise required by this Agreement, neither the Company, Parent nor Merger Sub shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the existence or any subject matter relating to, or terms or conditions of, this Agreement unless mutually approved by

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Parent and the Company, prior to release, announcement or disclosure; provided, however, that a party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such party’s equity securities are traded, provided that such Party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same. The Merger and this Agreement will be publicly announced in a mutually agreed form and at a mutually agreed time by Parent and Company.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the Indemnitees as provided in the Company Charter or the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) shall survive the Merger and shall continue in full force and effect in accordance with their terms. The Surviving Entity shall (and Parent shall cause the Surviving Entity to) (i) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by the Company Charter or Company Bylaws, or the articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) of any of the Company Subsidiaries, in each case, as in effect on the date of this Agreement, or applicable Law, and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b) Without limiting the provisions of Section 6.9(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee or employee of the Company or any of the Company Subsidiaries, or (y) this Agreement and any of the transactions contemplated hereby, including the Merger; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.9(b) or elsewhere in this Agreement, neither Parent nor the Surviving Entity shall (and Parent shall cause the Surviving Entity not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.9(b) unless such settlement, compromise, consent or termination includes an unconditional release of all

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Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies and with policy limits no less than the limits on the Company’s existing policies as long as the annual premium does not exceed 300% of the annual premium under the Company’s existing policies. If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.9.

(e) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.9 shall survive the consummation of the Merger in accordance with its terms and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, commercially reasonable efforts shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.9.

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Section 6.10 Employee Benefit Matters.

(a) During the one (1)-year period commencing at the Effective Time, Parent shall, or shall cause the Surviving Entity to, provide to each employee of the Company and any of the Company Subsidiaries who is employed by the Company or any of the Company Subsidiaries immediately prior to the Effective Time and continues to be employed by the Surviving Entity or any of the Company Subsidiaries immediately following the Effective Time (each a “Company Employee”) (i) a base salary (or wage rate) and target cash incentive compensation opportunity at least equal to such Company Employee’s base salary (or wage rate) and target cash incentive compensation opportunity in effect as of immediately prior to the Effective Time and (ii) employee benefits (excluding equity arrangements, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans) that are, in the aggregate, no less favorable than the employee benefits provided to the Company Employees by the Company and the Company Subsidiaries as of immediately prior to the Effective Time.

(b) Parent shall provide, or shall cause the Surviving Entity to provide, to each Company Employee whose employment with the Surviving Entity, Company Subsidiaries and its Affiliates is involuntarily terminated in a severance-qualifying manner during the one (1)-year period following the Effective Time, severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that would have been provided to such Company Employee pursuant to the terms of the severance pay arrangements maintained by the Company and the Company Subsidiaries upon such an involuntary severance-qualifying termination of employment immediately prior to the Effective Time.

(c) For purposes of eligibility and vesting, benefit accrual and determination of level of benefits under the compensation and benefit plans, programs agreements and arrangements of Parent, the Company, the Parent Subsidiaries, the Company Subsidiaries, the Surviving Entity and any of its subsidiaries or any respective Affiliate thereof providing benefits to any Company Employees after the Closing (the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, but excluding for purposes of benefit accruals under any defined benefit plan or for purposes of vesting in any new equity-based compensation plan, program, agreement or arrangement, each

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Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan, except (i) for New Plans as to which employees who are similarly situated to the Company Employees are not provided such service credit or (ii) where such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, with respect to any plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall use commercially reasonable efforts to cause: (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before such replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents (except to the extent such restrictions were applicable and not satisfied by the Company Employee as of the Effective Time under the comparable Company Benefit Plan), and any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Prior to making any material broad-based written or oral communications to the directors, officers or employees of the Company or the Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(e) The parties hereto acknowledge and agree that all provisions contained in this Section 6.10 with respect to employees of the Company and the Company Subsidiaries are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right, express or implied (i) in any other person, including employees, former employees, any participant or any beneficiary thereof in any Company Benefit Plan or (ii) to continued employment with Parent or any Parent Subsidiary. Notwithstanding anything in this Section 6.10 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan, Parent Benefit Plan or any other employee benefit plans of the Company or Parent.

Section 6.11 Certain Tax Matters.

(a) Company, Parent and Merger Sub shall each use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) to provide such information as reasonably requested by the Company in

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connection with the Company’s request for an IRS private letter ruling and/or for an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to the Company, as applicable, regarding the application of Sections 368 and/or 367(a) of the Code to the Merger, including executing and delivering officer’s certificates containing representations from the officers of the Company and Parent in connection with such IRS private letter ruling and/or opinions, as applicable.

(b) Neither Parent nor the Company shall take or fail to take (and, following the Merger, Parent will cause the Company not to take or fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. With respect to the Merger, if applicable, Parent will (and following the Merger, Parent will cause the Company to) file all required information with its Tax Returns and maintain all records required for Tax purposes, including, if applicable, the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

(c) If the Company obtains a favorable IRS private letter ruling or believes based on advice from counsel that it is more likely than not that the Merger is not subject to Section 367(a)(1) of the Code, Parent will make commercially reasonable arrangements with each five-percent transferee shareholder (as defined in Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) and each “5-percent shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(ii)), if any, to ensure that such shareholder will be informed of any “triggering event” within the meaning of Treasury Regulations Section 1.367(a)-8(j)(1) or (2).

(d) Parent and the Company shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Times. Parent shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority (or for which its shareholders are primarily liable), which becomes payable in connection with the Merger.

(e) Prior to the Closing Date, the Company shall deliver to Parent a duly executed certificate, dated not more than thirty (30) days prior to the Closing Date, certifying that (A) the Company is not and in the preceding five-year period has never been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder and (B) none of the Company Common Stock constitutes a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder, which certificate shall be in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and in a form reasonably satisfactory to Parent.

Section 6.12 Dividends. In the event that a distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement (including pursuant to Section 6.1(b)(ii) above) has (i) a record date prior to the Effective Time and (ii) has not been

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paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such distribution from the Company at the time such shares are exchanged pursuant to ARTICLE III of this Agreement.

Section 6.13 Merger Sub. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 6.14 Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent and Merger Sub to take the actions contemplated by this Section 6.14, the Company, Parent and Merger Sub each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Shares (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Stock Exchange Listing. Parent shall cause the shares of Parent Common Shares to be issued in the Merger to be approved for listing on NASDAQ and the TSX, subject to official notice of issuance, prior to the Effective Time.

Section 6.16 Voting of Shares. Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting in favor of adoption of this Agreement and approval of the Merger. The Company shall vote all shares of Parent Common Shares beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Shareholder Meeting in favor of adoption of this Agreement, approval of the Merger, and issuance of shares of Parent Common Shares in connection therewith.

Section 6.17 Post-Closing Directors and Officers.

(a) Parent shall take all necessary actions to cause, concurrent with the Closing (i) the name of Parent to be changed to “Westport Fuel Systems Inc.”, (ii) three members of the Parent Board to be determined in Parent’s sole discretion prior to Closing to resign from the Parent Board, (iii) the appointment of the three directors set forth on Exhibit C attached hereto or such other individuals as may be mutually agreed between Parent and the Company (the “Continuing Company Directors”) to fill the vacancies on the Parent Board resulting from such resignations, and (iv) each committee of the Parent Board to include such number of Continuing Company Directors as determined by Parent after taking into account each such Continuing Company Director’s relevant experience and expertise.

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(b) From and after the Closing, the Parent Board shall take all necessary actions to nominate, and to cause the Nominating and Corporate Governance Committee of Parent to recommend that the Parent Board nominate, the Continuing Company Directors for election to the Parent Board at the 2016 annual meeting of shareholders of Parent, the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent; provided, that no Continuing Company Director shall be subject to re-nomination in accordance with this Section 6.17(b) in the event such Continuing Company Director fails (i) to comply in all material respects with the governance guidelines and policies of Parent applicable to Parent directors during the fiscal year immediately preceding such Continuing Company Director’s renomination or (ii) to attend in-person at least seventy-five percent (75%) of the duly called meetings of the Parent Board for the Parent fiscal year immediately preceding such renomination. Notwithstanding anything in this Agreement to the contrary, in the event of the death, resignation or removal for cause of a Continuing Company Director, Parent and the Parent Board shall have no obligation to nominate or appoint a replacement Continuing Company Director to fill the vacancy created by such death, resignation or removal. The Continuing Company Directors shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Continuing Company Director in seeking the enforcement of the rights and obligations provided for in this Section 6.17.

Section 6.18 Solicitation of Employees.

(a) Prior to the Closing Date, neither the Company nor any of Company Subsidiary shall directly, or indirectly, either on its own account or for any person, firm or company (except by means of a generally public solicitation or by retaining an executive recruiting firm that has not been directed to approach and does not approach employees of Parent or any Parent Subsidiary), solicit, or endeavor to cause, any employee of Parent or any Parent Subsidiary to alter in any way, terminate or breach his, her or its relationship or agreement with Parent or any Parent Subsidiary.

(b) Prior to the Closing Date, neither Parent nor any Parent Subsidiary shall directly, or indirectly, either on its own account or for any person, firm or company (except by means of a generally public solicitation or by retaining an executive recruiting firm that has not been directed to approach and does not approach employees of Company or any Company Subsidiary), solicit, or endeavor to cause, any employee of the Company or any Company Subsidiary to alter in any way, terminate or breach his, her or its relationship or agreement with Company or any Company Subsidiary.

Section 6.19 Amendment to Rights Agreement. The Company Board shall take all necessary action so that none of the performance by the respective parties hereto of their obligations hereunder, nor any of the transactions contemplated hereunder will cause (i) the Rights to become exercisable under the Rights Agreement; (ii) Parent or Merger Sub or any of their Affiliates to be deemed an “Acquiring Person” (as defined in the Rights Agreement); or (iii) the “Stock Acquisition Date” (as defined in the Rights Agreement) to occur upon any such event. The “Separation Time” (as defined in the Rights Agreement) will not have occurred.

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Section 6.20 Financial Statement Cooperation. To the extent requested by Parent during the Interim Period, the Company shall, and shall use commercially reasonable efforts to cause the independent auditors of the Company to, provide customary assistance to Parent and its underwriters in connection with the preparation of financial statements of the Company and its Subsidiaries and related information (collectively, the “Company Financial Information”) sufficient to enable Parent to prepare financial statements sufficient for inclusion in any registration statement under the Securities Act, including compliance with the applicable provisions of Regulation S-X, including making work papers available to Parent’s Representatives, the provision of “comfort letters” in customary form in connection with any offering or financing, delivery of consents to the inclusion of the financial statements required in connection with any offering or financing, participation in due diligence matters with respect to any offering or financing and assistance in responding to comments or questions from the SEC with respect to the Company Financial Information. The Company shall cause each of the Company’s Chief Executive Officer and Chief Financial Officer, in their capacity as officers of the Company, to execute officers’ certificates or management representation letters and deliver such officers’ certificates and management representation letters to the independent auditors of Parent with respect to the Company Financial Information, in a customary form and substance, to permit such auditors to issue unqualified reports with respect to the audited Company Financial Information and in connection with procuring the consent of such auditors to the inclusion of such financial information in connection with any offering or financing. Parent shall reimburse the Company for the reasonable costs and expenses incurred by the Company pursuant to this Section 6.20 (including fees and expenses payable to the independent auditors).

Section 6.21 Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of Parent and the Company and the members of its respective board of directors, to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Outside Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 6.22 Confidentiality. The obligations of Parent and the Company under the Confidentiality Agreement shall remain in full force and effect and all information provided to any party hereto or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Company or Parent of their respective obligations under this Agreement and, in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

Section 6.23 Automotive and Industrial Operations. Representatives of Parent and the Company jointly have developed an agreement upon business plan for the Automotive, Industrial and Operations Combined Company Project to be named “Fuel Systems Automotive and Industrial Group” (the “Combined Company Project”), which they intend to implement within the 36 months following the Closing. Exhibit D hereto sets forth a list of the management team,

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who shall be officers of Fuel Systems Automotive and Industrial Group, to be charged with undertaking the implementation of the Combined Company Project. Consistent with the Combined Company Project, following the Closing the Surviving Entity the headquarters of the Automotive Division and its associated operations will be in Cherasco, Italy. Subject to Law and the reasonable business judgment of the Parent Board, Parent shall use commercially reasonable efforts to assist the implementation of the Combined Company Project, as may be modified from time to time by the management of Operative Division (industrial and automotive combine company) and approved by Parent, by maintaining sufficient capital in the Operative Division consistent with the needs of the Operative Division to achieve the Combined Company Project as it may be modified from time to time.

Section 6.24 Sales and Distribution Contracts. As soon as reasonably practicable after the date hereof, the Company shall provide Parent with a schedule of any sales or distribution Contracts (or series of Contracts with a party or related parties) that provide for annual payments by or to the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary is reasonably likely to receive or make annual payments, in excess of $500,000 that had no previously been scheduled pursuant to Section 4.12.

ARTICLE VII.

CONDITIONS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) No Restraints. No Governmental Authority having jurisdiction over the Company or Parent shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of Company Common Stock by Parent. Without limiting the generality of the foregoing, (i) the waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and (ii) any mandatory waiting period or required consent under any other applicable Antitrust Laws shall have expired or been obtained; provided, that any order, decree or ruling with respect to foreign Antitrust Laws other than those set forth on Schedule 7.1(b) shall be disregarded for the purposes of this Section 7.1(b).

(c) Form F-4. The Form F-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that has not been withdrawn.

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(d) Listing. The Parent Common Shares to be issued in the Merger shall have been authorized for listing on the NASDAQ and the TSX, subject to official notice of issuance.

(e) TSX Acceptance. Parent shall have received the conditional acceptance of the TSX in respect of the transactions contemplated by this Agreement.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statute), Section 4.21 (Vote Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

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Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.21 (Brokers) and Section 5.22 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before April 30, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before

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such date; provided further that if the waiting period applicable to the transactions contemplated by the Agreement under the HSR Act shall not have expired or been terminated or any other mandatory waiting period or required consent under any other applicable Antitrust Laws that is a condition to the party’s obligations to effect the Merger under Section 7.1(b) shall not have expired or been obtained, then the Outside Date shall be extended until August 31, 2016;

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement; or

(iii) the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting, or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily due to the Company’s failure to perform any of its obligations under this Agreement;

(iv) the Parent Shareholder Approval shall not have been obtained at a duly held Parent Shareholder Meeting, or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Parent if the failure to obtain such Parent Shareholder Approval was primarily due to Parent’s failure to perform any of its obligations under this Agreement; or

(c) by the Company, if:

(i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by Parent within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied;

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(ii) the Company Board has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of Section 6.5; provided, that the right to terminate under this Section 8.1(c)(ii) shall not be available after the receipt of the Company Stockholder Approval; provided, further, that any such purported termination pursuant to this Section 8.1(d)(ii) shall be void and of no force or effect unless the Company has complied with Section 8.3(a); provided, further, however, that in the event of such termination, the Company substantially concurrently enters into such Alternative Acquisition Agreement; or

(iii) if (x) the Parent Board authorizes, approves or recommends a Parent Acquisition Proposal; (y) Parent or any Parent Subsidiary enters into a written Contract relating to a Parent Acquisition Proposal (other than a confidentiality agreement); or (z) Parent or any Parent Subsidiary consummates any transaction regarding a Parent Acquisition Proposal.

(d) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub are then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied, or

(ii) prior to the receipt of the Company Stockholder Approval, (A) a Company Adverse Recommendation Change shall have occurred, (B) a material and willful breach of any of the Company’s obligations under Section 6.5 by (directly or indirectly) the Company’s or any Company Subsidiary’s officers, directors or Representatives shall have occurred or (C) the Company or any Company Subsidiary or the Company Board shall have approved, recommended, adopted or entered into, or publicly announced its intention to approve, recommend, adopt or enter into, an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) whether or not permitted by Section 6.5.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Merger and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further

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force or effect whatsoever without liability on the part of any party hereto (or any of the Company Subsidiaries, Parent Subsidiaries or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any willful or intentional breach of this Agreement; and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, ARTICLE IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other person to which they were made.

Section 8.3 Termination Fee.

(a) In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(b) In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company the Termination Fee, by wire transfer of same day funds to an account designated by the Company within two (2) Business Days of such termination.

(c) In the event that, prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly proposed or publicly disclosed and this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii)(A), then the Company shall pay to Parent the Expenses of Parent within two (2) Business Days after receipt following such termination of documentation supporting such Expenses of Parent. If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Company enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Company Acquisition Proposal”) for all purposes under this Section 8.3(c), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Company Acquisition Proposal, unless the Termination Fee has already been paid to Parent pursuant to Section 8.1(a). Parent’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of Parent from the Company as provided in this Section 8.3(c) shall be the sole and exclusive remedy available to Parent against the Company with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii)(A).

(d) In the event that, prior to Parent Shareholder Meeting, (i) a Parent Acquisition Proposal is publicly proposed or publicly disclosed, (ii) the Third Party making such

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Parent Acquisition Proposal has publicly indicated to the Parent shareholders to the effect that they should not vote in favor of any of the matters required by the Parent Shareholder Approval, and (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent, then Parent shall pay to the Company the Expenses of the Company within two (2) Business Days after receipt following such termination of documentation supporting such Expenses of the Company. If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Parent enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal for all purposes under this Section 8.3(d), then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Parent Acquisition Proposal. The Company’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of the Company from Parent as provided in this Section 8.3(d) shall be the sole and exclusive remedy available to the Company against Parent with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i) under no circumstances shall the Company be required to pay the Termination Fee earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from Parent; and

(ii) under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion.

(f) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of ten percent (10%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their

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respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company or Parent without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6 Fees and Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form F-4 and the printing, filing and distribution of the Proxy Statement and the Circular, other than attorneys’ and accountants’ fees.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties. None of the representations, warranties or covenants that are to be performed prior to the Closing in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time. The terms of ARTICLE I and this ARTICLE IX, as well as the covenants and other agreements set forth in ARTICLE II and ARTICLE VI, that by their terms apply, or that are to be performed in whole or in part after the Closing, shall survive the consummation of the transactions contemplated herein in accordance with their terms.

Section 9.2 Notices. Any notice, request, claim, demand and other communications hereunder shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day

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after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Merger Sub:

Westport Innovations Inc.

1750 West 75th Avenue, Suite 101

Vancouver, British Columbia

Canada V6P 6G2

Phone:	(604) 718-2000
Email :	SManki@westport.com
Attention:	Salman Manki, General Counsel

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Phone:	(212) 728-8535
Fax:	(212) 728-9535
Attention:	Gordon R. Caplan. Esq.
Matthew J. Guercio, Esq.

if to the Company:

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th Floor

New York, New York 10017

Phone:	(646) 506-7163
Fax:	(646) 502-7171
Attention:	Pietro Bersani

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Phone: (213) 687-5000

Fax: (213) 687-5600

Attention: Brian J. McCarthy, Esq.

Section 9.3 Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring

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or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment; Delegation. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto (except to the Surviving Entity).

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their

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respective successors and permitted assigns, except for the provisions of Section 6.9 and 6.17. Without limiting the generality of the foregoing, the parties acknowledge and agree that the provisions contained in Section 6.23 are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right, express or implied in any other Person. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

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Section 9.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any state or federal court located in the State of Delaware.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any United States federal court located in the State of Delaware or any Delaware state court. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

[Remainder of page intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTPORT INNOVATIONS INC.

By:	(Signed) David R. Demers

WHITEHORSE MERGER SUB INC.

By:	(Signed) David R. Demers

FUEL SYSTEMS SOLUTIONS, INC.

By:	(Signed) Mariano Coostamagna

[Agreement and Plan of Merger]

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Exhibit A

Amended and Restated Certificate of Incorporation of the Surviving Entity

(see attached)

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SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FUEL SYSTEMS SOLUTIONS, INC.

* * * * * * * *

ARTICLE I.

The name of the corporation (the “Corporation”) is: Fuel Systems Solutions, Inc.

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, in the county of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, each of which shall have a par value of $0.001 per share.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the bylaws of the Corporation (the “Bylaws”) may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).

ARTICLE VI.

Elections of directors need not be by written ballot.

ARTICLE VII.

(a) The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or

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agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Corporation) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article.

(d) The indemnification and other rights set forth in this Article VII shall not be exclusive of any provisions with respect thereto in the Bylaws or any other contract or agreement between the Corporation and any officer, director, employee or agent of the Corporation.

(e) Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to this Article VII if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

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(f) No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director:

(i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) under Section 174 of the General Corporation Law of the State of Delaware; or

(iv) for any transaction from which the director derived an improper personal benefit.

If the General Corporation Law of the State of Delaware is amended after the filing of this Certificate with the Secretary of State of Delaware to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

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Exhibit B

Form of Amended and Restated Bylaws of the Surviving Entity

(see attached)

Execution Version

FUEL SYSTEMS SOLUTIONS, INC.

INCORPORATED UNDER THE LAWS OF

THE STATE OF DELAWARE

AMENDED AND RESTATED BYLAWS

ARTICLE VIII.

OFFICES.

The registered office of Fuel Systems Solutions, Inc. (the “Corporation”) shall be located in the state of Delaware and shall be at such address as shall be set forth in the Certificate of Incorporation. The registered agent of the Corporation at such address shall be as set forth in the Certificate of Incorporation. The Corporation may also have such other offices at such other places, within or without the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time designate or the business of the Corporation may require.

ARTICLE IX.

STOCKHOLDERS.

Section 9.1 Annual Meeting. The annual meeting of stockholders for the election of directors and the transaction of any other business shall be held on such date and at such time and in such place, either within or without the State of Delaware, as shall from time to time be designated by the Board of Directors. At the annual meeting any business may be transacted and any corporate action may be taken, whether stated in the notice of meeting or not, except as otherwise expressly provided by statute or the Certificate of Incorporation.

Section 9.2 Special Meetings. Special meetings of the stockholders for any purpose may be called at any time by the Board of Directors, or by the President, and shall be called by the President at the request of the holders of at least 35% of the outstanding shares of capital stock entitled to vote. Special meetings shall be held at such place or places within or without the State of Delaware as shall from time to time be designated by the Board of Directors. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

Section 9.3 Notice of Meetings. Written notice of the time and place of any stockholder’s meeting, whether annual or special, shall be given to each stockholder entitled to vote thereat, by personal delivery or by mailing the same to him at his address as the same appears upon the records of the Corporation at least ten (10) days but not more than sixty (60) days before the day of the meeting. Notice of any adjourned meeting need not be given except by announcement at the meeting so adjourned, unless otherwise ordered in connection with such adjournment. Such further notice, if any, shall be given as may be required by law.

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Section 9.4 Quorum. Any number of stockholders, together holding at least a majority of the capital stock of the Corporation issued and outstanding and entitled to vote, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of all business, except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws.

Section 9.5 Adjournment of Meetings. If less than a quorum shall attend at the time for which a meeting shall have been called, the meeting may adjourn from time to time by a majority vote of the stockholders present or represented by proxy and entitled to vote without notice other than by announcement at the meeting until a quorum shall attend. Any meeting at which a quorum is present may also be adjourned in like manner and for such time or upon such call as may be determined by a majority vote of the stockholders present or represented by proxy and entitled to vote. At any adjourned meeting at which a quorum shall be present, any business may be transacted and any corporate action may be taken which might have been transacted at the meeting as originally called.

Section 9.6 Voting List. The Secretary shall prepare and make, at least ten (10) days before every election of directors, a complete list of the stockholders entitled to vote, arranged in alphabetical order and showing the address of each stockholder and the number of shares of each stockholder. Such list shall be open at the place where the election is to be held for said ten (10) days, to the examination of any stockholder, and shall be produced and kept at the time and place of election during the whole time thereof, and subject to the inspection of any stockholder who may be present.

Section 9.7 Voting. Each stockholder entitled to vote at any meeting may vote either in person or by proxy, but no proxy shall be voted on or after three years from its date, unless said proxy provides for a longer period. Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote shall at every meeting of the stockholders be entitled to one vote for each share of stock registered in his name on the record of stockholders. At all meetings of stockholders all matters, except as otherwise provided by statute, shall be determined by the affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter. Voting at meetings of stockholders need not be by written ballot.

Section 9.8 Record Date of Stockholders. The Board of Directors is authorized to fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purposes, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and, in such case, such stockholders and only such stockholders as shall be stockholders of record on the date so fixed

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shall be entitled to such notice of, and to vote at, such meeting, and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation, after such record date has been fixed as aforesaid.

Section 9.9 Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9.10 Conduct of Meetings. The Chairman of the Board of Directors, or if there be none, or in the Chairman’s absence, the President shall preside at all regular or special meetings of stockholders. To the maximum extent permitted by law, such presiding person shall have the power to set procedural rules, including but not limited to rules respecting the time allotted to stockholders to speak, governing all aspects of the conduct of such meetings.

ARTICLE X.

DIRECTORS.

Section 10.1 Number and Qualifications. The Board of Directors shall consist initially of such number of directors as is set forth in the Statement of the Sole Incorporator, and thereafter shall consist of such number as may be fixed from time to time by resolution of the Board of Directors. The directors need not be stockholders.

Section 10.2 Election of Directors. The directors shall be elected by the stockholders at the annual meeting of stockholders.

Section 10.3 Duration of Office. The directors chosen at any annual meeting shall, except as hereinafter provided, hold office until the next annual election and until their successors are elected and qualify.

Section 10.4 Removal and Resignation of Directors. Except as set forth in the Certificate of Incorporation of the Corporation, as such certificate may be amended by any Certificates of Designation filed by the Corporation, any director may be removed from the Board of Directors, with or without cause, by the holders of a majority of the shares of capital stock entitled to vote, either by written consent or consents or at any special meeting of the stockholders called for that purpose, and the office of such director shall forthwith become vacant.

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Any director may resign at any time. Such resignation shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective, unless so specified therein.

Section 10.5 Filling of Vacancies. Any vacancy among the directors, occurring from any cause whatsoever, may be filled by a majority of the remaining directors, though less than a quorum; provided, however, that the stockholders removing any director may at the same meeting fill the vacancy caused by such removal, and provided further, that if the directors fail to fill any such vacancy, the stockholders may at any special meeting called for that purpose fill such vacancy. In case of any increase in the number of directors, the additional directors may be elected by the directors in office before such increase.

Any person elected to fill a vacancy shall hold office, subject to the right of removal as hereinbefore provided, until the next annual election and until his successor is elected and qualifies.

Section 10.6 Regular Meetings. The Board of Directors shall hold an annual meeting for the purpose of organization and the transaction of any business immediately after the annual meeting of the stockholders, provided a quorum of directors is present. Other regular meetings may be held at such times as may be determined from time to time by resolution of the Board of Directors.

Section 10.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, if any, or by the President or by any two directors.

Section 10.8 Notice and Place of Meetings. Meetings of the Board of Directors may be held at the principal office of the Corporation, or at such other place as shall be stated in the notice of such meeting. Notice of any special meeting, and, except as the Board of Directors may otherwise determine by resolution, notice of any regular meeting also, shall be mailed to each director addressed to him at his residence or usual place of business at least two (2) days before the day on which the meeting is to be held, or if sent to him at such place by facsimile, telegraph or cable, or delivered personally or by telephone, not later than the day before the day on which the meeting is to be held. No notice of the annual meeting of the Board of Directors shall be required if it is held immediately after the annual meeting of the stockholders and if a quorum is present.

Section 10.9 Business Transacted at Meetings, etc. Any business may be transacted and any corporate action may be taken at any regular or special meeting of the Board of Directors at which a quorum shall be present, whether such business or proposed action be stated in the notice of such meeting or not, unless special notice of such business or proposed action shall be required by statute.

Section 10.10 Quorum. A majority of the Board of Directors at any time in office shall constitute a quorum. At any meeting at which a quorum is present, the vote of a majority of the members present shall be the act of the Board of Directors unless the act of a greater number is

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specifically required by law or by the Certificate of Incorporation or these Bylaws. The members of the Board of Directors shall act only as the Board of Directors, and the individual members thereof shall not have any powers as such.

Section 10.11 Compensation. The directors shall not receive any stated salary for their services as directors, but by resolution of the Board of Directors a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity, as an officer, agent or otherwise, and receiving compensation therefor.

Section 10.12 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Directors or committee.

Section 10.13 Meetings Through Use of Communications Equipment. Members of the Board of Directors, or any committee designated by the Board of Directors, shall, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, have the power to participate in a meeting of the Board of Directors, or any committee, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

ARTICLE XI.

COMMITTEES.

Section 11.1 Executive Committee. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate two or more of their number to constitute an Executive Committee (the “Executive Committee”) to hold office at the pleasure of the Board of Directors, which Executive Committee shall, during the intervals between meetings of the Board of Directors, have and exercise all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, subject only to such restrictions or limitations as the Board of Directors may from time to time specify, or as limited by the Delaware Corporation Law, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it.

Any member of the Executive Committee may be removed at any time, with or without cause, by a resolution of a majority of the whole Board of Directors.

Any person ceasing to be a director shall ipso facto cease to be a member of the Executive Committee.

Any vacancy in the Executive Committee occurring from any cause whatsoever may be filled from among the directors by a resolution of a majority of the whole Board of Directors.

Section 11.2 Other Committees. Other committees, whose members need not be directors, may be appointed by the Board of Directors or the Executive Committee, which committees shall hold office for such time and have such powers and perform such duties as may from time to time be assigned to them by the Board of Directors or the Executive Committee.

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Any member of such a committee may be removed at any time, with or without cause, by the Board of Directors or the Executive Committee. Any vacancy in a committee occurring from any cause whatsoever may be filled by the Board of Directors or the Executive Committee.

Section 11.3 Resignation. Any member of a committee may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective unless so specified therein.

Section 11.4 Quorum. A majority of the members of a committee shall constitute a quorum. The act of a majority of the members of a committee present at any meeting at which a quorum is present shall be the act of such committee. The members of a committee shall act only as a committee, and the individual members thereof shall not have any powers as such.

Section 11.5 Record of Proceedings, etc. Each committee shall keep a record of its acts and proceedings, and shall report the same to the Board of Directors when and as required by the Board of Directors.

Section 11.6 Organization, Meetings, Notices, etc. A committee may hold its meetings at the principal office of the Corporation, or at any other place which a majority of the committee may at any time agreed upon. Each committee may make such rules as it may deem expedient for the regulation and carrying on of its meetings and proceedings. Unless otherwise ordered by the Executive Committee, any notice of a meeting of such committee may be given by the Secretary of the Corporation or by the chairman of the committee and shall be sufficiently given if mailed to each member at his residence or usual place of business at least two (2) days before the day on which the meeting is to be held, or if sent to him at such place by facsimile, telegraph or cable, or delivered personally or by telephone not later than twenty-four (24) hours before the time at which the meeting is to be held.

Section 11.7 Compensation. The members of any committee shall be entitled to such compensation as may be allowed them by resolution of the Board of Directors.

ARTICLE XII.

OFFICERS.

Section 12.1 Number. The officers of the Corporation shall be a President and a Secretary and such other officers as may be appointed in accordance with the provisions of this Article V. The Board of Directors in its discretion may also elect a Chairman of the Board of Directors.

Section 12.2 Election, Term of Office and Qualifications. The officers, except as provided in Section 3 of this Article V, shall be chosen annually by the Board of Directors. Each such officer shall, except as herein otherwise provided, hold office until his successor shall have been chosen and shall qualify. The Chairman of the Board of Directors, if any, and the President shall be directors of the Corporation, and should any one of them cease to be a director, he shall ipso facto cease to be such officer. Except as otherwise provided by law, any number of offices may be held by the same person.

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Section 12.3 Other Officers. Other officers, including one or more vice presidents, assistant secretaries, Treasurer or Assistant Treasurers, may from time to time be appointed by the Board of Directors, which other officers shall have such powers and perform such duties as may be assigned to them by the Board of Directors or the officer or committee appointing them.

Section 12.4 Removal of Officers. Any officer of the Corporation may be removed from office, with or without cause, by a vote of a majority of the Board of Directors.

Section 12.5 Resignation. Any officer of the Corporation may resign at any time. Such resignation shall be in writing and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary in order to make it effective, unless so specified therein.

Section 12.6 Filling of Vacancies. A vacancy in any office shall be filled by the Board of Directors or by the authority appointing the predecessor in such office.

Section 12.7 Compensation. The compensation of the officers shall be fixed by the Board of Directors, or by any committee upon whom power in that regard may be conferred by the Board of Directors.

Section 12.8 Chairman of the Board of Directors. The Chairman of the Board of Directors, if any, shall be a director and shall preside at all meetings of the stockholders and the Board of Directors, and shall have such power and perform such duties as may from time to time be assigned to him by the Board of Directors.

Section 12.9 President. In the absence of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. He shall have power to call special meetings of the stockholders or of the Board of Directors or of the Executive Committee at any time. He shall be the chief executive officer of the Corporation, and shall have the general direction of the business, affairs and property of the Corporation, and of its several officers, and shall have and exercise all such powers and discharge such duties as usually pertain to the office of President.

Section 12.10 Vice Presidents. The Vice President, or Vice Presidents if there is more than one, shall, subject to the direction of the Board of Directors, at the request of the President or in his absence, or in case of his inability to perform his duties from any cause, perform the duties of the President, and, when so acting, shall have all the powers of, and be subject to all restrictions upon, the President. The Vice Presidents shall also perform such other duties as may be assigned to them by the Board of Directors, and the Board of Directors may determine the order of priority among them.

Section 12.11 Secretary. The Secretary shall perform such duties as are incident to the office of Secretary, or as may from time to time be assigned to him by the Board of Directors, or as are prescribed by these Bylaws.

Section 12.12 Treasurer. The Treasurer shall perform such duties and have powers as are usually incident to the office of Treasurer or which may be assigned to him by the Board of Directors.

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ARTICLE XIII.

CAPITAL STOCK.

Section 13.1 Issue of Certificates of Stock. Certificates of capital stock shall be in such form as shall be approved by the Board of Directors. They shall be numbered in the order of their issue and shall be signed by the Chairman of the Board of Directors, the President or one of the Vice Presidents, and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and the seal of the Corporation or a facsimile thereof shall be impressed or affixed or reproduced thereon, provided, however, that where such certificates are signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar, the signature of any such Chairman of the Board of Directors, President, Vice President, Secretary, Assistant Secretary, Treasurer or Assistant Treasurer may be facsimile. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon have not ceased to be such officer or officers of the Corporation.

Section 13.2 Registration and Transfer of Shares. The name of each person owning a share of the capital stock of the Corporation shall be entered on the books of the Corporation together with the number of shares held by him, the numbers of the certificates covering such shares and the dates of issue of such certificates. The shares of stock of the Corporation shall be transferable on the books of the Corporation by the holders thereof in person, or by their duly authorized attorneys or legal representatives, on surrender and cancellation of certificates for a like number of shares, accompanied by an assignment or power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. A record shall be made of each transfer.

The Board of Directors may make other and further rules and regulations concerning the transfer and registration of certificates for stock and may appoint a transfer agent or registrar or both and may require all certificates of stock to bear the signature of either or both.

Section 13.3 Lost, Destroyed and Mutilated Certificates. The holder of any stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of the certificates therefor. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it alleged to have been lost, stolen or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or his legal representatives, to give the Corporation a bond, in such sum not exceeding double the value of the stock and with such surety or sureties as they may require, to indemnify it against any claim that may be made against it by reason of the issue of such new certificate and against all other liability in the premises, or may remit such owner to such remedy or remedies as he may have under the laws of the State of Delaware.

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ARTICLE XIV.

DIVIDENDS, SURPLUS, ETC.

Section 14.1 General Discretion of Directors. The Board of Directors shall have power to fix and vary the amount to be set aside or reserved as working capital of the Corporation, or as reserves, or for other proper purposes of the Corporation, and, subject to the requirements of the Certificate of Incorporation, to determine whether any, if any, part of the surplus or net profits of the Corporation shall be declared as dividends and paid to the stockholders, and to fix the date or dates for the payment of dividends.

ARTICLE XV.

MISCELLANEOUS PROVISIONS.

Section 15.1 Fiscal Year. The fiscal year of the Corporation shall commence on the first day of January and end on the last day of December.

Section 15.2 Corporate Seal. The corporate seal shall be in such form as approved by the Board of Directors and may be altered at their pleasure. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 15.3 Notices. Except as otherwise expressly provided, any notice required by these Bylaws to be given shall be sufficient if given by depositing the same in a post office or letter box in a sealed postpaid wrapper addressed to the person entitled thereto at his address, as the same appears upon the books of the Corporation, or by sending via facsimile, telegraphing or cabling the same to such person at such addresses; and such notice shall be deemed to be given at the time it is mailed, sent via facsimile, telegraphed or cabled.

Section 15.4 Waiver of Notice. Any stockholder or director may at any time, by writing or by telegraph or by cable, waive any notice required to be given under these Bylaws, and if any stockholder or director shall be present at any meeting his presence shall constitute a waiver of such notice.

Section 15.5 Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall from time to time be designated by resolution of the Board of Directors.

Section 15.6 Deposits. All funds of the Corporation shall be deposited from time to time to the credit of the Corporation in such bank or banks, trust companies or other depositories as the Board of Directors may select, and, for the purpose of such deposit, checks, drafts, warrants and other orders for the payment of money which are payable to the order of the Corporation, may be endorsed for deposit, assigned and delivered by any officer of the Corporation, or by such agents of the Corporation as the Board of Directors or the President may authorize for that purpose.

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Section 15.7 Voting Stock of Other Corporations. Except as otherwise ordered by the Board of Directors or the Executive Committee, the President or the Treasurer shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meeting of the stockholders of any corporation of which the Corporation is a stockholder and to execute a proxy to any other person to represent the Corporation at any such meeting, and at any such meeting the President or the Treasurer or the holder of any such proxy, as the case may be, shall possess and may exercise any and all rights and powers incident to ownership of such stock and which, as owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors or the Executive Committee may from time to time confer like powers upon any other person or persons.

Section 15.8 Indemnification of Officers and Directors. The Corporation shall indemnify any and all of its directors or officers, including former directors or officers, and any employee, who shall serve as an officer or director of any corporation at the request of this Corporation, to the fullest extent permitted under and in accordance with the laws of the State of Delaware.

ARTICLE XVI.

AMENDMENTS.

The Board of Directors shall have the power to make, rescind, alter, amend and repeal these Bylaws, provided, however, that the stockholders shall have power to rescind, alter, amend or repeal any bylaws made by the Board of Directors, and to enact bylaws which if so expressed shall not be rescinded, altered, amended or repealed by the Board of Directors. No change of the time or place for the annual meeting of the stockholders for the election of directors shall be made except in accordance with the laws of the State of Delaware.

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Exhibit C

List of Appointed Directors of Parent

1.	Mariano Costamagna

2.	To be determined.

3.	To be determined.

C-1

Exhibit D

Officers of the New Fuel Systems Automotive and Industrial Group Business Unit – a

Wholly Owned Business Unit of Westport Fuel Systems

[Disclosure of organizational structure of Fuel Systems Automotive and Industrial Group Business Unit redacted due to prejudicial impact of such disclosure to Parent and Company]

D-1

Schedule 3.2

If at any time during the period after the date of the Agreement and prior to the Effective Time, except as otherwise provided in Section 6.2(b)(iii) and Section 6.2(b)(iv) of this Agreement, Parent or any Parent Subsidiary issues, or enters into any written agreement or commitment (excluding any non-binding term sheet, letter of intent or similar arrangement) to issue after the date of this Agreement and on or prior to 14 days after the Closing Date, directly or indirectly, an aggregate amount of Parent Common Shares in excess of 16,000,000 (as such number of shares is equitably adjusted for subsequent share splits, share combinations, share dividends and recapitalizations), including any Parent Common Shares issuable upon conversion, exercise or exchange of Common Share Equivalents (whether or not any such Common Share Equivalents are then convertible, exercisable or exchangeable, and without giving effect to any provisions for cashless exercise or net share settlement or provisions with similar features) (the aggregate amount of Parent Common Shares, together with any Parent Common Shares issuable with respect to all Common Share Equivalents, in excess of 16,000,000, the “Excess Parent Common Shares”), the Exchange Ratio shall be ratably adjusted to reflect fully an increase in the aggregate Merger Consideration by a number of Parent Common Shares equal to [thirty-five percent (35%)] of the aggregate number of Excess Parent Common Shares. This Schedule 3.2 sets forth, solely for the purpose of illustration, an example of such adjustment to the Exchange Ratio.

“Common Share Equivalents” means any rights, options or warrants to purchase, subscribe for or otherwise acquire any shares of Parent Common Shares or any other security convertible into or exchangeable or exercisable for shares of Parent Common Shares.

Illustrative Calculation of

Exchange Ratio Adjustment for

Common Share Equivalents

The following sets forth, solely for illustrative purposes, an example calculation of an adjustment to the Exchange Ratio for Common Share Equivalents (and, in the event of any conflict between this illustrative example and the terms and provisions of the Agreement, the Agreement shall control).

Example

Assuming that, as of the date of the Agreement, the Exchange Ratio is 2.129 and a total of 38,521,193 shares of Parent Common Shares are issuable with respect to the Company Common Stock and, following the date of the Agreement, Parent issues convertible notes that are convertible into 22,500,000 shares of Parent Common Shares, the calculation of the adjustment to the Exchange Ratio is illustrated by the following formula:

ER0 x PCS0 + ([0.35] x [CS – 16,000,000]) / PCS0 = ER1

where,

ER0	=	the Exchange Ratio in effect as of the Effective Time and immediately prior to the issuance of the Common Share Equivalents;

ER1	=	the Exchange Ratio in effect as of the Effective Time and immediately after the issuance of the Common Share Equivalents;

PCS0	=	the total number of Parent Common Shares issuable with respect to the Company Common Stock pursuant to Section 3.1(b) immediately prior to the issuance of the Common Share Equivalents; and

CS	=	the total number of Parent Common Shares issuable pursuant to the Common Share Equivalents.

2.129 x 38,521,193 + (0.35 x [22,500,000 – 16,000,000]) /38,521,193 = 2.188

Accordingly, the Exchange Ratio after the issuance of the convertible notes would be adjusted to 2.188.

2

Schedule 7.1(b)

1.	The expiry of the period for the Competition Board of Turkey to respond or take any action in respect of the notification submitted to it with respect to the transactions contemplated by this Agreement without any formal response having been issued or action having been taken; or

2.	A decision by the Competition Board of Turkey that the transactions contemplated by this Agreement would not result in the creation or strengthening of a joint or separate dominant position or the strengthening thereof, as described under Article 7 of the Turkish Act on the Protection of Competition No. 4054 dated December 13,1994 and the Communique Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board No. 2010/4 dated October 7, 2010, or result in significant lessening of competition in all or part of Turkey.

COMPANY DISCLOSURE LETTER

TO

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WESTPORT INNOVATIONS INC.,

WHITEHORSE MERGER SUB INC.,

AND FUEL SYSTEMS SOLUTIONS, INC.

This confidential disclosure letter (this “Company Disclosure Letter”) has been prepared in connection with that certain Agreement and Plan of Merger Agreement (the “Agreement”), dated as of September 1, 2015, by and among Westport Innovations Inc., a company incorporated under the laws of Alberta, Canada (“Purchaser”), Whitehorse Merger Sub Inc., a Delaware corporation (the “Merger Sub”) and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used herein but not otherwise defined herein have the respective meanings specified in the Agreement. This Company Disclosure Letter and the matters described herein constitute Evaluation Material within the meaning of the confidentiality agreement dated March 16, 2015 between Purchaser and the Company (the “Confidentiality Agreement”) and are being provided subject to the terms of that agreement.

The mere inclusion of any item in any section or subsection of this Company Disclosure Letter as an exception to any representation or warranty set forth in the Agreement or otherwise shall not be deemed to constitute an admission by the Company or to otherwise imply that any such item has had or would have a Company Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of the Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in the Agreement. The information contained in this Company Disclosure Letter is disclosed solely for the purpose of the Agreement, and no information contained herein shall be deemed to be an admission by the Company to any third party of any matter whatsoever (including any breach or violation of any Contract or Laws). In disclosing this information, the Company expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

The sections or subsections of this Company Disclosure Letter are arranged in sections corresponding to the numbered and lettered sections and subsections of the Agreement. Matters disclosed in any section or subsection of this Company Disclosure Letter are not necessarily limited to matters that are required by the Agreement to be disclosed herein, and the disclosure of such items in any section or subsection of this Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such items is reasonably apparent, notwithstanding the omission or reference or cross-reference thereto. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by the Agreement, and disclosure of such additional matters shall not affect or be deemed to affect, directly or indirectly, the interpretation of the Agreement or to broaden or otherwise amplify the representations and warranties or covenants of the Company set forth therein and the scope of the disclosure obligations thereunder. This Company Disclosure Letter is qualified in its entirety by reference to specific sections of the Agreement and shall be construed within the context of the Agreement, and is not intended to constitute, and shall not be construed as constituting, independent representations or warranties or covenants of the Company.

Headings inserted in the sections or subsections of this Company Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in the Agreement. Where the terms of a commitment or other disclosure item have been referenced, summarized or described in this Company Disclosure Letter, such reference, summary or description does not purport to be a complete statement of the terms of such

1

commitment or other disclosure item and such disclosures are qualified in their entirety by the specific terms of such agreements or documents. The information contained in this Company Disclosure Letter is confidential information of the Company, Purchaser and Merger Sub and each of its Affiliates are obligated to maintain and protect such information pursuant to the Agreement and the Confidentiality Agreement.

2

SECTION 4.1

ORGANIZATION AND QUALIFICATION; SUBSIDIARIES

(a) None.

(b) None.

(c)

Name		Jurisdiction of Organization	Type and Percentage Ownership	Other Owners Information	U.S. Tax Classification
1.	IMPCO Technologies, Inc.	United States	100%	-	C Corp
2.	MTM, S.r.l.	Europe	100%	-	-
3.	IMPCO Technologies Pty, Ltd	Australia	100%	-	-
4.	MTM de Venezuela S.A.	Venezuela	100%	-	-
5.	WMTM Equipamentos de Gases, Ltda	Brazil	100%	-	-
6.	NG LOG Armazen Gerais Ltda	Brazil	100%	-	-
7.	T.A. Gas Technologies	Argentina	100%	-	-
8.	Rohan BRC Gas Equipment Private Limited	India	100%	-	-
9.	Zavoli, S.r.l.	Italy	100%	-	-
10.	Or.Ma. S.R.L	Italy	100%	-	-
11.	IMPCO Fuel Systems (Shanghai) Ltd.	China	100%	-	-
12.	IMPCO Technologies (Canada) LLC	United States	100%	-	LLC
13.	IMPCO Technologies Canada, Inc.	Canada	100%	-	-
14.	IMPCO Technologies BV	Netherlands	100%	-	-
15.	IMPCO Technologies GmbH	Germany	100%	-	-
16.	GFI Control Systems BV	Netherlands	100%	-	-
17.	IMPCO Technologies SARL	France	100%	-	-
18.	K.K. IMPCO TECH JAPAN	Japan	100%	-	-
19.	Grupo IMPCO Mexicano S. De R.L. De C.V.	Mexico	100%	-	-
20.	IMPCO BRC Mexicano	Mexico	100%	-	-

(d)	None.

3

SECTION 4.2

ORGANIZATIONAL DOCUMENTS

None.

4

SECTION 4.3

CAPITAL STRUCTURE

(a) None.

(b) None.

(c) None.

(d)(i)

[Equity award grant information disclosure redacted due to confidentiality concerns relating to disclosure of personal information]

(d)(ii) None.

5

SECTION 4.4

AUTHORITY

(a) None.

(b) None.

6

SECTION 4.5

NO CONFLICT; REQUIRED FILINGS AND CONSENTS

(a) None.

(b)

[Contract details redacted due to confidentiality provisions and prejudice arising from disclosure of business relationships and terms]

7

SECTION 4.6

PERMITS; COMPLIANCE WITH LAW

(a) None.

(b) None.

(c) None.

(d) None.

8

SECTION 4.7

SEC FILINGS; COMPANY FINANCIAL STATEMENTS

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

9

SECTION 4.8

DISCLOSURE DOCUMENTS

(a) None.

(b) None.

10

SECTION 4.9

ABSENCE OF CERTAIN CHANGES OR EVENTS

None.

11

SECTION 4.10

EMPLOYEE BENEFIT PLANS

Plans in other countries, to the best of our knowledge, are mandated by applicable law.

(a) [Employee benefit plan disclosure redacted due to confidentiality concerns relating to employee compensation disclosure]

12

SECTION 4.11

LABOR AND OTHER EMPLOYMENT MATTERS

(a) None.

(b) None.

13

SECTION 4.12

MATERIAL CONTRACTS

[Material Contracts disclosure redacted due to confidentiality provisions and prejudice arising from disclosure of customer and supplier relationships and related business terms]

14

SECTION 4.13

LITIGATION

[Description of ongoing litigation and disputes redacted due to confidentiality concerns and potential prejudicial impact of disclosure on ongoing disputes]

15

SECTION 4.14

ENVIRONMENTAL MATTERS

(a) None.

(b) None.

16

SECTION 4.15

INTELLECTUAL PROPERTY

(a)

1.	Attached as Exhibit A is a list of material trademarks owned by MTM S.R.L.

2.	Attached as Exhibit B is a list of certain patents, patent and trademark applications and trademarks, trade dress and service marks owned by Company Subsidiaries.

3.	Attached as Exhibit C is a list of additional trademarks owned by T.A. Gas Technologies – Argentina.

4.	Attached as Exhibit D is a list of material trademarks owned by FSS Industrial.

5.	Additional trademarks owned by Company or Company Subsidiary:

“FSS and Design”, US Registration No. 3918640, owned by Fuel Systems Solutions, Inc.

“Fuel Systems Solutions and Design”, US Registration No. 3902155, owned by Fuel Systems Solutions, Inc.

“PHILL”, US Registration No. 2941111, owned by MTM S.R.L.

“CLEARSKY”, Mexican Registration No. 1285429, owned by IMPCO TECHNOLOGIES (CANADA), LLC.

“ZAVOLI”, Italian Registration No. BO2013C000547, owned by Zavoli S.r.L.

“ZAVOLI GAS POINT”, Italian Registration No. BO2003C000383 and BO2003C000384, owned by Zavoli S.r.L.

“GHIBLI”, no Italian Registration No., owned by Zavoli S.r.L.

6.	Additional patents owned by Company or Company Subsidiary:

US Patent No. 5820102, currently assigned to IMPCO TECHNOLOGIES (CANADA), LLC

(Note: this patent will expire within 18 months and will not be updated).

US Patent No. 6505611, currently assigned to IMPCO TECHNOLOGIES (CANADA), LLC

(Note: this patent will expire within 18 months and will not be updated).

7.	Domain names owned by Company or Company Subsidiary:

http://www.fuelsystemssolutions.com

http://www.brc.it/

http://www.cubogas.com/

http://www.brccompressors.it/

17

http://www.brcfuelmaker.it/

http://www.brced.com/index.asp

http://www.zavoli.com/

http://www.ta.com.ar/

http://www.brcgas.se/

http://www.wmtm.com.br/

http://www.rohanbrc.com/

http://www.impcotechnologies.com/

http://www.impcoautomotive.com/

http://www.impco.ws/impco-canada.asp

http://www.impcotechnologies.com/rail-apu.asp

http://www.impcotechnologies.com/anti-idling.asp

http://www.afsglobal.com/

http://www.impco.ws/impco-japan.asp

http://www.impco.co.jp/index.htm

http://www.impco.eu/

http://www.gficontrolsystems.com/

http://www.impco.com.au

http://www.brcracingteam.com/it/home

http://impcoautomotive.com/http://www.fuelsystemssolutions.com

http://www.brc.it/

http://www.cubogas.com/

http://www.brccompressors.it/

http://www.brcfuelmaker.it/

http://www.brced.com/index.asp

http://www.zavoli.com/

18

http://www.ta.com.ar/

http://www.brcgas.se/

http://www.wmtm.com.br/

http://www.rohanbrc.com/

http://www.impcotechnologies.com/

http://www.impcoautomotive.com/

http://www.impco.ws/impco-canada.asp

http://www.impcotechnologies.com/rail-apu.asp

http://www.impcotechnologies.com/anti-idling.asp

http://www.afsglobal.com/

http://www.impco.ws/impco-japan.asp

http://www.impco.co.jp/index.htm

http://www.impco.eu/

http://www.gficontrolsystems.com/

http://www.impco.com.au

http://www.brcracingteam.com/it/home

http://impcoautomotive.com/

(b) None.

(c) None.

(d) None.

19

SECTION 4.16

PROPERTIES

(a)

1.	Land in Cesena, Italy owned by Or.Ma. S.R.L.

20

SECTION 4.17

TAXES

(a) None.

(b) (i)

[Description of tax audit information redacted for confidentiality reasons]

(b) (ii)-(iv) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

(k) None.

(l) None.

21

SECTION 4.18

INSURANCE

None.

22

SECTION 4.19

OPINION OF FINANCIAL ADVISOR

1.	J.P. Morgan fairness opinion dated September 1, 2015.

23

SECTION 4.20

TAKEOVER STATUTES

None

24

SECTION 4.21

VOTE REQUIRED

None.

25

SECTION 4.22

BROKERS

None.

26

SECTION 4.23

INVESTMENT COMPANY ACT

None.

27

SECTION 4.24

AFFILIATE TRANSACTIONS

None.

28

SECTION 4.25

PRODUCTS LIABILITY

(a) None.

(b) None.

(c) None.

29

SECTION 4.26

NO OTHER REPRESENTATIONS OR WARRANTIES

None.

30

SECTION 6.1

CONDUCT OF BUSINESS BY COMPANY

(a)

[Disclosure of restructuring requirements redacted due to confidentiality provisions and prejudice to Company arising from disclosure]

(b) None.

31

EXHIBIT A

See attached.

32

EXHIBIT C

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(1) (2)	E 14353	Figurativo	T: 4284 M.T.M. S.R.L.	TURCHIA	Dep:	15/09/2009	2009-G-209617	28/09/2019
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/09/2009	99/015870
	Classi Int: 7, 12
	E 14352	Parola	T: 4284 M.T.M. S.R.L.	TURCHIA	Dep:	15/09/2009	2009-G-209618	28/09/2019
BRC	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/09/2009	99/015871
	Classi Int: 7, 12
(3)	E 14759 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ARGENTINA	Dep:	09/03/2010	2984721	03/12/2020
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/12/2010	2412628
	Classi Int: 7
(4)	E 14760	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ARGENTINA	Dep:	09/03/2010	2984723	03/12/2020
	Attivo				Reg:	03/12/2010	2412629
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9
(5)	E 14761	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	BRASILE	Dep:	16/03/2010	830565604
	Attivo				Reg:
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7
(6)	E 14762	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	BRASILE	Dep:	16/03/2010	830565590
	Attivo				Reg:
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9
(7)	E 14755	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	CANADA	Dep:	22/03/2010	1474095	28/03/2027
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/03/2012	TMA820924
	Classi Int: 7, 9
(8)	N 12519	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	INTERNAZIONALE	Dep:	26/01/2010	23926-D/2010	10/02/2020
	Attivo				Reg:	10/02/2010	1040266
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9

06/12/2012 - (R. 3.745)	Pagina 1 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(9)	E 14747	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	INDIA	Dep:	16/03/2010	1936871
	Attivo		SOCIO		Reg:
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9
(10)	I 10741	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	ITALIA	Dep:	24/09/2009	TO2009C002953	24/09/2019
	Attivo		SOCIO		Reg:	10/02/2010	1243142
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9
(11)	E 14757	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	TAILANDIA	Dep:	24/03/2010	762553	23/03/2020
	Attivo		SOCIO		Reg:	29/11/2011	KOR341938
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7
(12)	E 14758	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	TAILANDIA	Dep:	24/03/2010	762554	23/03/2020
	Attivo		SOCIO		Reg:	29/11/2011	KOR341939
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9
(13)	E 15230	Figurativo	T: 4284 M.T.M. S.R.L.	BULGARIA	Dep:	23/09/2010	55644	24/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:		45875
	Classi Int: 7, 9
(14)	C 00590	Figurativo	T: 4284 M.T.M. S.R.L.	COMUNITARIO	Dep:	19/01/2004	3593531	19/01/2014
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	25/05/2005	3593531
	Classi Int: 7, 9
(15)	E 09480	Figurativo	T: 4284 M.T.M. S.R.L.	CANADA	Dep:	09/05/2005	1256931	22/05/2023
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	22/05/2008	TMA714868
	Classi Int: 7, 9
(16)	E 16883	Figurativo	T: 4284 M.T.M. S.R.L.	COLOMBIA	Dep:	29/05/2012	01046551	05/07/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 12

06/12/2012 - (R. 3.745)	Pagina 2 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(17)	E 16884	Figurativo	T: 4284 M.T.M. S.R.L.	COLOMBIA	Dep:	29/05/2012	01046552	05/07/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
Classi Int: 9
(18)	E 12985	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	FILIPPINE	Dep:	21/12/2007	4-2007-014210	13/10/2018
	Attivo				Reg:	13/10/2008	4- 2007-014210
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9
(19)	N 08454	Figurativo	T: 4284 M.T.M. S.R.L.	INTERNAZIONALE	Dep:	27/11/2003	24258-D/2003	16/12/2013
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	16/12/2003	820497
Classi Int: 7, 9
(20)	E 15248	Figurativo	T: 4284 M.T.M. S.R.L.	INDIA	Dep:
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
Classi Int: 7
(21)	E 15249	Figurativo	T: 4284 M.T.M. S.R.L.	INDIA	Dep:			31/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	13/07/2011	967090
Classi Int: 9
(22)	I 08713	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep:	05/07/2006	TO2006C001861	12/07/2016
	Attivo				Reg:
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9
(23)	E 16881	Figurativo	T: 4284 M.T.M. S.R.L.	MALESIA	Dep:			03/06/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	30/05/2012	02006296
Classi Int: 9
(24)	E 16882	Figurativo	T: 4284 M.T.M. S.R.L.	MALESIA	Dep:			03/06/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	30/05/2012	02006295
Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 3 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(25)	E 13270	Figurativo	T: 4284 M.T.M. S.R.L.	PAKISTAN	Dep:			16/05/2018
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	16/05/2008	170991
	Classi Int: 7
(26)	E 13271	Figurativo	T: 4284 M.T.M. S.R.L.	PAKISTAN	Dep:			16/05/2018
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	16/05/2008	170992
	Classi Int: 9
(27)	E 15841	Figurativo	T: 4284 M.T.M. S.R.L.	ROMANIA	Dep:			28/05/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7, 9
(28)	C 01142 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	COMUNITARIO	Dep:	07/02/2007	5700372	07/02/2017
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	07/04/2008	5700372
	Classi Int: 7, 9, 35, 37, 41
(29)	I 09070 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep:	19/01/2007	TO2007C000198	19/01/2017
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	26/05/2010	1288472
	Classi Int: 7, 9, 35, 37, 41
(30) CUBOGAS	E 17392	Parola	T: 994497 DRESSER INC.	CINA	Dep:	08/11/2010	8820404	27/12/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/12/2011	8820404
	Classi Int: 9
(31) CUBOGAS	E 17393 Attivo	Parola	T: 994497 DRESSER INC.	CINA	Dep:	22/04/2011	9376468	06/05/2022
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	07/05/2012	9376468
	Classi Int: 7
(32) CUBOGAS	N 13016	Parola	T: 994497 DRESSER INC.	INTERNAZIONALE	Dep:			23/09/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	23/09/2010	1070191
	Classi Int: 9

06/12/2012 - (R. 3.745)	Pagina 4 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(33) CUBOGAS	E 17390	Parola	T: 994497 DRESSER INC,	INDIA	Dep:	29/09/2010	2030686
	Attivo		C: 4284 M.T.M, S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(34) CUBOGAS	E 17389	Parola	T: 994497 DRESSER INC.	KAZAKHSTAN	Dep:	18/03/2011	53841
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(35) CUBOGAS	E 17386	Parola	T: 994497 DRESSER INC.	PAKISTAN	Dep:	30/09/2010	289469
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(36) CUBOGAS	E 17215	Parola	T: 994497 DRESSER INC,	TAILANDIA	Dep:	13/10/2010	783976	12/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7

(37) CUBOGAS	E 17216	Parola	T: 994497 DRESSER INC.	TAILANDIA	Dep:	13/10/2010	783977	12/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(38) CUBOGAS	E 17217	Parola	T: 994497 DRESSER INC.	TAILANDIA	Dep:	13/10/2012	783978	12/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 11

(39) CUBOGAS	E 17387	Parola	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	U.S.A.	Dep:	20/09/2010	85/133231
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(40) CUBOGAS	E 17391	Parola	T: 994497 DRESSER INC.	VENEZUELA	Dep:	28/10/2010	17857-10	13/12/2026
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	13/12/2011	P313133
	Classi Int: 9

06/12/2012 - (R. 3.745)	Pagina 5 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(41)	C 00970	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COMUNITARIO	Dep:	24/02/2006	4924148	24/02/2016
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	06/06/2007	4924148
	Classi Int: 35, 42

(42)	E 14874	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ALGERIA	Dep:	04/04/2010	100996	04/04/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	04/04/2010	78209
	Classi Int: 7, 9, 37

(43)	E 14846	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ARGENTINA	Dep:	12/04/2010	2994294	03/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/02/2011	2422190
	Classi Int: 7

(44)	E 14847	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ARGENTINA	Dep:	12/04/2010	2994296	03/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/02/2011	2422191
	Classi Int: 9

(45)	E 14849	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ARGENTINA	Dep:	12/04/2010	2994298	03/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/02/2011	2422193
	Classi Int: 37

(46)	E 14850	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	BRASILE	Dep:	14/04/2010	830578390
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7

(47)	E 14851	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	BRASILE	Dep:	14/04/2010	830578412
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(48)	E 14852	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	BRASILE	Dep:	14/04/2010	830578420
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 37

06/12/2012 - (R. 3.745)	Pagina 6 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(49)	C 01574	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COMUNITARIO	Dep:	14/10/2009	8615569	14/10/2019
	Attivo				Reg:	18/06/2010	8615569
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9, 37

(50)	E 14845	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	CANADA	Dep:	29/03/2010	1474986	04/04/2027
	Attivo				Reg:	04/04/2012	TMA821602
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9, 37

(51)	E 14853	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	CILE	Dep:	31/03/2010	899944	22/10/2020
	Attivo				Reg:	22/10/2010	900611
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9

(52)	E 14893	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	CILE	Dep:	31/03/2010	899945	22/10/2020
	Attivo				Reg:	22/10/2010	900610
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 37

(53)	E 14855	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COLOMBIA	Dep:	14/04/2010	10042841	24/09/2020
	Attivo				Reg:	24/09/2010	409595
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7

(54)	E 14856	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COLOMBIA	Dep:	14/04/2010	10042835	24/09/2020
	Attivo				Reg:	24/09/2010	409593
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9

(55)	E 14857	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COLOMBIA	Dep:	14/04/2010	10042838	24/09/2020
	Attivo				Reg:	24/09/2010	409594
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 37

(56)	E 14858	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COSTA RICA	Dep:	12/04/2010	01/2010-003062	14/01/2021
	Attivo				Reg:	14/01/2011	206058
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 7 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(57)	E 14859 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COSTA RICA	Dep: Reg:	12/04/2010 14/01/2011	01/2010-003063 206056	14/01/2021
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 9

(58)	E 14860 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COSTA RICA	Dep: Reg:	12/04/2010 14/01/2011	01/2010-003064 206057	14/01/2021
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 37

(59)	N 12505 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	INTERNAZIONALE	Dep: Reg:	28/12/2009 28/12/2009	A0018206 1028477	28/12/2019
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9, 37

(60)	E 14875 Attivo	Figurativo	T: 9931 18 FUEL SYSTEMS SOLUTIONS, INC.	KAZAKHSTAN	Dep: Reg:	31/03/2010 27/06/2011	50153 35592	31/03/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9, 37

(61)	E 14861 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	MESSICO	Dep: Reg:	14/04/2010 08/10/2010	1081461 1183013	14/04/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7

(62)	E 14862 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	MESSICO	Dep: Reg:	14/04/2010 27/08/2010	1081462 1176371	14/04/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 9

(63)	E 14863 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	MESSICO	Dep: Reg:	14/04/2010 25/11/2010	1081463 1190981	14/04/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 37

(64)	E 14864 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PARAGUAY	Dep: Reg:	31/03/2010 11/10/2011	12183 353995	1/10/2021
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 8 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(65)	E 14865	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PARAGUAY	Dep:	31/03/2010	12184	05/08/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	05/08/2011	350684
	Classi Int: 9

(66)	E 14866	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PARAGUAY	Dep:	31/03/2010	12185	05/08/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	05/08/2011	350685
	Classi Int: 37

(67)	E 14867	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PERU	Dep:	13/04/2010	418122	11/11/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	11/11/2010	1689
	Classi Int: 7, 9, 37

(68)	E 14574	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	U.S.A.	Dep:	16/12/2009	77/895109	15/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	15/02/2011	3918640
	Classi Int: 7, 9, 37

(69)	E 14873	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	URUGUAY	Dep:	05/04/2010	411008	09/04/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	09/04/2012	411008
	Classi Int: 7, 9, 37

(70)	E 14870	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	VENEZUELA	Dep:	14/04/2010	005092-2010
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7

(71)	E 14871	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	VENEZUELA	Dep:	14/04/2010	005093-2010
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(72)	E 14872	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	VENEZUELA	Dep:	14/04/2010	005091-2010
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 37

06/12/2012 - (R. 3.745)	Pagina 9 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(73)	E 09778	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC. C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	U.S.A.	Dep: Reg:	24/10/2005 04/01/2011	78/738965 3902155	04/01/2021
Attivo

Classi Int: 42
(74) FUELMAKER	E 15058	Parola	T: 4284 M.T.M. S.R.L.	CANADA	Dep:			08/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	01/03/2006	TMA379733
Classi Int: 7, 37
(75) FUELMAKER	E 17169	Parola	T: 4284 M.T.M. S.R.L.	U.S.A.	Dep:	21/06/2012		23/06/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	02/07/2012	1695765
Classi Int: 7, 37
(76)	I 11670	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep: Reg:	17/02/2011 28/07/2011	TO2011C000576 1456774	17/02/2021
Attivo

Classi Int: 16, 18, 25, 37, 39, 41
(77)	I 10651	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep: Reg:	29/07/2009 12/01/2011	TO2009C002389 1401214	29/07/2019
Attivo

Classi Int: 7, 9, 37
(78) PHILL	E 15059	Parola	T: 4284 M.T.M. S.R.L.	CANADA	Dep:	07/02/2003	1166806	23/09/2019
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	23/09/2004	TMA620539
Classi Int: 7, 37
(79) PHILL	E 15061	Parola	T: 4284 M.T.M. S.R.L.	U.S.A.	Dep:	27/02/2003	76493292	19/04/2015
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	19/04/2005	2941111
Classi Int: 7, 37
(80)	E 14767	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	CANADA	Dep: Reg:	22/03/2010 28/03/2012	1474093 TMA820925	28/03/2027
Attivo

Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 10 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(81)	N 12520 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	INTERNAZIONALE	Dep: Reg:	26/01/2010 10/02/2010	23925-D/2010 1033577	10/02/2020

Classi Int: 7
(82)	I 10907 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep: Reg:	23/12/2009 10/02/2010	TO2009C003964 1243143	23/12/2019

Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 11 di 11

EXHIBIT B

See attached.

33

EXHIBIT B

Patent owner	Applicant(s)	Title	Abstract	State	MTM License	Publication number
M.T.M. - S.r.l.	FUELMAKER CORP [CA]	GAS DESICCATION AND CONTAMINANT DISPOSAL METHOD AND APPARATUS	Water containing contaminants is removed from a gas or liquid stream and then treated to separate the water from the contaminants. The water is separated using a condenser and a semi-permeable membrane so that it is pure enough to be disposed-of in the local environment by evaporation. The accumulated contaminants may be removed separately for controlled disposal, or reintroduced into the original stream as an alternate method of disposal.	USA		US6117211 (A)

M.T.M. - S.r.l.	FUELMAKER CORP [CA]	APPARATUS AND METHOD FOR CONTROLLING AND PREVENTION OF VENTING OF GASEOUS FUEL TO ATMOSPHERE FROM A VEHICLE TANK AT COMPLETAION OF A FUELLING PROCESS	In a gaseous fuelling system for motor vehicles, the residual gas in the fill lines is depressurized in a controlled manner to prevent gas “blow back” from the vehicle tank. Methods for blow back detection and prevention in direct and indirect fill procedures are provided.	USA		US6152191 (A)

M.T.M. - S.r.l.		RESIDENTIAL COMPRESSOR FOR REFUELING MOTOR VEHICLES THAT OPERATE ON GASEOUS FUELS.	A compressor for natural gas is made in a format suitable for mounting on a wall or upright support at a residential location. This permits refilling of the gas reservoir of a gaseous-fueled motor vehicle parked at the residence. The wall-mounted appliance has vibration isolation supports to minimize transmission of noise into the residence. It has a ventilation and air circulation system that allows it to test for the presence of flammable gas both leaking from the appliance and present in the adjacent ambient environment, e.g. a garage	USA	MXPA05003603 (A)
MEXICO
INDIA
CILE

M.T.M. - S.r.l.	M T M S R L [IT]	METHOD AND GROUP FOR THE LPG FEEDING OF AN INTERNAL COMBUSTION ENGINE.	Method and group (2) for feeding LPG to an internal combustion engine (1) according to which during some engine operation instants the temperature of the LPG fed to injectors (4) is determined and, for each temperature value, a correspondent value of a maximum optimal pressure is determinated so that LPG remains in gaseous phase; an incoming LPG real pressure to the injectors is adjusted so that it is substantially the same of maximum optimal determined pressure and the gas flow from injectors is controlled according to the adjusted effective pressure of engine inlet camera and of the LPG temperature.	ITALY	MX2007004971 (A)
	M T M S R L [IT]			EPO
	M T M S R L [IT]			USA
	M T M S R L [IT]			JAPAN
	M T M S R L [IT]			KOREA

	M T M S R L [IT]			INDIA

	M T M S R L [IT]			CHINA

M.T.M. - S.r.l.	M T M S R L [IT]	SISTEMA E METODO PER DETERMINARE LA COMPOSIZIONE DI UNA MISCELA LIQUIDA	Method to integrate in a level sensor the feature of measuring the liquid composition. Both level and composition are measured through optical behaviour of fluids.	ITALY

                     trademarks, trade dress or service marks (collectively, “Trademarks”) registered or unregistered, used in connection with the business of the Company

•	Brc

•	BrcFuelmaker

•	BRC Gas Equipment

•	BRC Gas Service

•	Cubogas

•	Fuel Systems Solutions

•	FSS

•	FuelMaker

•	Green Scout Cup

•	KitMTM

•	PHILL

•	TA Gas Technology (Tomasetto Achille)

•	Zavoli

FSS Industrial Active IP			PA = Patent Application; TA = Trademark Application

Docket#	Type	COUNTRY	MARK/TITLE	SERIAL NO.	FILING DATE	“20 YR” EXPIRY	REG. NO.	ISSUE DATE	STATUS
5650	PA	Japan	Pressurized Fluid Storage/Transfer System including a Sonic Nozzle	97263730	29-Sep-97	24-Sep-17	3699812	15-Jul-05	PAT GRANTED
5651	PA	US	Pressurized Fluid Storage/Transfer System including a Sonic Nozzle	8729953	15-Oct-96	10-Oct-16	5820102	13-Oct-98	PAT GRANTED
5657	PA	US	Gas Flow Regulation System	10630719	31-Jul-03	26-Jul-23	6901952	7-Jun-05	PAT GRANTED
5672	PA	US	Pressurized Valve Seal	10124404	18-Apr-02	13-Apr-22	6845965	25-Jan-05	PAT GRANTED
5676	PA	Germany	Pressurized Valve Seal	3714591.9	17-Apr-03	12-Apr-23	60309151.2	18-Oct-06	PAT GRANTED
5683	PA	US	Pressure Regulator	9886120	22-Jun-01	17-Jun-21	6523565	25-Feb-03	PAT GRANTED
5704	PA	Japan	Crashproof Instant-on Valve	2002505992	22-Jun-01	17-Jun-21	4022143	7-Oct-07	PAT GRANTED
5707	PA	US	Crashproof instant-on Valve	9886127	22-Jun-01	17-Jun-21	6557821	6-May-03	PAT GRANTED
5708	PA	Canada	Pressure Relief Device	2426507	23-Apr-03	18-Apr-23	2426507	26-Feb-08	PAT GRANTED
5710	PA	US	Pressure Relief Device	10420855	23-Apr-03	18-Apr-23	6851445	8-Feb-05	PAT GRANTED
5711	PA	Germany	Pressure Relief Device	3717075	23-Apr-03	18-Apr-23	1497580	8-Nov-06	PAT GRANTED
5733	PA	US	Three Stage Gas Pressure Regulator	8563391	28-Nov-95	23-Nov-15	5797425	25-Aug-98	PAT GRANTED
5740	PA	Germany	Piston-Type Thermally Activated Relief Device	96306579.2	22-Sep-96	17-Sep-16	766028	19-Dec-01	PAT GRANTED
5748	PA	Japan	Piston-Type Thermally Activated Relief Device	8252635	25-Sep-96	20-Sep-16	3015811	24-Dec-99	PAT GRANTED
5750	PA	Canada	Piston-Type Thermally Activated Relief Device	2162240	6-Nov-95	1-Nov-15	2152240	26-Jan-99	PAT GRANTED
5767	PA	Germany	Piston-Type Thermally Activated Relief Device	19600312.1	6-Jan-96	1-Jan-16	19600312.1	10-Feb-05	PAT GRANTED
5769	PA	Netherlands	Method and Apparatus for Vaporising Liquid Gas	2000001016	23-Dec-00	18-Dec-20	101967	25-Jun-02	PAT GRANTED
5772	PA	US	For the Intermittent and/or Sequential Introduction of a Gaseous Fuel	09/623.382	3-Mar-99	26-Feb-19	6371091	16-Apr-02	PAT GRANTED
5775	PA	Canada	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	2322483	3-Mar-99	26-Feb-19	2322483	12-Dec-06	PAT GRANTED
5776	PA	Germany	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	1999069918	3-Mar-99	26-Feb-19	69918416.2	25-Aug-05	PAT GRANTED
5787	PA	Netherlands	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	99909401.4	3-Mar-99	26-Feb-19	1060331	30-Jun-04	PAT GRANTED
5788	PA	Korea	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	1020007009	3-Mar-99	26-Feb-19	0612055	7-Aug-06	PAT GRANTED
5806	PA	US	Fuel Control System for Gas Operated Engines	9351553	12-Jul-99	7-Jul-19	6196205	6-Mar-01	PAT GRANTED
5809	PA	US	Instant On Tank Valve with Manual Override	8845775	28-Apr-97	23-Apr-17	6202688	20-Mar-01	PAT GRANTED
5810	PA	Canada	Instant On Tank Valve with Manual Override	2203842	28-Apr-97	23-Apr-17	2203842	22-Apr-03	PAT GRANTED
5815	PA	Germany	Instant On Vented Tank Valve w/Manuel Override & Method of Operation Th	69715077.1	30-Apr-97	25-Apr-17	69715077.1	22-May-03	PAT GRANTED
5824	PA	Canada	Low Pressure Gas Vaporizer and Method of Operation	2198157	21-Feb-97	16-Feb-17	2198157	5-Nov-02	PAT GRANTED
5825	PA	US	Low Pressure Gas Vaporizer and Method of Operation	8803672	21-Feb-97	16-Feb-17	6044825	4-Apr-00	PAT GRANTED
5830	PA	US	Valve Including Vibration Dampening Means	10125595	19-Apr-02	14-Apr-22	6811141	2-Nov-04	PAT GRANTED
5850	PA	US	Electrical Machine Having Centrally Disposed Stator	10435554	12-May-03	7-May-23	6979919	27-Dec-05	PAT GRANTED
5855	PA	US	Energy Discharge Apparatus	11059544	17-Feb-05	12-Feb-25	7154249	26-Dec-06	PAT GRANTED
5856	PA	US	Energy Discharge Apparatus	11363260	28-Feb-06	23-Feb-26	7161330	9-Jan-07	PAT GRANTED
5857	PA	US	Control System for an Electric Machine	10891228	15-JuI-04	10-Jul-24	7154248	26-Dec-06	PAT GRANTED
5858	PA	US	Energy Discharge Apparatus	11363261	28-Feb-06	23-Feb-26	7245112	17-Jul-07	PAT GRANTED
5859	PA	US	Generator Transient Regulation	11083923	21-Mar-05	16-Mar-25	7215100	8-May-07	PAT GRANTED
5872	PA	US	Metering Valve & Fuel Supply System Equipped Therewith	9719119	22-Feb-01	17-Feb-21	6631883	14-Oct-03	PAT GRANTED
5873	PA	Canada	Metering Valve & Fuel Supply System Equipped Therewith	2334564	9-Jun-99	4-Jun-19	2334564	12-Feb-08	PAT GRANTED
5875	PA	Netherlands	Metering Valve & Fuel Supply System Equipped Therewith	1009355	9-Jun-98	4-Jun-18	0964146	12-Jan-05	PAT GRANTED
5876	PA	PRC	Metering Valve & Fuel Supply System Equipped Therewith	99107054.2	26-May-99	21-May-19	1125253	22-Oct-03	PAT GRANTED
5881	PA	So. Africa	Metering Valve & Fuel Supply System Equipped Therewith	20018738	23-Oct-01	18-Oct-21	0108738	23-Jan-03	PAT GRANTED
5883	PA	Germany	Metering Valve & Fuel Supply System Equipped Therewith	99201501.6	12-May-99	7-May-19	6992311.3	12-Jan-06	PAT GRANTED
5898	PA	Netherlands	Combined LPF/Fuel DI Injection System	2001772	7-Jul-09	2-Jul-29	2143916	14-Mar-12	PAT GRANTED

EXHIBIT C

See attached.

34

EXHIBIT D

DISTRIBUIDORA SHOPPING SRL

marca	clase	acta	fpre	renueva_a	fcon	nrocon	fvto
TOMASETTO ACHILLE	12	78344	04-Jan-03		- -		- -
TA GNC	12	85785	24-Mar-06		05-Feb-08	63170	24-Mar-16
TOMASETTO ACHILLE 2000	12	SR-01940-2010	17-Jun-10	78125	20-Apr-10	77801	20-Apr-20
TOMASETTO ACHILLE 2000	6	SR 01939-2010	17-Jun-10	78160	24-Apr-10	77800	24-Apr-20
CONVERTEC	12	824209290	09-Jan-02		11-Mar-0	824209290	11-Mar-18
IL PICCOLO	12	828762171	26-Sep-06		- -		- -
T.ACHILLE	06	823750507	24-Sep-01		03-Mar-0	823750507	03-Mar-19
T.ACHILLE	12	823750493	24-Sep-01		11-Mar-0	823750493	11-Mar-18
TOMASETTO	12	827537875	10-Jul-05		- -		- -
TOMASETTO	35	827985126	20-Dec-05		23-Jun-09	827985126	23-Jun-19
TOMASETTO	37	827985118	20-Dec-05		29-Jan-08	827985118	29-Jan-18
TOMASETTO ACHILLE INYECCION 2000	12	821106805	29-Sep-98		13-Jan-09	821106805	13-Jan-19
TOMASETTO	12	754240	- -	471281	07-Nov-0	785285	07-Nov-16
TOMASETTO ACHILLE	06	796827	23-Nov-07	496551	- -	817099	13-Nov-17
TA	12	4600745	13-Apr-05		14-Feb-08	4600745	13-Feb-18
TOMASETTO	12	05051008	25-May-05		27-Dec-05	310081	27-Dec-15
TOMASETTO ACHILLE	12	163533	15-Dec-03	163533	07-Dec-13	163533	03-Dec-23
TA	12	MI2014C009695	22-Oct-14	1089942	24-Feb-15	1089942	28-Oct-24
TOMASETTO ACHILLE	12	14866201	03-Feb-06		03-Feb-06	148662	03-Feb-16
TOMASETTO	12	211139	02-Jul-05		- -		02-Jul-15
TOMASETTO ACHILLE	07		02-Jul-05		- -		02-Jul-15
TOMASETTO ACHILLE	12	190564	14-Dec-10	190564	19-Dec-10	190564	19-Dec-20
TA	12	389554J	04-Apr-05		16-Mar-0	389554	16-Mar-16
CONVERTEC	12	619151	28-Feb-06		- -	256732	27-Feb-16
TA	12	659709	30-Apr-07		- -	298750	29-Apr-17
TOMASETTO ACHILLE	12	619152	28-Feb-06		- -		- -
TA GNC	12	2005 15182	08-Dec-05		08-Dec-05	81832	08-Dec-15
TOMASETTO ACHILLE	12	78778824	21-Dec-05		12-Aug-08	3486321	12-Aug-18
TOMASETTO ACHILLE	07	424382	14-Jun-11	328182	29-Apr-13	424382	22-Jun-21

DISTRIBUIDORA SHOPPING S.A.

marca	clase	acta	fpre	renueva_a	fcon	nrocon	fvto
TA y diseño	12	2808315	15-Jan-08		06-Jun-08	2808315	15-Jan-18
TOMASETTO ACHILLE 2000	06	836825	14-Jan-09	836825	- -	836825	13-Jan-19
TOMASETTO ACHILLE 2000	12	836827	14-Jan-09	836827	- -	836827	13-Jan-19
TOMASETTO ACHILLE 2000	06	354647	27-Nov-08	606967	13-Feb-09	115650	18-Nov-18
TOMASETTO ACHILLE 2000	12	354649	27-Nov-08	604137	13-Feb-09	115657	18-Nov-18
TOMASETTO ACHILLE	12	2203-018797	19-Dec-03		19-Jun-06	270247	19-Jun-16

TA GAS TECHNOLOGY

marca	clase	acta	fpre	renueva_a	fcon	nrocon	fvto
T A TOMASETTO ACHILLE	12	0001	29-Jan-15	9725	29-Jan-15	9725	05-Jan-25
TA	12	20140629	19-Feb-14		11-Sep-14	21961	24-Apr-24
TA	12	166070	26-Jun-13		- -		- -
TA	12	1085418	04-Dec-13		15-Jan-15	1151679	15-Jan-25
TA	12	12944155	29-May-13		21-May-1	12944155	20-May-25
TA	12	15086370	17-Apr-15		- -		- -
TA	12	2014-16844	02-Sep-14		- -		- -
TOMASETTO ACHILLE	12	17567	05-Sep-14	32863	- -		- -
TA		007604	24-Feb-14		- -		- -
TOMASETTO ACHILLE	12	1392501400	12-Jan-14	105724	14-Feb-15	225060	- -
TA	12	1442925	18-Dec-13		- -		- -
TA GAS TECHNOLOGY	12	2015057599	18-May-15		- -		- -
TOMASETTO ACHILLE	12	04002681	09-Mar-04	04002681	- -	04002681	09-Mar-24
TA		628497-2015	04-Aug-15		- -		- -
TA		530066	16-Apr-13		- -		- -
TOMASETTO	12	565055	20-Feb-14	95055	- -	95055	18-Feb-24
TOMASETTO ACHILLE	12	565054	20-Feb-14	95054	- -	95054	17-Feb-24
TA	12	Z-292602	17-Mar-15		- -		- -
TA	12	36967	26-Aug-14		- -		- -
TOMASETTO ACHILLE	12	37215	27-Aug-14	271060	- -	408544	06-Sep-24
TA	12	64516408	24-Mar-15	306384	- -		- -
TA	12	2014-10334	07-Feb-14		- -		- -
TA	12	2014-000797	24-Jan-14		08-Feb-15	331498	08-Feb-30

paisnombre
BANGLADESH
BULGARIA
BOLIVIA
BOLIVIA
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
CHILE
CHILE
REPUBLICA POPULAR CHINA
COLOMBIA
EGIPTO
ITALIA
PANAMA
PAKISTAN
PAKISTAN
PAKISTAN
PORTUGAL
TAILANDIA
TAILANDIA
TAILANDIA
UCRANIA
U.S.A.
URUGUAY

paisnombre
ESPAÑA
INDIA
INDIA
MEXICO
MEXICO
VENEZUELA

paisnombre
ARMENIA
ARMENIA
BANGLADESH
CHILE
REPUBLICA POPULAR CHINA
COLOMBIA
ECUADOR
ECUADOR
INDONESIA
IRAN
MEXICO
MALASIA
MALASIA
PERU
PERU
PERU
PERU
POLONIA
PARAGUAY
PARAGUAY
FEDERACION RUSA
TURQUIA
VENEZUELA

TA GAS TECHNOLOGY S.A.

marca	clase	acta	fpre	renueva_a	fpublic	fcon	fvto	nrocon
BM2	7	2461387	9/19/2003	0	11/5/2013	4/17/2007	4/17/2017	2152721
IL PICCOLO	12	3032761	9/22/2010	1804975	- -	8/15/2011	8/15/2021	2457768
TA	12	2788621	11/27/2007	0	2/27/2008	12/2/2008	12/2/2018	2261181
TA GNC	6	3338583	7/10/2014	1985098	- -	7/14/2014	7/14/2024	2699636
TA GNC	12	3338584	7/10/2014	1985099	- -	7/14/2014	7/14/2024	2699637
TA GNC TOMASETTO ACHILLE	4	3396976	3/27/2015	2019598	- -	- -	- -	0
TA GNC TOMASETTO ACHILLE	6	3363522	10/28/2014	1997698	- -	3/18/2015	11/5/2024	2714953
TA GNC TOMASETTO ACHILLE	37	3396975	3/27/2015	2019597	- -	- -	- -	0
ZAVOLI	12	3074534	3/22/2011	1823802	- -	10/27/2011	10/27/2021	2472786

DISTRIBUIDORA SHOPPING S.A.

marca	clase	acta	fpre	renueva_a	fpublic	fcon	fvto	nrocon
ANEXA	7	2803386	2/13/2008	0	4/30/2008	12/15/2009	12/15/2019	2336883
ANEXA	7	2803388	2/13/2008	0	4/30/2008	12/15/2009	12/15/2019	2336881
ANEXA	7	2803389	2/13/2008	0	4/30/2008	12/15/2009	12/15/2019	2336882
TA	12	2931717	7/24/2009	0	10/7/2009	5/7/2010	5/7/2020	2365535
TOMASETTO ACHILLE	7	2906318	4/6/2009	1728976	- -	4/4/2011	4/4/2021	2432037
TOMASETTO ACHILLE	9	2906317	4/6/2009	1728972	- -	4/4/2011	4/4/2021	2432038
TOMASETTO ACHILLE	12	2906316	4/6/2009	1728971	- -	4/4/2011	4/4/2021	2432039

EXHIBIT D

See attached.

35

EXHIBIT E

Applicant/Registrant	Trademark	Country	Reg. No.	Reg. Date
	Type		App. No.	App. Date
Owner, if Different	Classes	Client Name/Ref No./Division		TermCalc Date

GFI CONTROL SYSTEMS B.V.	SGI	European Community	001380666	Nov 28, 2001
			001380666	Nov 11, 1999
	Trademark	IMPCO Technologies, Inc.		Nov 11, 2009
	07, 12, 37	TA5899

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	France	1643505	Dec 21, 1990
			1643505	Dec 21, 1990
	Trademark	IMPCO Technologies, Inc.
	07, 12	TA5996

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	Germany	2077679	Sep 16, 2004
			014724	Dec 21, 1990
	Trademark	IMPCO Technologies, Inc.		Dec 31, 2010
	07, 12	TA6001

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	Italy	968357	Jun 15, 2005
			MI/2000/396	Jan 16, 2001
	Trademark	IMPCO Technologies, Inc.		Jan 16, 2011
	07, 12	TA5868
Prior Reg.Nos.: 620613
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	Mexico	401955	Nov 15, 1991
			103564	Dec 20, 1990
	Trademark	IMPCO Technologies, Inc.
	07	TA5997

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	NATURALFLO	United States	2848100	Jun 01, 2004
			76/299621	Aug 16, 2001
	Trademark	IMPCO Technologies, Inc.		Jun 01, 2004
	12	TA5968

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO CARBURETION, INC.	IMPCO	Malaysia	84002758	Jun 18, 1984
			84002758	Jun 18, 1984
	Trademark	IMPCO Technologies, Inc.		Jun 18, 2014
	07	STA5948

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (AUSTRALIA) PTY, LTD.	IMPCO.ASIA	International Domain		Feb 20, 2009

	Trademark	IMPCO Technologies, Inc.		Feb 20, 2009

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	Benelux	0488746	Dec 18, 1990
			0757013	Dec 18, 1990
	Trademark	IMPCO Technologies, Inc.		Dec 18, 2010
	07	TA5995

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	Canada	TMA814,703	Dec 29, 2011
			1507536	Dec 13, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 29, 2011
TA6107

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY & Design of Crescent in Color	Canada	TMA867,226	Dec 12, 2013
			1507532	Dec 13, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 12, 2013
TA6108

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	COMFORTPRO	Canada	725774	Oct 09, 2008
			1292213	Mar 06, 2006

	Trademark	IMPCO Technologies, Inc.
TA5907

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	Canada	TMA404785	Nov 13, 1992
			0660669	Jun 21, 1990
	Trademark	IMPCO Technologies, Inc.		Nov 13, 2007
TA5996
Prior Reg.Nos.: TMA404785
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI GASEOUS FUEL INJECTION W/Rectangles in Rectangle	Canada	TMA405763	Dec 04, 1992
			0660671	Jun 21, 1990
	Trademark	IMPCO Technologies, Inc.		Dec 04, 2007
TA5860

Prior Reg.Nos.: TMA405763
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	Canada	TMA820,945	Mar 28, 2012
			1510562	Jan 10, 2011
	Trademark	IMPCO Technologies, Inc.		Mar 28, 2012
TA6145

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	European Community	009079419	Nov 30, 2010
			009079419	May 04, 2010
	Trademark	IMPCO Technologies, Inc.
	07, 09	TA5960

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	Japan	2531170	Apr 28, 1993
			1990-142713	Dec 21, 1990
	Trademark	IMPCO Technologies, Inc.		Apr 28, 2003
	07	TA5808
Prior Reg.Nos.: 2531170
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	Japan	5475608	Mar 02, 2012
			186/2011	Jan 05, 2011
	Trademark	IMPCO Technologies, Inc.		Mar 02, 2012
	07	TA6146

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	Mexico	1285429	May 16, 2012
			1142895	Dec 16, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 16, 2010
	11	TA6109

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY & Design of Crescent in Color	Mexico	1285428	May 16, 2012
			1142894	Dec 16, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 16, 2010
	11	TA6110

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI (DEVICE)	Mexico	1256490	Dec 07, 2011
			1148184	Jan 18, 2011
	Trademark	IMPCO Technologies, Inc.		Jan 18, 2011
	07	TA6147

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	United States	3832361	Aug 10, 2010
			77/351173	Dec 13, 2007
	Trademark	IMPCO Technologies, Inc.		Aug 10, 2010
	07	TA6140

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	United States	4,056,536	Nov 15, 2011
			76/979162	Oct 29, 2010
	Trademark	IMPCO Technologies, Inc.		Nov 15, 2011
	11	TA6105-B

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY & Design of Crescent in Color	United States	4142855	May 15, 2012
			76/979183	Oct 29, 2010
	Trademark	IMPCO Technologies, Inc.		May 15, 2012
	11	TA6106-B

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	COMFORTPRO	United States	3297483	Sep 25, 2007
			78/823232	Feb 24, 2006
	Trademark	IMPCO Technologies, Inc.		Sep 25, 2007
	07	TA5870

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	COMFORTPRO & Design of Crescent	United States	3898339	Jan 04, 2011
			76/702996	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jan 04, 2011
	07	TA5954

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	United States	1832600	Apr 26, 1994
			74/125317	Dec 20, 1990
	Trademark	IMPCO Technologies, Inc.		Apr 26, 2004
	07	TA5864
Prior Reg.Nos.: 1832600
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	United States	3902406	Jan 11, 2011
			76/702995	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jan 11, 2011
	07	TA5955

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES B.V.	GFI	Turkey	2010 44033	Sep 14, 2011
			2010/44033	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 06, 2010
	07	TA6050

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES B.V.	Gfi in Stylized letters W/Black Circle	Turkey	2010 44036	Sep 14, 2011
			2010/44036	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 06, 2010
	07	TA6051

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Argentina	2490654	Feb 17, 2012
			3001709	May 10, 2010
	Trademark	IMPCO Technologies, Inc.		Feb 17, 2012
	07	TA5928

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Australia	335232	Jul 12, 1979
			335232	Jul 12, 1979
	Trademark	IMPCO Technologies, Inc.
	07	TA5926
Prior Reg.Nos.: 335232
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Canada	TMA264865	Dec 11, 1981
			0444980	Sep 28, 1979
	Trademark	IMPCO Technologies, Inc.		Dec 11, 2011
STA5947
Prior Reg.Nos.: TMA264865
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Chile	904425	Oct 02, 2000
473026
	Trademark	IMPCO Technologies, Inc.		Aug 04, 2010
	07	TA5930
Prior Reg.Nos.: 573458
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	China (PRC)	3226080	Oct 14, 2003
			3226080	Jun 28, 2002
	Trademark	IMPCO Technologies, Inc.		Oct 14, 2003
	16	STA5927
Prior Reg.Nos.: 3226080
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	China (PRC)	3226082	Jan 14, 2004
			3226082	Jun 28, 2002
	Trademark	IMPCO Technologies, Inc.
	25	STA5929

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	China (PRC)	3226081	Nov 28, 2007
			3226081	Jun 28, 2002
	Trademark	IMPCO Technologies, Inc.
	07	STA5936

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	European Community	005172424	Jun 27, 2007
			005172424	Jun 30, 2006
	Trademark	IMPCO Technologies, Inc.		Jun 30, 2006
	07, 35, 42	STA5967

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Germany	1078045

	Trademark	IMPCO Technologies, Inc.
STA5964

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	India	860853	Apr 01, 2005
			860853	Jun 14, 1999
	Trademark	IMPCO Technologies, Inc.		Jun 14, 2009
	07	STA5595

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	India	860854	Jun 14, 1999
			860854	Jun 14, 1999
	Trademark	IMPCO Technologies, Inc.		Jun 14, 2009
	25	STA5949

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Indonesia	461977	Jan 15, 2001
			D99134	Aug 03, 1999
	Trademark	IMPCO Technologies, Inc.		Aug 03, 2009
	25	STA5951

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Indonesia	IDM000296628	Mar 08, 2011
			D00.2009.031338	Sep 17, 2009
	Trademark	IMPCO Technologies, Inc.		Sep 17, 2009
	07	STA5596

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Indonesia	IDM000310156	Jun 17, 2011
			J00.2009.031340	Sep 17, 2009
	Trademark	IMPCO Technologies, Inc.		Sep 17, 2009
	41	STA5952

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO-CHINA.COM	International Domain		Feb 24, 2010

	Trademark	IMPCO Technologies, Inc.		Feb 24, 2010

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Mexico	326329	Jun 11, 1987
			238341	Sep 06, 1984
	Trademark	IMPCO Technologies, Inc.		Sep 06, 2014
	12	STA5933
Prior Reg.Nos.: 326329
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	New Zealand	128809	Jul 13, 1979
			128809	Jul 13, 1979
	Trademark	IMPCO Technologies, Inc.		Jul 13, 2014
	07	STA5932
Prior Reg.Nos.: 128809
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	4 With Crescent Designs	United States	4,042,256	Oct 18, 2011
			76/701802	Feb 25, 2010
	Trademark	IMPCO Technologies, Inc.		Oct 18, 2011
	09	TA5647

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BEAM	United States	2382603	Sep 05, 2000
			75/663033	Mar 18, 1999
	Trademark	IMPCO Technologies, Inc.		Sep 05, 2010
	07	STA5925
Prior Reg.Nos.: 2382603
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BEAM GARRETSON	United States	2448380	May 01, 2001
			75/757187	Jul 22, 1999
	Trademark	IMPCO Technologies, Inc.		May 01, 2001
	07, 09	STA5938

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	Beam Garretson & Design of Three Lines	United States	3,987,474	Jul 05, 2011
			76/702997	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 05, 2011
	07	TA5953

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BRC FUELMAKER	United States	3898346	Jan 04, 2011
			76/703655	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jan 04, 2011
	07	TA5920

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BRC FuelMaker & Design of Arcs	United States	3,987,479	Jul 05, 2011
			76/703656	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 05, 2011
	07	TA6030

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	CHOICE FUEL	United States	3475787	Jul 29, 2008
			77/350606	Dec 12, 2007
	Trademark	IMPCO Technologies, Inc.		Jul 29, 2008
	07	STA5943

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	GARRETSON	United States	2443889	Apr 17, 2001
			75/758809	Jul 22, 1999
	Trademark	IMPCO Technologies, Inc.		Apr 17, 2001
	07, 09	STA5939

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	United States	2360064	Jun 20, 2000
			75/748546	Jul 12, 1999
	Trademark	IMPCO Technologies, Inc.		Jun 20, 2010
	07, 16, 25	STA5931
Prior Reg.Nos.: 2360064
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	United States	1146396	Jan 27, 1981
			73/222479	Jul 06, 1979
	Trademark	IMPCO Technologies, Inc.		Jan 27, 2011
	07	STA5950

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	United States	1418216	Nov 25, 1986
			73/563138	Oct 15, 1985
	Trademark	IMPCO Technologies, Inc.		Nov 25, 2006
	09	STA5934
Prior Reg.Nos.: 1418216
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO AUTOMOTIVE W/Curved Lines	United States	4,028,991	Sep 20, 2011
			76/702992	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Sep 20, 2011
	07	TA5951

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO ENGINE SYSTEMS & Curved Lines	United States	4,028,992	Sep 20, 2011

			76/702994	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Sep 20, 2011
	07	TA5956

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO W/Rectangles & Lines	United States	1469600	Dec 22, 1987

			73/643514	Feb 09, 1987
	Trademark	IMPCO Technologies, Inc.		Dec 22, 2007
	07	STA5937
Prior Reg.Nos.: 1469600
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO W/Rectangles & Lines	United States	3,995,470	Jul 19, 2011

			76/702993	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 19, 2011
	07	TA5959

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	SPECTRUM With Crescent Designs	United States	2529524	Jan 15, 2002

			76/132044	Sep 14, 2000
	Trademark	IMPCO Technologies, Inc.		Jan 15, 2012
	07	STA5941

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	VF Varifuel	United States	1471966	Jan 12, 1988

			73/664503	Jun 04, 1987
	Trademark	IMPCO Technologies, Inc.		Jan 12, 2008
	07	STA5942
Prior Reg.Nos.: 1471966
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Vietnam	36941	Apr 25, 2001

			42372	Jul 08, 1999
	Trademark	IMPCO Technologies, Inc.		Jul 08, 2009
	07, 25, 41	STA5593

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

TELEFLEX CANADA LIMITED PARTNERSHIP	SMART STICK	United States	2279683	Sep 21, 1999

			75/183451	Oct 18, 1996
	Trademark	IMPCO Technologies, Inc.		Sep 21, 2009
	09	TA5904
Prior Reg.Nos.: 2279683
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

Number of Records: 66

IMPCO TECHNOLOGIES B.V.	OPTAFLEET	European Community	012511333	Dec 12, 2014

			012511333	Jan 17, 2014
Trademark
09, 35, 38, 39, 42

DISCLOSURE LETTER TO

AGREEMENT AND PLAN OF MERGER

by and among

WESTPORT INNOVATIONS INC.,

WHITEHORSE MERGER SUB INC.

and

FUEL SYSTEMS SOLUTIONS, INC.

Parent Disclosure Letter

This confidential disclosure letter (this “Parent Disclosure Letter”) has been prepared in connection with that certain Agreement and Plan of Merger Agreement (the “Agreement”), dated as of September 1, 2015, by and among Westport Innovations Inc., a company incorporated under the laws of Alberta, Canada (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation (the “Merger Sub”) and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used herein but not otherwise defined herein have the respective meanings specified in the Agreement. This Parent Disclosure Letter and the matters described herein constitute Evaluation Material within the meaning of the confidentiality agreement dated March 16, 2015 between Parent and the Company (the “Confidentiality Agreement”) and are being provided subject to the terms of that agreement.

The mere inclusion of any item in any section or subsection of this Parent Disclosure Letter as an exception to any representation or warranty set forth in the Agreement or otherwise shall not be deemed to constitute an admission by Parent or to otherwise imply that any such item has had or would have a Parent Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of the Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in the Agreement. The information contained in this Parent Disclosure Letter is disclosed solely for the purpose of the Agreement, and no information contained herein shall be deemed to be an admission by Parent to any third party of any matter whatsoever (including any breach or violation of any Contract or Laws). In disclosing this information, Parent expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

The sections or subsections of this Parent Disclosure Letter are arranged in sections corresponding to the numbered and lettered sections and subsections of the Agreement. Matters disclosed in any section or subsection of this Parent Disclosure Letter are not necessarily limited to matters that are required by the Agreement to be disclosed herein, and the disclosure of such items in any section or subsection of this Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such items is reasonably apparent, notwithstanding the omission or reference or cross-reference thereto. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by the Agreement, and disclosure of such additional matters shall not affect or be deemed to affect, directly or indirectly, the interpretation of the Agreement or to broaden or otherwise amplify the representations and warranties or covenants of the Company set forth therein and the scope of the disclosure obligations thereunder. The Parent Disclosure Letter is qualified in its entirety by reference to specific sections of the Agreement and shall be construed within the context of the Agreement, and is not intended to constitute, and shall not be construed as constituting, independent representations or warranties or covenants of Parent.

Headings inserted in the sections or subsections of this Parent Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in the Agreement. Where the terms of a commitment or other disclosure item have been referenced, summarized or described in this Parent Disclosure Letter, such reference, summary or description does not purport to be a complete statement of the terms of such commitment or other disclosure item and such disclosures are qualified in their entirety by the specific terms of such agreements or documents. The information contained in this Parent Disclosure Letter is confidential information of the Company, Parent and Merger Sub and each of its Affiliates are obligated to maintain and protect such information pursuant to the Agreement and the Confidentiality Agreement.

i

TABLE OF CONTENTS

Page

Section 5.1(d)
Subsidiaries	2

Section 5.3(a)
Capital Structure	3

Section 5.9
Absence of Certain Changes or Events	4

Section 5.10(a)
Parent Benefit Plans	5

Section 5.10(d)
Change in Control Payments or Benefits	6

Section 5.15(a)
Material Intellectual Property	7

Section 5.15(b)(iv)
Third Party IP Infringements	72

Section 5.15(c)(ii)
Governmental Authority IP	73

Section 5.16(a)
Real Property	74

Section 6.2(a)
Conduct of Business	75

Section 6.2(b)
Interim Operations	76

i

Section 5.1(d)

Subsidiaries

1.	Parent, through its wholly owned subsidiary, Westport Power Inc., owns 50% of Cummins Westport Inc., a joint venture between Parent and Cummins Engine Company, Inc.

2.	Parent, through its wholly owned subsidiary, Emer S.p.A., owns 50% of Minda Emer Technologies Limited, a joint venture between Emer S.p.A. and MINDA Investments.

3.	Parent, through its wholly owned subsidiary, Westport Innovations (Hong Kong) Limited, owns 35% of Weichai Westport Inc., a joint venture between Westport Innovations (Hong Kong) Limited, Peterson (CNG) Equipment Limited and Weichai Power Co., Ltd.

4.	Parent, through its wholly owned subsidiary, Prins Autogassystemen Holding B.V., owns 40% of Prins Autogas West Africa Ltd., a joint venture between Borkir International Limited and Prins Autogassystemen Holding B.V.

5.	Parent, through its wholly owned subsidiary, Prins Autogassystemen B.V., owns 40% of Best Prins Ecotech Ltd., a joint venture between Madhusudan Auto Ltd., Prins Autogassystemen B.V. and Mr. H. Van Tienen.

6.	Parent, through its wholly owned subsidiary, Westport Power Inc., owns a minority share of Volute, Inc. (“Volute”), pursuant to that certain Investment Agreement, by and between Volute and Westport Power Inc., dated as of October 23, 2014, entered into for the purpose of providing capital to Volute for research and development activities.

2

Section 5.3(a)

Capital Structure

None

3

Section 5.9

Absence of Certain Changes or Events

None

4

Section 5.10(a)

Parent Benefit Plans

[Employee benefit plan disclosure redacted due to confidentiality concerns relating to employee compensation disclosure]

5

Section 5.10(d)

Change in Control Payments or Benefits

None.

6

Section 5.15(a)

Material Intellectual Property

Patents

Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Applicant 1	Applicant 2

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	IT	Issued	Oct 20, 1997	BS97A000085	Sep 1, 1999	1297323	EMER

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	US	Issued	Feb 13, 1998	09/023,761	Nov 7, 2000	6,142,128	EMER

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	AR	Issued	Mar 10, 1998	P980101056	Sep 24, 2003	011953	EMER

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	VE	Issued	Oct 19, 1998	2300/98	Nov 11, 2002	59127	EMER

Valve Device With Two-Stage Pressure Regulator, Especially For Gas Powered Engines	IT	Issued	Nov 18, 2005	BS2005A000138	May 19, 2009	0001360874	EMER

Thermal Safety Device, Especially for Gas Powered Engines	IT	Issued	Nov 20, 2003	BS2003A000118	Aug 20, 2008	0001346383	EMER

Electric Injector for Gaseous Fuels	IT	Issued	Aug 5, 2005	BS2005U000023	May 12, 2009	262566	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	RU	Issued	Sep 23, 2002	2004109594	Oct 10, 2007	2307974	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	PL	Issued	Sep 23, 2002	368376	Apr 27, 2009	203878	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	RO	Issued	Sep 23, 2002	2004/00290	Aug 28, 2009	122564	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	IT	Issued	Sep 23, 2002	5501/BE/2008	Nov 14, 2007	1432946	EMER

Multi-Valve with Pressure Regulator for Self-Propulsion Gas System	IT	Issued	Aug 4, 2004	BS2004A000089	Feb 3, 2009	1353616	EMER

Fitting for Flexible Pipe	IT	Issued	May 31, 2006	BS2006A000117	Dec 26, 2009	0001368697	EMER

7

Pressure Regulator for Gas Powered Engines	IT	Issued	May 20, 1998	TO87A000429	May 29, 2000	1300924	EMER

Control System of Gas-Flow From Cylinders to a User	IT	Issued	Oct 17, 2003	BS2003A000101	Aug 20, 2008	1346445	EMER

Filling Valve for Cylinder in Self-Propulsion Gas Systems	IT	Issued	Nov 18, 2005	BS2005U000035	May 15, 2009	262578	EMER

Valve to Control the Charge Level of a Gas in a Tank	IN	Issued	Nov 18, 2004	722/KOL/2004	Jul 4, 2011	248295	EMER

Valve to Control the Charge Level of a Gas in a Tank	PL	Issued	Nov 25, 2004	P371394	Jul 30, 2010	206200	EMER

Filter For Gaseous Fuel, Particularly Methane and LPG	IT	Issued	Oct 30, 2009	BS2009A000196	Nov 19, 2012	1396360	Valtek

Wireless Fuel Sensor	IT	Issued	May 16, 2012	BS2012U000018	Feb 17, 2014	0000277453	EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	IT	Issued	Jun 28, 2012	BS2012A000097	Nov 28, 2014	1412458	EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	IT	Issued	Jul 27, 2012	BS2012A000122	Jan 22, 2015	1413395	EMER

Filtration System for Self-Propulsion Gas System	IT	Pending	Nov 21, 2012	BS2012A000163			EMER

Integrated Safety Device for Self-Propulsion Gas Systems	IT	Pending	Mar 27, 2013	BS2013A000039			EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	CN	Pending	Dec 21, 2010	201080070786.4			EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	AU	Pending	Dec 21, 2010	2010366018			EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	EP	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	DE	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	IT	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER

8

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	RU	Pending	Dec 21, 2010	2013129455			EMER

Coupling Device	CN	Allowed	Feb 8, 2011	201180067048.9			EMER

Coupling Device	EP	Issued	Feb 8, 2011	11710575.9	May 27, 2015	2673543	EMER

Coupling Device	IN	Pending	Feb 8, 2011	1467/MUMNP/2013			EMER

Coupling Device	US	Issued	Feb 8, 2011	13/975,843	Sep 9, 2014	8,827,321	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	CN	Pending	Feb 23, 2011	201180068099.3			EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	IN	Pending	Feb 23, 2011	1514/MUMNP/2013			EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	CN	Allowed	Mar 14, 2011	201180069248.8			EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	EP	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	DE	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	IT	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	IN	Pending	Mar 14, 2011	1562/MUMNP/2013			EMER

Injection Rail	CN	Pending	May 18, 2011	201180070620.7			EMER

Injection Rail	EP	Pending	May 18, 2011	11740724.7			EMER

Injection Rail	RU	Pending	May 18, 2011	2013147702			EMER

9

Injection Rail	US	Pending	May 18, 2011	14/082,870			EMER

Filtration System for Self-Propulsion Gas System	WO	Pending	Nov 19, 2013	PCT/IB2013/060240			EMER

Integrated Safety Device for Self-Propulsion Gas Systems	WO	Pending	Mar 14, 2014	PCT/IB2014/059808			EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	CN	Pending	Jun 25, 2013	201380031397.4			EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	EP	Pending	Jun 25, 2013	13765436.4			EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	US	Pending	Jun 25, 2013	14/583,675			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	CN	Pending	Jul 26, 2013	201380038796.3			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	EP	Pending	Jul 26, 2013	13773393.7			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	IN	Pending	Jul 26, 2013	194/MUMNP/2015			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	TH	Pending	Jul 26, 2013	1501000353			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	US	Pending	Jul 26, 2013	14/607,024			EMER

Filtration System for Self-Propulsion Gas System	CN	Pending	Nov 19, 2013	201380060836.4			EMER

Filtration System for Self-Propulsion Gas System	EP	Pending	Nov 19, 2013	13812151.2			EMER

Filtration System for Self-Propulsion Gas System	US	Pending	Nov 19, 2013	14/717,949			EMER

Dispositivo regolatore di pressione per impianti a gas per l’alimentazione di motori a combustione interna	IT	Issued	Jan 21, 2004	PD2004A00012	Jan 19, 2009	1351992	OMVL

10

Dispositivo ridutore di pressione per sistemi di alimentazione a gas di motori a combustione interna	IT	Issued	Jan 21, 2004	PD2004A00011	Jan 19, 2009	1351991	OMVL

Riduttore compensato	IT	Issued	Feb 23, 2010	PD2010A000053	Feb 22, 2013	1398346	OMVL

Dispositivo per la limitazione automatica del riempimento di un serbatoio con carburante in particolare con gas di petrolio	IT	Issued	Sep 4, 1997	BO97A000537	Mar 22, 1999	1294190	OMVL

Dispositivo per la limitazione automatica del riempimento di un serbatoio con carburante in particolare con gas di petrolio	PL	Issued	Sep 3, 1998	P 328 339	Feb 6, 2004	187729	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	AU	Issued	Apr 19, 2005	2005330903	Dec 15, 2011	2005330903	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	CN	Issued	Apr 19, 2005	200580049535.7	Mar 15, 2010	ZL200580049535.7	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	JP	Issued	Apr 19, 2005	2008-507273	Aug 6, 2010	4564087	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	KR	Issued	Apr 19, 2005	10-2007-7023892	Aug 8, 2012	10-1174181	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	DE	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	FR	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	GB	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	IT	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	NL	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	PL	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	TR	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

11

A Gaseous Fuel Injector for Internal Combustion Engines	IR	Issued	Apr 19, 2005	38501285	Aug 14, 2007	41983	OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	IN	Pending	Feb 15, 2011	2009/KOLNP/2012			OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	KR	Pending	Feb 15, 2011	10-2012-7024407			OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	RU	Pending	Feb 15, 2011	2012140305			OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	TH	Pending	Feb 15, 2011	1201004186			OMVL

Electro-Actuated Servo System	IT	Pending	Sep 20, 2012	PD2012A000274			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	CN	Pending	Sep 19, 2013	201380049186.3			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	EP	Pending	Sep 19, 2013	13801754.6			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	IN	Pending	Sep 19, 2013	596/MUMNP/2015			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	RU	Pending	Sep 19, 2013	2015106846			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	TH	Pending	Sep 19, 2013	1501001539			OMVL

High Pressure Fuel Supply System For Natural Gas Vehicles #1	US	Issued	Nov 7, 1997	08/965,969	Mar 23, 1999	5,884,488	WPI

Compressed Natural Gas Cylinder Pump and Reverse Cascade Fuel Supply System	US	Issued	Dec 30, 1997	09/001,912	Feb 9, 1999	5,868,122	WPI

12

Intensifier Apparatus and Method of Supplying High Pressure Gaseous Fuel to an Internal Combustion Engine	US	Issued	Jan 6, 1998	09/003,407	Nov 10, 1998	5,832,906	WPI

Gaseous And Liquid Fuel Injector	US	Issued	Sep 16, 1998	09/154,103	Jun 13, 2000	6,073,862	WPI

Hydraulically Actuated Gaseous or Dual Fuel Injector	US	Issued	May 8, 1998	09/075,060	Dec 7, 1999	5,996,558	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	US	Issued	Feb 11, 2000	09/503,034	Mar 20, 2001	6,202,601	WPI

Directly Actuated Injection Valve	US	Issued	Mar 9, 2000	09/522,130	Oct 9, 2001	6,298,829	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	US	Issued	Apr 7, 2000	09/545,391	Oct 9, 2001	6,298,833	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	US	Issued	Apr 18, 2000	09/552,480	Jan 8, 2002	6,336,598	WPI

High Pressure Fuel Supply System For Natural Gas Vehicles #1	CA	Issued	Nov 6, 1998	2,307,103	Oct 23, 2007	2,307,103	WPI

Reciprocating Motor With Uni-Directional Fluid Flow	US	Issued	Aug 21, 2000	09/642,850	Jun 4, 2002	6,398,527	WPI

Seal Assembly With Two Sealing Mechanisms For Providing Static And Dynamic Sealing	US	Issued	Aug 21, 2000	09/642,950	Apr 15, 2003	6,547,250	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Oct 22, 2000	10052336.6	Apr 22, 2004	10052336.6	WPI

Gaseous And Liquid Fuel Injection Valve With Concentric Needles	US	Issued	Oct 24, 2000	09/695,163	Aug 27, 2002	6,439,192	WPI

Gaseous And Liquid Fuel Injector	CA	Issued	Sep 15, 1999	2,339,504	Jun 5, 2007	2,339,504	WPI

Directly Actuated Injection Valve	US	Issued	May 23, 2001	09/863,187	Jun 10, 2003	6,575,138	WPI

Directly Actuated Injection Valve WIth A Ferromagnetic Needle	US	Issued	May 23, 2001	09/863,188	Jul 1, 2003	6,584,958	WPI

13

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	DE	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	60118706.7	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	FR	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	IT	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	GB	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	US	Issued	Sep 19, 2001	09/955,825	Nov 4, 2003	6,640,556	WPI

Gaseous and Liquid Fuel Injection Valve With Concentric Needles	CA	Issued	Oct 3, 2001	2,358,150	Feb 24, 2009	2,358,150	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	US	Issued	Oct 5, 2001	09/972,521	Dec 9, 2003	6,659,730	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	US	Issued	Nov 20, 2001	09/989,623	Jul 13, 2004	6,761,325	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	CA	Issued	Nov 30, 2001	2,362,844	Aug 31, 2004	2,362,844	WPI

Method And Apparatus For Delivering Pressurized Gas	CA	Issued	Nov 30, 2001	2,362,881	Jan 27, 2004	2,362,881	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	CA	Issued	Mar 28, 2002	2,379,766	Oct 19, 2004	2,379,766	WPI

Storage Tank For Cryogenic Liquids	CA	Issued	Apr 2, 2002	2,376,493	Jul 6, 2004	2,376,493	WPI

Directly Actuated Injection Valve	CA	Issued	Oct 2, 2000	2,386,970	Jun 23, 2009	2,386,970	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	US	Issued	Apr 9, 2002	10/119,175	Jan 13, 2004	6,675,748	WPI

Directly Actuated Injection Valve	JP	Issued	Oct 2, 2000	531964/2001	Mar 11, 2011	4700246	WPI

14

Double Acting Reciprocating Motor With Uni-Directional Fluid Flow	US	Issued	Jun 3, 2002	10/161,370	Jul 8, 2003	6,589,027	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	CN	Issued	Feb 9, 2001	01804862.5	Jan 11, 2006	ZL01804862.5	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	CA	Issued	Sep 26, 2002	2,405,350	Aug 10, 2004	2,405,350	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	CN	Issued	Apr 4, 2001	018076432	Jun 22, 2006	ZL01807643.2	WPI

Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	CA	Issued	Oct 2, 2002	2,406,137	Dec 28, 2004	2,406,137	WPI

Direct Injection Combustion Chamber Geometry	CA	Issued	Oct 2, 2002	2,406,209	Apr 17, 2007	2,406,209	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	CA	Issued	Oct 2, 2002	2,406,267	Jan 8, 2013	2,406,267	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	CA	Issued	Apr 4, 2001	2,405,167	Sep 23, 2008	2,405,167	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	CA	Issued	Apr 18, 2001	2,405,468	Jul 7, 2009	2,405,468	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	DE	Issued	Apr 4, 2001	01921070.7	Mar 6, 2006	60118167.0	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	GB	Issued	Apr 4, 2001	01921070.7	Mar 6, 2006	1,269,003	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	DE	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	60106590.5	WPI

15

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	FI	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	1274933	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	GB	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	1274933	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	CN	Issued	Apr 18, 2001	01808289.0	Sep 3, 2008	ZL01808289.0	WPI

Directly Actuated Injection Valve	BR	Issued	Oct 2, 2000	PI0014745-1	Apr 7, 2009	PI0014745-1	WPI

Reciprocating Motor With Uni-Directional Fluid Flow	DE	Issued	Aug 20, 2001	01966872.2	Oct 11, 2006	60123814.1	WPI

Reciprocating Motor With Uni-Directional Fluid Flow	GB	Issued	Aug 20, 2001	01966872.2	Oct 11, 2006	1313948	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	US	Issued	Oct 22, 2001	10/418,721	Jan 25, 2005	6,845,746	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	US	Issued	Apr 16, 2003	10/414,850	Feb 15, 2005	6,854,438	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Oct 22, 2001	01987843.8	Aug 3, 2005	501069941	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	GB	Issued	Oct 22, 2001	01987843.8	Aug 3, 2005	1,330,599	WPI

Container For Holding A Cryogenic Fluid	CA	Issued	Sep 23, 2003	2,441,775	Sep 28, 2004	2,441,775	WPI

Method And Apparatus For Controlling An Internal Combustion Engine Using Combustion Chamber Pressure Sensing	US	Issued	Oct 3, 2003	10/679,026	Feb 21, 2006	7,000,596	WPI

A High Pressure Gaseous Fuel Supply System for an Internal Combustion Engine and a Method of Sealing Connections Between Components to Prevent Leakage of a High Pressure Gaseous Fuel	CA	Issued	Sep 23, 2003	2,441,641	Jan 31, 2006	2,441,641	WPI

16

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CA	Issued	Sep 23, 2003	2,441,686	Dec 21, 2004	2,441,686	WPI

A Fuel Injection System and Method of Operation for a Gaseous Fuelled Engine with Liquid Pilot Fuel Ignition	CA	Issued	Sep 26, 2003	2,442,601	May 24, 2005	2,442,601	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	US	Issued	Oct 6, 2003	10/679,766	Jul 5, 2005	6,912,992	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	CA	Issued	Oct 1, 2003	2,444,163	Jan 9, 2007	2,444,163	WPI

Directly Actuated Injection Valve	DE	Issued	May 17, 2002	02732255.1	Nov 9, 2005	60207239.5	WPI

Directly Actuated Injection Valve	GB	Issued	May 17, 2002	02732255.1	Nov 9, 2005	1389274	WPI

Directly Actuated Injection Valve	CN	Issued	May 17, 2002	028104943	Dec 6, 2006	ZL02810494.3	WPI

Directly Actuated Injection Valve WIth A Ferromagnetic Needle	CN	Issued	May 17, 2002	02810495.1	Dec 6, 2006	ZL02810495.1	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	US	Issued	Nov 19, 2003	10/717,252	May 31, 2005	6,898,940	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	CN	Issued	Sep 13, 2002	02819675.9	Jun 8, 2007	ZL02819675.9	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	CA	Issued	Sep 13, 2002	2,460,734	Jun 29, 2010	2,460,734	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	CN	Issued	Sep 13, 2002	02820579.0	Mar 23, 2007	ZL02820579.0	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	GB	Issued	Sep 13, 2002	0407690.7	May 11, 2005	2396890	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	CA	Issued	Sep 13, 2002	2,460,869	Nov 23, 2010	2,460,869	WPI

17

Storage Tank For Cryogenic Liquids	US	Issued	Apr 2, 2003	10/489,117	May 2, 2006	7,036,322	WPI

Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	US	Issued	Apr 12, 2004	10/822,333	Nov 7, 2006	7,133,761	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	CA	Issued	Apr 7, 2004	2,463,791	Jan 3, 2012	2,463,791	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	BR	Issued	Nov 18, 2002	PI0214298-8	Feb 22, 2011	PI 0214298-8	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	GB	Issued	Sep 13, 2002	0407692.3	Aug 17, 2005	2396891	WPI

Method And Apparatus For Delivering Pressurized Gas	US	Issued	Nov 27, 2002	10/497,429	Oct 27, 2009	7,607,898	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	CA	Issued	Nov 18, 2002	2,465,182	Feb 1, 2011	2,465,182	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	CN	Issued	Nov 18, 2002	02823037.x	Jan 2, 2008	ZL02823037.X	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	IN	Issued	Nov 18, 2002	672/KOLNP/2004	Jan 14, 2009	227613	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	US	Issued	Nov 27, 2002	10/497,256	Nov 13, 2007	7,293,418	WPI

Method And Apparatus For Delivering Pressurized Gas	CN	Issued	Nov 27, 2002	02823986.5	Mar 5, 2008	ZL02823986.5	WPI

Method And Apparatus For Delivering Pressurized Gas	IN	Issued	Nov 27, 2002	670/KOLNP/2004	Sep 10, 2008	223399	WPI

Method And Apparatus For Delivering Pressurized Gas	DE	Issued	Nov 27, 2002	02803727.3	May 23, 2012	1461524	WPI

18

Method And Apparatus For Delivering Pressurized Gas	GB	Issued	Nov 27, 2002	02803727.3	May 23, 2012	1461524	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	DE	Issued	Nov 18, 2002	02779073.2	Jan 6, 2010	1448884	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	GB	Issued	Nov 18, 2002	02779073.2	Jan 6, 2010	1448884	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	GB	Issued	Nov 27, 2002	0413532.3	Apr 12, 2006	2398625	WPI

Common Rail Directly Actuated Fuel Injection Valve with A Pressurized Hydraulic Transmission Device And A Method of Operating Same	US	Issued	Jun 14, 2004	10/867,303	Sep 5, 2006	7,100,577	WPI

Directly Actuated Injection Valve	CN	Issued	Oct 2, 2000	200410045391.5	Nov 12, 2008	ZL200410045391.5	WPI

Fuel Injection Valve	CA	Issued	Jul 9, 2004	2,473,639	Nov 14, 2006	2,473,639	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	US	Issued	Jul 12, 2004	10/889,508	Oct 24, 2006	7,124,959	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	CA	Issued	Aug 27, 2004	2,476,032	Nov 4, 2008	2,476,032	WPI

Directly Actuated Injection Valve	DE	Issued	Aug 6, 2004	60036421.6-08	Sep 12, 2007	60036421T2	WPI

Directly Actuated Injection Valve	FR	Issued	Aug 6, 2004	04018749.4	Sep 12, 2007	1473460	WPI

Directly Actuated Injection Valve	GB	Issued	Aug 6, 2004	04018749.4	Sep 12, 2007	1473460	WPI

Storage Tank For Cryogenic Liquids	DE	Issued	Apr 2, 2003	03709511.4	Aug 13, 2008	1490624	WPI

Storage Tank For Cryogenic Liquids	GB	Issued	Apr 2, 2003	03709511.4	Aug 13, 2008	1490624	WPI

19

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	JP	Issued	Apr 9, 2003	2003-584483	Oct 10, 2008	4199674	WPI

Container For Holding A Cryogenic Fluid	US	Issued	Sep 23, 2004	10/950,305	Mar 18, 2008	7,344,045	WPI

High Pressure Fuel Supply System For Natural Gas Vehicles #1	GB	Issued	Nov 6, 1998	98954086.9	Jul 14, 2004	1030971	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	US	Issued	Mar 26, 2003	10/508,617	May 5, 2009	7,527,482	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	JP	Issued	Mar 26, 2003	2003-580711	Apr 2, 2010	4485807	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	DE	Issued	Mar 26, 2003	03707987.8	May 24, 2006	60305467.6	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	IT	Issued	Mar 26, 2003	03707987.8	May 24, 2006	1490597	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	GB	Issued	Mar 26, 2003	03707987.8	May 24, 2006	1490597	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	DE	Issued	Apr 9, 2003	03711768.6	Sep 17, 2008	1492948	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	GB	Issued	Apr 9, 2003	03711768.6	Sep 17, 2008	1492948	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	IN	Issued	Apr 9, 2003	1302/KOLNP/200 4	Nov 16, 2010	244068	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	US	Issued	Nov 2, 2004	10/979,700	May 9, 2006	7,040,281	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	US	Issued	Sep 26, 2003	11/090,462	Aug 15, 2006	7,090,145	WPI

Direct Injection Gaseous Fuel Engine With Ignition Assist	US	Issued	Nov 7, 2003	11/150,035	Jul 18, 2006	7,077,115	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	DE	Issued	Sep 26, 2003	03753176.1	Jan 24, 2007	60311490.3	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	GB	Issued	Sep 26, 2003	03753176.1	Jan 24, 2007	1546543	WPI

20

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	DE	Issued	Mar 2, 2005	050755537	Jun 6, 2012	1559886	WPI

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	GB	Issued	Mar 2, 2005	050755537	Jun 6, 2012	1559886	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	CN	Issued	Oct 2, 2003	200380104274.5	May 26, 2010	ZL200380104274.5	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	DE	Issued	Oct 2, 2003	03753148.0	Dec 12, 2007	60318077.9	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	IN	Issued	Oct 2, 2003	686/KOLNP/2005	Oct 29, 2008	224994	WPI

Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	CN	Issued	Oct 2, 2003	200380104192.0	Apr 13, 2011	ZL200380104192.0	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	BR	Issued	Oct 2, 2003	PI0314989-7	Jul 2, 2013	PI 0314989-7	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	CN	Issued	Oct 2, 2003	200380103295.5	Aug 11, 2010	ZL200380103295.5	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	DE	Issued	Oct 2, 2003	03753157.1	Jan 20, 2010	1549841	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	GB	Issued	Oct 2, 2003	03753157.1	Jan 20, 2010	1549841	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	IN	Issued	Oct 2, 2003	683/KOLNP/2005	Sep 23, 2008	223891	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	JP	Issued	Oct 2, 2003	2004-540408	Dec 18, 2009	4426452	WPI

21

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	KR	Issued	Oct 2, 2003	10-2005-7005717	Sep 1, 2011	10-1063175	WPI

Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	US	Issued	Oct 2, 2003	11/098,238	Jan 16, 2007	7,162,994	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	US	Issued	Oct 2, 2003	11/098,198	Oct 16, 2007	7,281,514	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	US	Issued	Oct 2, 2003	11/092,094	Dec 4, 2007	7,302,939	WPI

Method of Reducing Particulates and Enhancing Burning Rate Within a Combustion Chamber	US	Issued	Oct 2, 2003	11/098,366	Mar 14, 2006	7,011,070	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	RU	Issued	Oct 2, 2003	2005110190	Jun 20, 2009	2359138	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	CA	Issued	May 18, 2005	2,505,455	Feb 20, 2007	2,505,455	WPI

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	CA	Issued	Jun 3, 2005	2,506,606	Sep 12, 2006	2,506,606	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	GB	Issued	Nov 27, 2002	0512162.9	Apr 12, 2006	2412718	WPI

High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	CA	Issued	Aug 4, 2005	2,511,254	Apr 24, 2007	2,511,254	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	CN	Issued	Apr 16, 2004	200480016915.6	Jul 2, 2008	ZL200480016915.6	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	IN	Issued	Apr 16, 2004	2062/KOLNP/2005	Mar 16, 2010	239300	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	JP	Issued	Apr 16, 2004	2006-504113	Jan 22, 2010	4441620	WPI

22

Internal Combustion Engine With Injection of Gaseous Fuel	RU	Issued	Apr 16, 2004	2005135152	Dec 27, 2008	2342543	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	CA	Issued	Nov 10, 2005	2,523,732	Sep 18, 2007	2,523,732	WPI

Direct Injection Internal Combustion Engine And Method of Making And Operating Same	CA	Issued	Nov 18, 2005	2,524,146	May 13, 2008	2,524,146	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	602004002108.3	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	FR	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1,616,088	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	IT	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1616088	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	GB	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1,616,088	WPI

Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	AU	Issued	Jun 30, 2004	2004252194	Mar 11, 2010	2004252194	WPI

Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	CN	Issued	Jun 30, 2004	200480018407.1	Apr 15, 2009	ZL200480018407.1	WPI

Apparatus And Method For Pumping A Fluid From A Storage Vessel And Detecting When The Storage Vessel Is Empty	CA	Issued	Dec 20, 2005	2,527,122	May 1, 2007	2,527,122	WPI

System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	US	Issued	Nov 18, 2005	11/283,156	Apr 3, 2007	7,200,487	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	CA	Issued	Dec 23, 2005	2,527,563	Jul 3, 2007	2,527,563	WPI

Valve Device and Method for Injecting a Gaseous Fuel	JP	Issued	Jun 7, 2004	2006-515839	Jan 20, 2012	4904586	WPI

23

Valve Device And Method For Injecting A Gaseous Fuel	CN	Issued	Jun 7, 2004	200480022654.9	Jul 1, 2009	ZL200480022654.9	WPI

A Fuel Injection System and Method of Operation for a Gaseous Fuelled Engine with Liquid Pilot Fuel Ignition	US	Issued	Mar 24, 2006	11/277,407	Mar 18, 2008	7,343,895	WPI

Valve Device And Method For Injecting A Gaseous Fuel	DE	Issued	Jun 7, 2004	04739663.5	Oct 24, 2007	1642018	WPI

Valve Device And Method For Injecting A Gaseous Fuel	FR	Issued	Jun 7, 2004	04739663.5	Oct 24, 2007	1642018	WPI

Container For Holding A Cryogenic Fluid	US	Issued	Mar 21, 2006	11/277,071	Aug 17, 2010	7,775,391	WPI

Container For Holding A Cryogenic Fluid	AU	Issued	Sep 15, 2004	2004274527	Mar 18, 2010	2004274527	WPI

Container For Holding A Cryogenic Fluid	CN	Issued	Sep 15, 2004	2004800272994.4	Jan 7, 2009	ZL200480027299.4	WPI

Container For Holding A Cryogenic Fluid	AU	Issued	Sep 23, 2004	2004274539	Mar 18, 2010	2004274539	WPI

Container For Holding A Cryogenic Fluid	CN	Issued	Sep 23, 2004	200480027211.9	Apr 22, 2009	ZL200480027211.9	WPI

Container For Holding A Cryogenic Fluid	IN	Issued	Sep 23, 2004	967/KOLNP/2006	Apr 23, 2009	233962	WPI

Container For Holding A Cryogenic Fluid	GB	Issued	Sep 23, 2004	0607806.7	Feb 27, 2008	2424443	WPI

Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	CA	Issued	Jan 31, 2006	2,532,775	Apr 15, 2008	2,532,775	WPI

Method And Apparatus For Operating A Methane-Fuelled Engine And Treating Exhaust Gas With A Methane Oxidation Catalyst	CA	Issued	Feb 3, 2006	2,534,031	Jun 10, 2008	2,534,031	WPI

A High Pressure Gaseous Fuel Supply System for an Internal Combustion Engine and a Method of Sealing Connections Between Components to Prevent Leakage of a High Pressure Gaseous Fuel	US	Issued	Mar 20, 2006	11/277,013	Dec 18, 2007	7,308,889	WPI

24

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	AU	Issued	Sep 23, 2004	2004274541	Nov 17, 2011	2004274541	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CN	Issued	Sep 23, 2004	200480031142.9	Dec 30, 2009	ZL200480031142.9	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	EP	Pending	Sep 23, 2004	04786655.3			WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	IN	Issued	Sep 23, 2004	968/KOLNP/2006	Feb 28, 2011	246447	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	US	Issued	Sep 23, 2004	10/573,393	Jun 24, 2008	7,392,129	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	US	Issued	Sep 30, 2004	11/277,776	Jan 16, 2007	7,162,995	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	AU	Issued	Sep 30, 2004	2004276395	May 12, 2011	2004276395	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	CN	Issued	Sep 30, 2004	200480031162.6	May 12, 2010	ZL200480031162.6	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	DE	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	602004032167.2	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	FR	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	IT	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	WPI

25

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	GB	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	IN	Issued	Sep 30, 2004	976/KOLNP/2006	Aug 3, 2010	241968	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	AU	Issued	Sep 30, 2004	2004276396	Jan 20, 2011	2004276396	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Sep 30, 2004	200480031144.8	May 22, 2009	ZL200480031144.8	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Sep 30, 2004	04786686.8			WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	US	Issued	Sep 30, 2004	11/397,250	Feb 5, 2008	7,325,529	WPI

Method And Apparatus For Controlling An Internal Combustion Engine Using Combustion Chamber Pressure Sensing	GB	Issued	Sep 23, 2004	0607808.3	Aug 22, 2007	2422914	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	AU	Issued	Oct 6, 2004	2004277515	Mar 3, 2011	2004277515	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	CA	Issued	Oct 6, 2004	2,539,905	Dec 21, 2010	2,539,905	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Oct 6, 2004	04789710.3			WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	CA	Issued	Mar 10, 2006	2,538,980	Sep 23, 2008	2,538,980	WPI

Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	CA	Issued	Mar 22, 2006	2,539,232	Jan 8, 2008	2,539,232	WPI

26

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	US	Issued	May 8, 2006	11/382,208	Oct 16, 2007	7,281,515	WPI

Apparatus And Method For Holding A Cryogenic Fluid And Removing Same Therefrom With Reduced Heat Leak	US	Issued	Dec 20, 2004	11/426,308	Apr 15, 2008	7,356,996	WPI

Valve With A Pressurized Hydraulic Transmission Device And A Method Of Operating Same	CA	Issued	Jun 13, 2005	2,562,025	Aug 12, 2008	2,562,025	WPI

Valve With a Pressurized Hydraulic Transmission Device and a Method of Operating Same	CN	Issued	Jun 13, 2005	200580019508.5	Sep 29, 2010	ZL200580019508.5	WPI

Fuel Injection Valve	CN	Issued	Jul 8, 2005	200580023093.9	Sep 28, 2011	ZL200580023093.9	WPI

Fuel Injection Valve	JP	Issued	Jul 8, 2005	2007-519584	Aug 20, 2010	4571669	WPI

Fuel Injection Valve	US	Issued	Jul 8, 2005	11/621,324	May 5, 2009	7,527,041	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	AU	Issued	Aug 5, 2005	2005276896	May 28, 2009	2005276896	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	CN	Issued	Aug 5, 2005	200580028809.4	Dec 2, 2009	ZL200580028809.4	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	DE	Issued	Aug 5, 2005	05772283.7	Jun 4, 2014	602005043814.9	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	GB	Issued	Aug 5, 2005	05772283.7	Jun 4, 2014	1800013	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	US	Issued	Aug 5, 2005	11/679,174	Jun 22, 2010	7,739,941	WPI

Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	AU	Issued	Jan 30, 2007	2007200381	Jan 8, 2009	2007200381	WPI

Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	US	Issued	Jan 30, 2007	11/669,155	May 20, 2008	7,373,931	WPI

27

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	US	Issued	Mar 2, 2007	11/681,755	Jan 31, 2012	8,104,296	WPI

Method of Mounting An Accelerometer On An Internal Combustion Engine And Increasing Signal-To-Noise Ratio	US	Issued	Apr 2, 2007	11/695,474	Oct 28, 2008	7,444,231	WPI

Method of Injecting a Gaseous Fuel Into an Internal Combustion Engine	CN	Issued	Oct 25, 2005	200580045427.2	Mar 9, 2011	ZL200580045427.2	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	DE	Issued	Oct 25, 2005	05810148.6	Jan 9, 2013	602005027863.4	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	IN	Issued	Oct 25, 2005	1658/KOLNP/2007	Jul 16, 2014	261835	WPI

System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	AU	Issued	Nov 18, 2005	2005306541	Apr 30, 2009	2005306541	WPI

System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	CN	Issued	Nov 18, 2005	200580039312.2	Jun 23, 2010	ZL200580039312.2	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	AU	Issued	May 18, 2006	2006246954	Mar 22, 2012	2006246954	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	CN	Issued	May 18, 2006	200680013866.X	Jan 12, 2011	ZL200680013866.X	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	DE	Pending	May 18, 2006	11 2006 001 271.1			WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	US	Issued	May 18, 2006	11/941,887	Dec 9, 2008	7,463,967	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	CA	Issued	Sep 20, 2007	2,600,323	Dec 29, 2009	2,600,323	WPI

28

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	US	Issued	Jun 1, 2006	11/949,450	Jun 16, 2009	7,546,744	WPI

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	CN	Issued	Jun 1, 2006	200680019743.7	Sep 23, 2009	ZL200680019743.7	WPI

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	AU	Issued	Jun 1, 2006	2006254686	Jun 2, 2011	2006254686	WPI

Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	CA	Issued	Nov 27, 2007	2,609,718	Mar 23, 2010	2,609,718	WPI

Method and Apparatus For Using An Accelerometer Signal to Detect Misfiring In An Internal Combustion Engine	CA	Issued	Nov 29, 2007	2,610,388	Sep 15, 2009	2,610,388	WPI

High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	US	Issued	Aug 3, 2006	12/024,965	May 8, 2012	8,172,557	WPI

High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	DE	Issued	Aug 3, 2006	06775061.2	Mar 9, 2011	602006020587.2	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	AU	Issued	Nov 8, 2006	2006324322	Dec 15, 2011	2006324322	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	CN	Issued	Nov 8, 2006	200680042154.0	Feb 2, 2011	ZL200680042154.0	WPI

Apparatus And Method For Pumping A Fluid From A Storage Vessel And Detecting When The Storage Vessel Is Empty	AU	Issued	Nov 29, 2006	2006326808	May 24, 2012	2006326808	WPI

Apparatus And Method For Pumping A Fluid From A Storage Vessel And Detecting When The Storage Vessel Is Empty	US	Issued	Nov 29, 2006	12/143,023	Dec 29, 2009	7,637,113	WPI

Direct Injection Internal Combustion Engine And Method of Making And Operating Same	IN	Issued	Nov 9, 2006	1713/KOLNP/2008	Apr 23, 2015	266293	WPI

29

Direct Injection Internal Combustion Engine And Method of Making And Operating Same	CN	Issued	Nov 9, 2006	200680043154.2	Feb 8, 2012	ZL200680043154.2	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	DE	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	FR	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	GB	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	US	Issued	Nov 29, 2006	12/143,026	Mar 29, 2011	7,913,496	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	AU	Issued	Nov 29, 2006	2006326809	Jan 19, 2012	2006326809	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	CN	Issued	Nov 29, 2006	200680048989.7	Sep 14, 2011	ZL200680048989.7	WPI

Frame for Supporting a Tank on a Vehicle Chassis	CA	Issued	Mar 7, 2008	2,621,737	May 11, 2010	2,621,737	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	US	Issued	Jun 10, 2008	12/136,740	Jun 2, 2009	7,542,842	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	CA	Issued	Apr 28, 2008	2,629,960	Dec 8, 2009	2,629,960	WPI

Fuel Injection Control Method For A Direct Injection Gaseous-Fuelled Internal Combustion Engine	CA	Issued	Apr 30, 2008	2,626,995	Dec 1, 2009	2,626,995	WPI

Dual Fuel Connector	CA	Issued	Jun 19, 2008	2,635,410	Aug 17, 2010	2,635,410	WPI

30

Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	IN	Pending	Mar 13, 2007	1999/MUMNP/2008			WPI

Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	US	Issued	Mar 13, 2007	12/234,177	Dec 14, 2010	7,850,034	WPI

Method And Apparatus For Operating A Methane-Fuelled Engine And Treating Exhaust Gas With A Methane Oxidation Catalyst	CN	Issued	Feb 1, 2007	200780004413.5	Nov 6, 2013	ZL200780004413.5	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	CA	Issued	Jun 27, 2008	2,633,846	Dec 29, 2009	2,633,846	WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	US	Issued	Mar 9, 2007	12/208,020	Dec 1, 2009	7,627,416	WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	AU	Issued	Mar 9, 2007	2007224970	Mar 1, 2012	2007224970	WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	CN	Issued	Mar 9, 2007	200780008596.8	Dec 15, 2010	ZL200780008596.8	WPI

Method of Injecting a Gaseous Fuel Into an Internal Combustion Engine	CN	Issued	Apr 26, 2007	200780016976.6	May 18, 2011	200780016976.6	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	EP	Pending	Apr 26, 2007	07719647.5			WPI

Pressure Control System and Method	CA	Issued	Feb 26, 2009	2,653,643	Aug 31, 2010	2,653,643	WPI

Frame for Supporting a Tank on a Vehicle Chassis	AU	Issued	Feb 27, 2009	2009100188	Mar 13, 2009	2009100188	WPI

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	AU	Issued	Feb 28, 2008	2008222554	Jul 3, 2014	2008222554	WPI

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	CN	Issued	Feb 28, 2008	200880006722.0	Jun 1, 2011	ZL200880006722.0	WPI

31

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	EP	Pending	Feb 28, 2008	08714727.8			WPI

Method and System for Controlling Fluid Flow From a Storage Tank Through a Supply Line to an End User	AU	Issued	Jun 30, 2009	2009100629	Jul 30, 2009	2009100629	WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	CA	Issued	Jul 31, 2009	2,673,216	May 3, 2011	2,673,216	WPI

Method of Mounting An Accelerometer On An Internal Combustion Engine And Increasing Signal-To-Noise Ratio	CN	Issued	Mar 20, 2008	200880018564.0	Sep 5, 2012	ZL200880018564.0	WPI

Method of Mounting An Accelerometer On An Internal Combustion Engine And Increasing Signal-To-Noise Ratio	EP	Pending	Mar 20, 2008	08733659.0			WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CN	Issued	Sep 23, 2004	200910207993.9	Feb 27, 2013	ZL200910207993.9	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	CN	Issued	Sep 19, 2008	200880116599.8	Jan 9, 2013	ZL200880116599.8	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	EP	Pending	Sep 19, 2008	08800360.3			WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	JP	Issued	Sep 19, 2008	2010-525174	Oct 4, 2013	5377496	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	US	Issued	Sep 19, 2008	12/727,785	Apr 9, 2013	8,413,638	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	IN	Pending	Apr 16, 2010	1338/KOLNP/2010			WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	CN	Issued	Oct 3, 2008	200880117875.2	Sep 3, 2014	ZL200880117875.2	WPI

32

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	DE	Issued	Oct 3, 2008	088349899	Dec 5, 2012	602008020663.7	WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	FR	Issued	Oct 3, 2008	088349899	Dec 5, 2012	2207969	WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	US	Issued	Oct 3, 2008	12/753,822	Aug 14, 2012	8,240,241	WPI

Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	EP	Pending	Nov 20, 2008	08854553.8			WPI

Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	US	Issued	Nov 20, 2008	12/788,273	Dec 13, 2011	8,078,389	WPI

Method and Apparatus For Using An Accelerometer Signal to Detect Misfiring In An Internal Combustion Engine	EP	Pending	Nov 27, 2008	08855343.3			WPI

Method and Apparatus For Using An Accelerometer Signal to Detect Misfiring In An Internal Combustion Engine	US	Issued	Nov 27, 2008	12/788,276	Jan 31, 2012	8,108,131	WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	CA	Issued	May 7, 2010	2,702,246	Jan 17, 2012	2,702,246	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	AU	Issued	Apr 27, 2009	2009242917	Dec 12, 2013	2009242917	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	CN	Issued	Apr 27, 2009	200980113815.8	Apr 8, 2015	ZL200980113815.8	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	EP	Pending	Apr 27, 2009	09737579.4			WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	IN	Pending	Apr 27, 2009	8005/DELNP/2010			WPI

33

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	US	Pending	Apr 27, 2009	12/906,995			WPI

Fuel Injection Control Method For A Direct Injection Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Apr 28, 2009	09737592.7			WPI

Fuel Injection Control Method For A Direct Injection Gaseous-Fuelled Internal Combustion Engine	US	Issued	Apr 28, 2009	12/906,996	Oct 4, 2011	8,028,676	WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	US	Issued	Aug 19, 2010	12/859,673	Jan 10, 2012	8,095,294	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	CA	Issued	Oct 1, 2010	2,716,283	Jul 30, 2013	2,716,283	WPI

Dual Fuel Connector	CN	Pending	Apr 30, 2009	200980126027.2			WPI

Dual Fuel Connector	EP	Issued	Apr 30, 2009	09765287.9	Feb 11, 2015	2304217	WPI

Dual Fuel Connector	DE	Issued	Apr 30, 2009	09765287.9	Feb 11, 2015	2304217	WPI

Dual Fuel Connector	IN	Pending	Apr 30, 2009	8908/DELNP/2010			WPI

Dual Fuel Connector	US	Issued	Apr 30, 2009	12/971,703	Sep 25, 2012	8,272,368	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	CN	Issued	Apr 30, 2009	200980129508.9	Oct 9, 2013	ZL200980129508.9	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	EP	Issued	Apr 30, 2009	09768654.7	Feb 11, 2015	2304218	WPI

34

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	DE	Issued	Apr 30, 2009	09768654.7	Feb 11, 2015	2304218	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	IN	Pending	Apr 30, 2009	9254/DELNP/2010			WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	US	Issued	Apr 30, 2009	12/971,730	May 5, 2015	9,022,303	WPI

Dual Fuel Injection Valve	CA	Issued	Jun 14, 2011	2,743,043	Sep 18, 2012	2,743,043	WPI

Pressure Control System and Method	US	Issued	Feb 16, 2010	13/218,025	Apr 15, 2014	8,695,357	WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	CA	Pending	Sep 27, 2011	2,753,588			WPI

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	CA	Issued	Sep 30, 2011	2,754,137	Nov 20, 2012	2,754,137	WPI

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	CA	Issued	Oct 5, 2011	2,754,183	Jan 8, 2013	2,754,183	WPI

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	US	Issued	Dec 21, 2011	13/332,642	Feb 18, 2014	8,650,887	WPI

Method and Apparatus for Pumping Fuel to a Fuel Injection System	CA	Issued	Nov 16, 2011	2,758,246	Feb 12, 2013	2,758,246	WPI

Apparatus and Method for a Portable Fuel Supply for a Vehicle	CA	Pending	Nov 24, 2011	2,759,349			WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	CA	Pending	Dec 22, 2011	2,762,697			WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	AU	Issued	Jul 27, 2010	2010278627	Oct 23, 2014	2010278627	WPI

35

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	CN	Issued	Jul 27, 2010	201080041369.7	Mar 11, 2015	ZL201080041369.7	WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	EP	Pending	Jul 27, 2010	10803765.6			WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	IN	Pending	Jul 27, 2010	1579/DELNP/2012			WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	US	Issued	Jul 27, 2010	13/360,519	Mar 12, 2013	8,396,649	WPI

System and Method for Regenerating an Engine Exhaust After-Treatment Device	US	Issued	Jan 21, 2011	13/011,372	Jan 21, 2014	8,631,647	WPI

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	CA	Issued	Feb 7, 2012	2,767,247	Mar 25, 2014	2,767,247	WPI

Compact Fuel Processor	US	Issued	Apr 30, 2008	12/112,784	Jun 10, 2014	8,747,496	WPI

Compact Fuel Processor	CA	Issued	May 1, 2008	2,701,770	Jun 25, 2013	2,701,770	WPI

Compact Fuel Processor	CN	Issued	May 1, 2008	200880014450.9	Sep 4, 2013	ZL200880014450.9	WPI

Compact Fuel Processor	DE	Pending	May 1, 2008	112008001062.5			WPI

Compact Fuel Processor	IN	Pending	May 1, 2008	7214/DELNP/2009			WPI

Control System and Method for a Fuel Processor	US	Issued	Apr 30, 2008	12/112,769	Jan 6, 2015	8,926,720	WPI

Method of Operating a Syngas Generator	US	Issued	Feb 19, 2008	12/033,610	Feb 7, 2012	8,109,078	WPI

Integrated Fuel Cell and Additive Gas Supply System for a Power Generation System Including a Combustion Engine	GB	Issued	Apr 29, 2005	0623999.0	Nov 14, 2007	2429000	WPI

36

Method of Operating a Syngas Generator	CA	Issued	Feb 19, 2008	2,678,213	Sep 21, 2010	2,678,213	WPI

Method of Operating a Syngas Generator	EP	Pending	Feb 19, 2008	08714647.8			WPI

Actively Cooled Fuel Processor	US	Issued	Mar 18, 2009	12/406,648	Jul 30, 2013	8,496,717	WPI

Method of Operating a Fuel Processor Intermittently	US	Allowed	Feb 19, 2010	13/214,046			WPI

Compact Fuel Processor	US	Issued	Feb 19, 2010	13/214,071	Dec 25, 2012	8,337,573	WPI

Method of Operating a Fuel Processor	US	Issued	Feb 19, 2010	13/214,078	May 19, 2015	9,032,708	WPI

Method for Regenerating a Diesel Particulate Filter	US	Allowed	Jul 14, 2009	12/503,026			WPI

Fuel Processor with Improved Carbon Management Control	US	Issued	Oct 16, 2009	13/088,963	Aug 5, 2014	8,793,981	WPI

Integrated System for Reducing Fuel Consumption and Emissions in an Internal Combustion Engine	DE	Issued	Jul 29, 2005	112005001835.0	Mar 14, 2013	11 2005 001 835	WPI

Fuel Processor with Improved Carbon Management Control	GB	Issued	Oct 16, 2009	1106510.9	Oct 10, 2012	2476436	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	CA	Issued	Apr 5, 2012	2,773,651	Apr 9, 2013	2,773,651	WPI

Cryogenic Pumps	DE	Issued	Jun 29, 2011	11352007.6	Jan 8, 2014	602011004577.6	WPI

Cryogenic Pumps	GB	Issued	Jun 29, 2011	11352007.6	Jan 8, 2014	2541061	WPI

Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	CA	Pending	Jun 5, 2012	2,779,150			WPI

Engine System with Exhaust-Cooled Fuel Processor	EP	Pending	Dec 24, 2010	10840265.2			WPI

37

Fuel Injection Valve and Method of Actuating	CA	Issued	Jun 21, 2012	2,780,864	Sep 24, 2013	2,780,864	WPI

Gas Injector	AU	Issued	Sep 23, 2005	2005287878	Dec 13, 2012	2005287878	WPI

Gas Injector	CN	Issued	Sep 23, 2005	200580032137.4	Dec 2, 2009	ZL200580032137.4	WPI

Gas Injector	EP	Pending	Sep 23, 2005	05784538.0			WPI

Gas Injector	IN	Pending	Sep 23, 2005	2985/DELNP/2007			WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	US	Issued	Jul 31, 2012	13/563,552	May 20, 2014	8,726,785	WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	AU	Issued	Apr 15, 2011	2011242362	May 7, 2015	2011242362	WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	CN	Pending	Apr 15, 2011	201180020063.8			WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	EP	Pending	Apr 15, 2011	11771437.8			WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	US	Pending	Apr 15, 2011	13/633,070			WPI

Multifunctional Spacer	CN	Issued	Oct 16, 2012	201220529791.3	Jul 17, 2013	ZL201220529791.3	WPI

Supplying Gaseous Fuel From a Liquid State to an Engine	CA	Issued	Oct 4, 2012	2,791,315	Jun 11, 2013	2,791,315	WPI

Method and System for Detecting and Diagnosing a Gaseous Fuel Leak in a Dual Fuel Internal Combustion Engine System	CA	Issued	Oct 31, 2012	2,794,117	Nov 12, 2013	2,794,117	WPI

38

Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	CA	Issued	Dec 17, 2012	2,798,864	Apr 8, 2014	2,798,864	WPI

Fuel Injector Calibration and Trimming	CA	Issued	Nov 21, 2012	2,796,614	Jan 6, 2015	2,796,614	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CA	Issued	Nov 23, 2012	2,796,794	Jun 16, 2015	2,796,794	WPI

Skip-Fire Fuel Injection System and Method	CA	Issued	Dec 14, 2012	2,798,599	Nov 12, 2013	2,798,599	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	CA	Issued	Dec 17, 2012	2,798,870	Jul 22, 2014	2,798,870	WPI

Mid-Cycle Fuel Injection Strategies	CA	Issued	Dec 20, 2012	2,799,952	Apr 29, 2014	2,799,952	WPI

Method and System for Controlling Fluid Flow From a Storage Tank Through a Supply Line to an End User	US	Pending	Dec 28, 2012	13/729,466			WPI

Fuel Processor with Mounting Manifold	EP	Pending	Jul 25, 2011	11811684.7			WPI

Fuel Processor with Mounting Manifold	US	Pending	Jul 25, 2011	13/749,658			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	AU	Issued	Aug 12, 2011	2011291406	Dec 11, 2014	2011291406	WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	CA	Pending	Aug 12, 2011	2,807,879			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	CN	Pending	Aug 12, 2011	201180049257.0			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	EP	Pending	Aug 12, 2011	11817623.9			WPI

39

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	IN	Pending	Aug 12, 2011	2122/CHENP/2013			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	US	Issued	Aug 12, 2011	13/769,186	Oct 15, 2013	8,555,852	WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	CA	Pending	Aug 16, 2011	2,808,542			WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	CN	Pending	Aug 16, 2011	201180050373.4			WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Aug 16, 2011	11817627.0			WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	JP	Pending	Aug 16, 2011	2013-524320			WPI

Fuel Tank Cover	US	Issued	Feb 13, 2013	29/445,533	Nov 18, 2014	D717,721	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	AU	Issued	Aug 25, 2011	2011308044	Apr 30, 2015	2011308044	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	CN	Issued	Aug 25, 2011	201180047826.8	Jun 10, 2015	ZL201180047826.8	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	EP	Pending	Aug 25, 2011	11827862.1			WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	IN	Pending	Aug 25, 2011	2913/CHENP/2013			WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	US	Issued	Aug 25, 2011	13/853,761	Jul 1, 2014	8,763,565	WPI

Fuel System Diagnostics	CA	Issued	Mar 12, 2013	2,809,291	Nov 25, 2014	2,809,291	WPI

Fuel Injector Temperature Mitigation	CA	Issued	Mar 12, 2013	2,809,298	May 13, 2014	2,809,298	WPI

40

Temperature Control of a Fluid Discharged From a Heat Exchanger	CA	Issued	Mar 15, 2013	2,809,495	Jun 3, 2014	2,809,495	WPI

Apparatus for Controlling the Lift of a Valve Member	CA	Issued	Mar 15, 2013	2,809,249	Mar 11, 2014	2,809,249	WPI

Tank Support Apparatus and Method	CA	Issued	Mar 15, 2013	2,809,250	Oct 21, 2014	2,809,250	WPI

Check Valve With Improved Response Time	CA	Issued	Mar 15, 2013	2,809,504	Jul 22, 2014	2,809,504	WPI

Preventing Fuel Regulation Failure	CA	Issued	Mar 15, 2013	2,809,539	May 13, 2014	2,809,539	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	US	Pending	Apr 3, 2013	13/856,350			WPI

Dual Fuel Engine System	AU	Pending	Oct 27, 2011	2011321007			WPI

Dual Fuel Engine System	CA	Pending	Oct 27, 2011	2,816,214			WPI

Dual Fuel Engine System	CN	Pending	Oct 27, 2011	201180059645.7			WPI

Dual Fuel Engine System	EP	Pending	Oct 27, 2011	11836730.9			WPI

Dual Fuel Engine System	IN	Pending	Oct 27, 2011	4111/CHENP/2013			WPI

Dual Fuel Engine System	US	Issued	Oct 27, 2011	13/872,136	Mar 18, 2014	8,671,911	WPI

Multi-Piece Vehicle Tank Enclosure	US	Issued	May 17, 2013	13/897,021	Apr 21, 2015	9,010,832	WPI

Multi-Piece Vehicle Tank Enclosure	TH	Pending	May 16, 2013	1301002584			WPI

Engine Control Apparatus	CA	Issued	Jun 27, 2013	2,819,721	Jul 8, 2014	2,819,721	WPI

Heat Exchanger	CN	Pending	Jul 11, 2013	201310290455.7			WPI

41

Cryogenic Pump Flange	CN	Pending	Jul 12, 2013	201310293540.9			WPI

Low Pressure Cryogenic Pump Assembly	CN	Pending	Jul 11, 2013	201310290493.2			WPI

Reciprocating Piston Pump with an Improved Intake Valve Arrangement	CN	Pending	Jul 11, 2013	201310290511.7			WPI

Heat Exchanger	CN	Issued	Jul 11, 2013	201320412819.X	Jan 8, 2014	201320412819.X	WPI

Cryogenic Pump Flange	CN	Issued	Jul 12, 2013	201320417025.2	Jun 18, 2014	ZL201320417025.2	WPI

Low Pressure Cryogenic Pump Assembly	CN	Issued	Jul 11, 2013	201320412997.2	Apr 16, 2014	ZL201320412997.2	WPI

Reciprocating Piston Pump with an Improved Intake Valve Arrangement	CN	Issued	Jul 11, 2013	201320411772.5	Jan 15, 2014	ZL201320411772.5	WPI

Split Fuel Rail Assembly for an Internal Combustion Engine	CA	Issued	Jun 27, 2013	2,819,718	Oct 14, 2014	2,819,718	WPI

Module for Controlling Fuel Pressure in an Internal Combustion Engine	CA	Issued	Jun 28, 2013	2,820,013	Dec 2, 2014	2,820,013	WPI

Apparatus and Method of Improving Volumetric Efficiency of an Internal Combustion Engine	CA	Issued	Jul 5, 2013	2,819,966	Jul 8, 2014	2,819,966	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	US	Pending	Aug 27, 2013	14/011,480			WPI

Combustion System for Gaseous Fuelled Internal Combustion Engine	CA	Pending	Sep 6, 2013	2,826,435			WPI

Engine Intake Manifold Modified to Add a Port Fuel Injection System and Method of Modifying	US	Pending	Sep 25, 2013	61/882,563			WPI

Apparatus and Method for Operating a Plurality of Hydraulic Pumps	CA	Issued	Oct 31, 2013	2,831,759	Jan 20, 2015	2,831,759	WPI

42

System and Method for Delivering a Fluid Stored in a Liquefied Form to an End User in Gaseous Form	CA	Issued	Oct 31, 2013	2,831,762	Jan 20, 2015	2,831,762	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CA	Pending	Nov 21, 2013	2,833,619			WPI

Detecting End of Stroke in a Hydraulic Motor	CA	Pending	Nov 21, 2013	2,833,663			WPI

Sensor Probe (A Capacitance-Type Sensor Probe)	CA	Issued	Nov 28, 2013	2,835,473	Jan 20, 2015	2,835,473	WPI

Dual Fuel Injection Valve	CN	Pending	May 28, 2012	201280039447.9			WPI

Dual Fuel Injection Valve	EP	Pending	May 28, 2012	12800364.7			WPI

Dual Fuel Injection Valve	IN	Pending	May 28, 2012	303/CHENP/2014			WPI

Dual Fuel Injection Valve	US	Issued	May 28, 2012	14/106,713	Aug 12, 2014	8,800,529	WPI

Cryogenic Pumps	US	Pending	Jun 22, 2012	14/142,800			WPI

Method and Apparatus for Fuel Injection and Dynamic Combustion Control	CA	Issued	Dec 23, 2013	2,838,120	Jun 23, 2015	2,838,120	WPI

Managing a Supply of Gaseous Fuel on a Tender Car	CA	Pending	Dec 24, 2013	2,838,145			WPI

Variable Gas Pressure Regulator	CN	Allowed	Aug 28, 2012	201280041641.0			WPI

Variable Gas Pressure Regulator	EP	Pending	Aug 28, 2012	12827189.7			WPI

Variable Gas Pressure Regulator	IN	Pending	Aug 28, 2012	2341/CHENP/2014			WPI

43

Variable Gas Pressure Regulator	RU	Pending	Aug 28, 2012	2014110695			WPI

Variable Gas Pressure Regulator	US	Pending	Aug 28, 2012	14/192,690			WPI

Port Fuel Injection Apparatus	CA	Issued	Feb 3, 2014	2,841,653	Jun 23, 2015	2,841,653	WPI

Starting a Gaseous and Pilot Fuelled Engine	CA	Allowed	Feb 11, 2014	2,842,729			WPI

Gaseous Fuel Combustion Apparatus for an Internal Combustion Engine	CN	Pending	Mar 10, 2014	201410085812.0			WPI

Combustion Apparatus for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106418.6	Dec 31, 2014	ZL201420106418.6	WPI

Gaseous Fuel Flow Divider for Dividing a Gaseous Fuel Flow from a Fuel Injection Valve	CN	Issued	Mar 10, 2014	201420106420.3	Dec 31, 2014	ZL201420106420.3	WPI

Intake Manifold for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106295.6	Dec 31, 2014	ZL201420106295.6	WPI

Arrangement for an Intake Port and a Valve Seat for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106293.7	Dec 31, 2014	ZL201420106293.7	WPI

Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106419.0	Dec 31, 2014	ZL201420106419.0	WPI

Fuel Injector Temperature Mitigation	WO	Pending	Mar 6, 2014	PCT/CA2014/050185			WPI

Preventing Fuel Regulation Failure	WO	Pending	Mar 6, 2014	PCT/CA2014/050186			WPI

Multifunctional Spacer	CN	Pending	Oct 15, 2012	201280049109.3			WPI

Multifunctional Spacer	IN	Pending	Oct 15, 2012	2733/CHENP/2014			WPI

44

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	CN	Pending	Sep 20, 2012	201280048032.8			WPI

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	EP	Pending	Sep 20, 2012	12835781.1			WPI

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	US	Pending	Sep 20, 2012	14/229,879			WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	CN	Pending	Sep 11, 2012	201280047366.3			WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	EP	Pending	Sep 11, 2012	12837208.3			WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	US	Pending	Sep 11, 2012	14/226,650			WPI

Fuel System Diagnostics	WO	Pending	Mar 11, 2014	PCT/CA2014/050212			WPI

Temperature Control of a Fluid Discharged From a Heat Exchanger	WO	Pending	Mar 11, 2014	PCT/CA2014/050214			WPI

Apparatus for Controlling the Lift of a Valve Member	WO	Pending	Mar 11, 2014	PCT/CA2014/050213			WPI

Check Valve With Improved Response Time	WO	Pending	Mar 11, 2014	PCT/CA2014/050215			WPI

Tank Support Apparatus and Method	CN	Issued	Mar 17, 2014	201420120355.x	Aug 6, 2014	ZL201420120355.X	WPI

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	CN	Pending	Oct 2, 2012	201280049259.4			WPI

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	EP	Pending	Oct 2, 2012	12838463.3			WPI

45

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	US	Pending	Oct 2, 2012	14/229,996			WPI

Piston Seal	CA	Issued	Mar 18, 2014	2,847,376	Apr 28, 2015	2,847,376	WPI

Method and System for Operating Gaseous-Fuelled Direct Injection Internal Combustion Engine	CA	Issued	Mar 21, 2014	2,847,630	Mar 3, 2015	2,847,630	WPI

Piston Seal Assembly With Controlled Leakage	CA	Allowed	Mar 28, 2014	2,847,760			WPI

Multi-Fuel Injection System and Method	CA	Allowed	Apr 11, 2014	2,848,849			WPI

Fuel System for an Internal Combustion Engine	CA	Issued	Apr 17, 2014	2,849,623	Apr 7, 2015	2,849,623	WPI

Method and Apparatus for Pumping Fuel to a Fuel Injection System	US	Pending	Nov 14, 2012	14/271,646			WPI

Apparatus and Method for Fuelling a Flexible-Fuel Internal Combustion Engine	CN	Pending	Nov 20, 2012	201280067662.X			WPI

Apparatus and Method for Fuelling a Flexible-Fuel Internal Combustion Engine	EP	Pending	Nov 20, 2012	12852244.8			WPI

Apparatus and Method for Fuelling a Flexible-Fuel Internal Combustion Engine	US	Pending	Nov 20, 2012	14/272,469			WPI

Apparatus and Method for a Portable Fuel Supply for a Vehicle	CN	Pending	Nov 22, 2012	201280057175.5			WPI

Apparatus and Method for a Portable Fuel Supply for a Vehicle	US	Pending	Nov 22, 2012	14/272,472			WPI

Cryogenic Storage Vessel Support	CA	Pending	May 23, 2014	2,852,451			WPI

46

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	CN	Pending	Dec 21, 2012	201280064017.2	WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	IN	Pending	Dec 21, 2012	5653/CHENP/2014	WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	RU	Pending	Dec 21, 2012	2014128293	WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	US	Pending	Dec 21, 2012	14/311,321	WPI

Cryogenic Storage Vessel	CA	Allowed	Jun 3, 2014	2,853,324	WPI

Split Fuel Rail Assembly for an Internal Combustion Engine	WO	Pending	Jun 20, 2014	PCT/CA2014/050582	WPI

Module for Controlling Fuel Pressure in an Internal Combustion Engine	WO	Pending	Jun 20, 2014	PCT/CA2014/050583	WPI

Engine Control Apparatus	WO	Pending	Jun 20, 2014	PCT/CA2014/050581	WPI

Apparatus and Method of Improving Volumetric Efficiency of an Internal Combustion Engine	WO	Pending	Jun 30, 2014	PCT/CA2014/050625	WPI

Low Pressure Cryogenic Pump Assembly	WO	Pending	Jul 11, 2014	PCT/CN2014/082028	WPI

Cryogenic Pump Flange	WO	Pending	Jul 11, 2014	PCT/CN2014/082030	WPI

Gaseous Fuel Injector	CA	Pending	Jul 18, 2014	2,857,396	WPI

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	CN	Pending	Feb 5, 2013	201380016946.0	WPI

47

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	EP	Pending	Feb 5, 2013	13747072.0	WPI

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	US	Pending	Feb 5, 2013	14/452,728	WPI

Direct Exhaust Gas Recirculation System	WO	Pending	Aug 26, 2014	PCT/CA2014/050817	WPI

Gaseous Fluid Supply System With Sub-system for Isolating a Storage Vessel From an End User	CA	Allowed	Aug 22, 2014	2,860,682	WPI

Combustion System for Gaseous Fuelled Internal Combustion Engine	WO	Pending	Aug 27, 2014	PCT/CA2014/050819	WPI

Vaporizer System and Control Strategy	CA	Allowed	Sep 4, 2014	2,862,664	WPI

Piston Arrangement	US	Pending	Sep 8, 2014	62/047,635	WPI

Chamfered Piston	CA	Pending	Sep 10, 2014	2,863,036	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	CN	Pending	Apr 3, 2013	201380029587.2	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Apr 3, 2013	13772534.7	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	US	Pending	Apr 3, 2013	14/504,240	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	US	Pending	Apr 3, 2013	14/504,257	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Apr 3, 2013	14003627.8	WPI

48

Gaseous Fuel Pressure Regulation	IT	Pending	Nov 5, 2014	BS2014A000188	WPI

Guide for a Reciprocating Body With a Low Coefficient of Thermal Expansion	CA	Pending	Oct 10, 2014	2,867,445	WPI

Gaseous Fuel Pumping System	CA	Allowed	Oct 14, 2014	2,866,992	WPI

System and Method for Delivering a Fluid Stored in a Liquefied Form to an End User in Gaseous Form	WO	Pending	Oct 23, 2014	PCT/CA2014/051031	WPI

Apparatus and Method for Operating a Plurality of Hydraulic Pumps	WO	Pending	Oct 23, 2014	PCT/CA2014/051030	WPI

Mechanically Energized Seal for Sealing Between a Gaseous Fuel Body and a Combustion Engine Cylinder Head	CA	Pending	Oct 21, 2014	2,868,598	WPI

Pressure Regulator for Maintaining a Predetermined Pressure Bias Between Two Fluids	CA	Pending	Oct 21, 2014	2,868,590	WPI

Gaseous Fuel Vent Handling Apparatus and Method	CA	Allowed	Oct 23, 2014	2,868,338	WPI

Detecting End of Stroke in a Hydraulic Motor	WO	Pending	Nov 5, 2014	PCT/CA2014/051063	WPI

Sensor Probe (A Capacitance-Type Sensor Probe)	WO	Pending	Nov 14, 2014	PCT/CA2014/051092	WPI

Control System for a Flexible Fuel Internal Combustion Engine	WO	Pending	Nov 6, 2014	PCT/CA2014/051066	WPI

Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	IN	Pending	May 22, 2013	9133/CHENP/2014	WPI

Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	US	Pending	May 22, 2013	14/561,184	WPI

Combustion Chamber Geometry	US	Pending	Nov 6, 2014	62/076,423	WPI

49

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	WO	Pending	Nov 19, 2014	PCT/CA2014/051106	WPI

Fuel Injection Valve and Method of Actuating	EP	Pending	Jun 3, 2013	13806839.0	WPI

Fuel Injection Valve and Method of Actuating	US	Pending	Jun 3, 2013	14/578,000	WPI

Managing a Supply of Gaseous Fuel on a Tender Car	WO	Pending	Dec 17, 2014	PCT/CA2014/051233	WPI

Apparatus for Reducing Pressure Pulsations in a Gaseous-Fuelled Internal Combustion Engine	CA	Pending	Dec 11, 2014	2,874,627	WPI

Method and Apparatus for Fuel Injection and Dynamic Combustion Control	WO	Pending	Dec 16, 2014	PCT/CA2014/051219	WPI

Method and Apparatus for Controlling a Dual Fuel Engine Between Operating Modes	CA	Pending	Dec 16, 2014	2,875,107	WPI

Sealing Structure for Gaseous Fuel	CA	Allowed	Dec 18, 2014	2,875,512	WPI

Port Fuel Injection Apparatus	WO	Pending	Jan 29, 2015	PCT/CA2015/050067	WPI

Starting a Gaseous and Pilot Fuelled Engine	WO	Pending	Feb 10, 2015	PCT/CA2015/050097	WPI

Pump System for Delivering Liquefied Gas	US	Pending	Jan 14, 2015	62/103,469	WPI

Reducing Unburned Hydrocarbon Emissions in Gaseous Fuelled Lean-Burn Engines	CA	Pending	Feb 10, 2015	2,881,529	WPI

Gaseous Fuel Combustion Apparatus for an Internal Combustion Engine	WO	Pending	Feb 20, 2015	PCT/CA2015/050133	WPI

Piston Seal	WO	Pending	Mar 9, 2015	PCT/CA2015/050176	WPI

50

Cryogenic Pump Operation for Controlling Heat Exchanger Discharge Temperature	CA	Pending	Feb 19, 2015	2,882,584	WPI

Fuel Injector	CA	Pending	Feb 27, 2015	2,883,286	WPI

Method and System for Operating Gaseous-Fuelled Direct Injection Internal Combustion Engine	WO	Pending	Mar 19, 2015	PCT/CA2015/050204	WPI

Piston Seal Assembly With Controlled Leakage	WO	Pending	Mar 25, 2015	PCT/CA2015/050231	WPI

Supplying Gaseous Fuel From a Liquid State to an Engine	CN	Pending	Oct 2, 2013	201380052235.9	WPI

Supplying Gaseous Fuel From a Liquid State to an Engine	US	Pending	Oct 2, 2013	14/677,971	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	CN	Pending	Oct 8, 2013	20138005236	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	EP	Pending	Oct 8, 2013	13845933.4	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	IN	Pending	Oct 8, 2013	2350/CHENP/2015	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	US	Pending	Oct 8, 2013	14/678,694	WPI

Hydraulically Actuated Gaseous Fuel Injector	CA	Pending	Mar 13, 2015	2,884,945	WPI

Multi-Fuel Injection System and Method	WO	Pending	Apr 8, 2015	PCT/CA2015/050284	WPI

Cryogenic Tank Assembly with a Pump Drive Unit Disposed Within Fluid Storage Vessel	CA	Pending	Mar 27, 2015	2,886,538	WPI

Fuel System for an Internal Combustion Engine	WO	Pending	Apr 13, 2015	PCT/CA2015/050303	WPI

51

Operating a Gaseous Fuel Injector	CA	Pending	Apr 7, 2015	2,887,730	WPI

Ignition Apparatus and Method for a Premixed Charge in a Gaseous-Fuelled Engine	US	Pending	Apr 9, 2015	62/145,433	WPI

Detecting and Mitigating Abnormal Combustion Characteristics	CA	Pending	Apr 23, 2015	2,889,605	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CN	Pending	Nov 22, 2013	201380061316.5	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	EP	Pending	Nov 22, 2013	13857182.3	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	US	Pending	Nov 22, 2013	14/719,650	WPI

Cryogenic Storage Vessel Support	WO	Pending	May 13, 2015	PCT/CA2015/050433	WPI

Fuel Injector Calibration and Trimming	EP	Pending	Nov 20, 2013	13856942.1	WPI

Fuel Injector Calibration and Trimming	US	Pending	Nov 20, 2013	14/717,883	WPI

Intelligent Pressure Management System for Cryogenic Fueling Systems	US	Pending	Apr 30, 2015	62/155,438	WPI

Skip-Fire Fuel Injection System and Method	CN	Pending	Dec 12, 2013	201380071024.X	WPI

Skip-Fire Fuel Injection System and Method	EP	Pending	Dec 12, 2013	13862956.3	WPI

Skip-Fire Fuel Injection System and Method	KR	Pending	Dec 12, 2013	10-2015-7018812	WPI

Skip-Fire Fuel Injection System and Method	US	Pending	Dec 12, 2013	14/738,832	WPI

52

Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	EP	Pending	Nov 27, 2013	13865724.2	WPI

Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	US	Pending	Nov 27, 2013	14/738,834	WPI

Cryogenic Storage Vessel	WO	Pending	May 29, 2015	PCT/CA2015/050494	WPI

Air-Fuel Ratio Control in a Multi-Fuel Internal Combustion Engine	IN	Pending	Dec 17, 2013	3370/CHENP/2015	WPI

Air-Fuel Ratio Control in a Multi-Fuel Internal Combustion Engine	US	Pending	Dec 17, 2013	14/738,835	WPI

Multi-Fuel Engine Apparatus	US	Pending	Jun 3, 2015	62/170,483	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	CN	Pending	Dec 17, 2013		WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	EP	Pending	Dec 17, 2013	13864621.1	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	IN	Pending	Dec 17, 2013	4152/CHENP/2015	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	US	Pending	Dec 17, 2013	14/783,837	WPI

Mid-Cycle Fuel Injection Strategies	CN	Pending	Dec 12, 2013		WPI

Mid-Cycle Fuel Injection Strategies	EP	Pending	Dec 12, 2013	13865137.7	WPI

Mid-Cycle Fuel Injection Strategies	IN	Pending	Dec 12, 2013	3498/CHENP/2015	WPI

Mid-Cycle Fuel Injection Strategies	US	Pending	Dec 12, 2013	14/738,838	WPI

High Pressure Fluid Control System and Method of Controlling Pressure Bias in an End User Device	US	Pending	Jun 12, 2015	62/175,157	WPI

53

Fuel Injector Trimming in a Multi-Fuel Engine	CA	Pending	Jun 12, 2015	2,894,291			WPI

Multi-Vessel Fluid Storage and Delivery System	US	Pending	Jun 29, 2015	62/186,207			WPI

Gaseous Fuel Injector	WO	Pending	Jul 17, 2015	PCT/CA2015/050668			WPI

Multi-Fuel Rail Apparatus	US	Pending	Aug 4, 2015	62/201,074			WPI

Gaseous Fluid Supply System With Sub-system for Isolating a Storage Vessel From an End User	WO	Pending	Aug 21, 2015	PCT/CA2015/050806			WPI

Deposit Mitigation for Gaseous Fuel Injectors	US	Pending	Aug 27, 2015	62/210,921			WPI

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	US	Issued	Dec 26, 2000	09/748,547	Nov 4, 2003	6,640,773	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	CA	Issued	Feb 9, 2001	2,398,146	Sep 22, 2009	2,398,146	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	CN	Issued	Feb 9, 2001	01804794.7	Sep 3, 2008	ZL01804794.7	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	DE	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	60115926.8	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	FR	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	1320675	WPI	Cummins

54

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	GB	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	1320675	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	BR	Issued	Feb 9, 2001	PI0108255-8	Aug 11, 2009	PI0108255-8	WPI	Cummins

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	CA	Issued	Sep 30, 2003	2,442,336	Sep 19, 2006	2,442,336	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	CN	Issued	Sep 23, 2004	200480031143.3	May 26, 2010	ZL200480031143.3	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	DE	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	FI	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	FR	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	GB	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	US	Issued	Mar 28, 2006	11/277,714	Dec 4, 2007	7,302,918	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	CA	Issued	Mar 31, 2006	2,539,711	Jun 9, 2009	2,539,711	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	IN	Issued	Mar 13, 2007	5245/CHENP/2008	Jun 5, 2014	261125	WPI	UBC

55

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	CN	Issued	Mar 13, 2007	200780011798.8	Dec 18, 2013	ZL200780011798.8	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	KR	Issued	Mar 13, 2007	10-2008-7026703	Jan 8, 2014	10-1352131	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	EP	Issued	Mar 13, 2007	07710759.7	May 6, 2015	2002101	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	DE	Issued	Mar 13, 2007	077107597	May 6, 2015	2002101	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	GB	Issued	Mar 13, 2007	077107597	May 6, 2015	2002101	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	US	Issued	Mar 13, 2007	12/235,084	Jan 10, 2012	8,091,536	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	KR	Issued	Mar 13, 2007	10-2013-7021928	May 27, 2014	10-1402864	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	US	Issued	Jan 9, 2012	13/346,697	Jun 25, 2013	8,469,009	WPI	UBC

[Patent redacted due to risk of prejudice to operations]

[Patent redacted due to risk of prejudice to operations]

Fuel Injector	WO	Pending	May 21, 2014	PCT/CA2014/050468			WPI	Delphi

Fuel Injector	WO	Pending	May 21, 2014	PCT/CA2014/050469			WPI	Delphi

Fuel Injector	WO	Pending	May 21, 2014	PCT/CA2014/050470			WPI	Delphi

56

Fuel Injector	WO	Pending	Apr 29, 2014	PCT/EP2014/058650	WPI	Delphi

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	CN	Pending	Jun 13, 2013	201380031462.3	WPI	GM

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	EP	Pending	Jun 13, 2013	13804568.7	WPI	GM

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	IN	Pending	Jun 13, 2013	9394/CHENP/2014	WPI	GM

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	US	Pending	Jun 13, 2013	14/569,767	WPI	GM
[Patent redacted due to risk of prejudice to operations]
[Patent redacted due to risk of prejudice to operations]

Fuel System Protection in a Multi-Fuel Engine	CN	Pending	Oct 22, 2013	201380055312.6	WPI	GM

Fuel System Protection in a Multi-Fuel Engine	EP	Pending	Oct 22, 2013	13848907.5	WPI	GM

Fuel System Protection in a Multi-Fuel Engine	IN	Pending	Oct 22, 2013	2349/CHENP/2015	WPI	GM

Fuel System Protection in a Multi-Fuel Engine	US	Pending	Oct 22, 2013	14/690,411	WPI	GM

Trademarks

Mark/Title	Country	Filing Date	App. No.	Status	Reg. Date	Reg. No.	Class

DeNOxer (Word)	US	Jan 16, 2013	85/824,930	Registered	Jul 8, 2014	4,565,062	7, 37

57

E (Design)	IT	Feb 9, 2007	BS2007C000090	Registered	Nov 18, 2009	1227460	11, 12

E EMER	TR	Aug 11, 2014	2014/64881	Pending			7, 12

E EMER	DO	Aug 19, 2014	2014-23775	Pending			7, 13

E-Emer (New)	BD	Dec 23, 2008	120095	Pending			6

E-Emer (New)	AR	Jan 16, 2009	2888252	Registered	Oct 15, 2010	2400498	6

E-Emer (New)	BR	Dec 23, 2008	830032657	Registered	Aug 9, 2011	830032657	6

E-Emer (New)	NG	Jan 29, 2009	F/TM/2009/447	Registered	Oct 22, 2010	RTM81218	6

E-Emer (New)	PK	Dec 20, 2008	259615	Registered	Feb 23, 2012	259615	6

E-Emer (New)	IN	Dec 22, 2008	1766857	Registered	Dec 22, 2008	1766857	6, 7

E-Emer (New)	IT	Jun 26, 2008	BS2008C000382	Registered	Jan 19, 2009	1164552	6, 7

E-Emer (New)	BD	Dec 23, 2008	120096	Pending			7

E-Emer (New)	AR	Jan 16, 2009	2888253	Registered	Oct 15, 2010	2400499	7

E-Emer (New)	BR	Jan 5, 2009	830032665	Registered	Aug 9, 2011	830032665	7

E-Emer (New)	NG	Jan 29, 2009	F/TM/2009/448	Registered	Oct 22, 2010	RTM81218	7

E-Emer (New)	PK	Dec 20, 2008	259617	Registered	Oct 26, 2011	259617	7

58

E-Emer (New)	IB	Jan 19, 2009	2742D/2008	Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	CN	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7

E-Emer (New)	HR	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	CU	Jan 19, 2009		Registered	Jan 19, 2009	1005286	12

E-Emer (New)	EG	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	IR	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	MZ	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	RU	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	SD	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	CH	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	TR	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	UA	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (Old)	KR	Jun 14, 2003	26897/2003	Registered	Jan 21, 2005	0606575	12

E-Emer (Old)	PK	Dec 27, 2001	175450	Registered	Jan 11, 2007	175450	6

E-Emer (Old)	NG	Jan 15, 2002	TP62682	Registered	Mar 30, 2007	RTM70511	6

59

E-Emer (Old)	TH	Jul 16, 2003	524141	Registered	Apr 5, 2004	KOR194951	6

E-Emer (Old)	PH	Jul 17, 2003	4-2003-0006366	Registered	Sep 18, 2004	4-2003-0006366	6

E-Emer (Old)	TW	Jul 18, 2003	092044552	Registered	Apr 1, 2004	1103964	6

E-Emer Group (New)	EM	Dec 2, 2008	007435787	Registered	Jul 29, 2009	007435787	6, 7

E-Emer Group (New)	US	Jan 19, 2009	79/069,900	Registered	Jun 8, 2010	3799749	7, 12

GEMDI (Word)	IN	Jan 31, 2014	2670323	Pending			7, 12

HPDI	CN	Sep 6, 2012	11456983	Registered	Apr 7, 2014	11456983	12

HPDI	CN	Sep 6, 2012	11456975	Registered	Feb 14, 2014	11456975	7

INIEZIONE REG COMPONENTI	AR	Apr 27, 1993	1876949	Registered	May 3, 1996	1599007	12

JUNIPER (in Chinese Characters)	CN	Nov 29, 2010	8893260	Registered	Dec 14, 2011	8893260	12

JUNIPER (in Chinese Characters)	CN	Nov 29, 2010	8893261	Registered	Dec 14, 2011	8893261	7

JUNIPER (in Chinese Characters)	KR	Aug 19, 2010	2010-43041	Registered	Feb 29, 2012	907340	7, 12

JUNIPER (Word)	BR	Apr 20, 2010	830595619	Registered	Jul 29, 2014	830595619	12

JUNIPER (Word)	KR	Aug 19, 2010	2010-43040	Registered	Feb 29, 2012	907339	7, 12

JUNIPER (Word)	US	Apr 18, 2008	77/452,392	Registered	Sep 11, 2012	4206159	7, 9, 12, 42

60

JUNIPER (Word)	EM	Apr 14, 2010	009025727	Registered	Sep 28, 2010	009025727	7, 12, 35

JUNIPER (Word)	AU	Jul 10, 2010	1371348	Registered	Jul 10, 2010	1371348	7, 9, 12

JUNIPER ENGINES Inc. (Design)	CN	Nov 29, 2010	8893263	Registered	Dec 14, 2011	8893263	7

JUNIPER ENGINES Inc. (Design)	AU	Jul 10, 2010	1371349	Registered	Jul 10, 2010	1371349	7, 9, 12

JUNIPER ENGINES Inc. (Design)	EM	Apr 14, 2010	009025751	Registered	Sep 28, 2010	009025751	7, 12, 35

KEY-READY (Word)	US	Dec 29, 2011	85/505,491	Registered	Oct 29, 2013	4,426,070	35, 37, 39, 42

NxtGen (Design)	CA	Mar 24, 2006	1,295,203	Registered	Jul 24, 2008	TMA719245	7, 42

NxtGen (Design)	US	Sep 22, 2006	77/005,585	Registered	Apr 28, 2009	3,610,798	7, 42

NxtGen (Design)	JP	Oct 31, 2008	2008-088768	Registered	Mar 19, 2009	5,216,218	7

NxtGen (Word)	CA	Mar 24, 2006	1,295,202	Registered	Jul 22, 2008	TMA718930	7, 42

NxtGen (Word)	US	Jun 18, 2009	77/763,367	Registered	Jan 19, 2010	3,739,809	7, 42

NxtGen (Word)	JP	Oct 31, 2008	2008-088767	Registered	Mar 19, 2009	5,216,217	7

O.M.V.L.	AR	Feb 12, 2004	2494800	Registered	Jun 24, 2004	1983995	12

OMVL	DO	Jul 10, 2014	2014-19781	Pending			7, 11

61

OMVL	BR	Jun 8, 1994	817887695	Registered	Apr 30, 1996	817887695	7

OMVL	CL	Jan 26, 1996	332867	Registered	Jan 8, 2007	797685	12

OMVL	BR	Aug 17, 2001	823790649	Registered	Apr 15, 2014	823790649	7

OMVL	US	Aug 8, 2003	78/285,066	Registered	Apr 4, 2006	3075518	7, 9

OMVL	AU	May 19, 1995	661745	Registered	May 19, 1995	661745	7

OMVL	IT	Oct 26, 2001	BO2001C001149	Registered	Jun 18, 2002	870132	7, 11

OMVL	IB	Jul 1, 2002	2001c001149	Registered	Jul 1, 2002	788940	7, 11

OMVL	DZ	Jul 1, 2002	1234	Registered	Jul 1, 2002	788940	7, 11

OMVL	BY	Jul 1, 2002	2345	Registered	Jul 1, 2002	788940	7, 11

OMVL	BG	Jul 1, 2002	3456	Registered	Jul 1, 2002	788940	7, 11

OMVL	EG	Jul 1, 2002	4567	Registered	Jul 1, 2002	788940	7, 11

OMVL	EE	Jul 1, 2002	5678	Registered	Jul 1, 2002	788940	7, 11

OMVL	JP	Jul 1, 2002	6789	Registered	Jul 1, 2002	788940	7, 11

OMVL	LV	Jul 1, 2002	789	Registered	Jul 1, 2002	788940	7, 11

OMVL	LT	Jul 1, 2002	890	Registered	Jul 1, 2002	788940	7, 11

62

OMVL	MA	Jul 1, 2002	7899	Registered	Jul 1, 2002	788940	7, 11

OMVL	PL	Jul 1, 2002	900	Registered	Jul 1, 2002	788940	7, 11

OMVL	PT	Jul 1, 2002	876	Registered	Jul 1, 2002	788940	7, 11

OMVL	RU	Jul 1, 2002	876	Registered	Jul 1, 2002	788940	7, 11

OMVL	SK	Jul 1, 2002	765	Registered	Jul 1, 2002	788940	7, 11

OMVL	UA	Jul 1, 2002	666	Registered	Jul 1, 2002	788940	7, 11

OMVL	EM	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	AT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	BX	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	BG	Jun 10, 2002	2744860	Registered	Sep 11, 2003		7, 11

OMVL	CY	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	CZ	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	DK	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	EE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	FI	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

63

OMVL	FR	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	DE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	GR	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	HU	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	IE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	IT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	JE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	LV	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	LT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	MT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	PL	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	PT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	RO	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	SK	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	SI	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

64

OMVL	ES	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	SE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	GB	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	IN	Apr 25, 2003	1194620	Registered	Dec 24, 2005	1194620	7

OMVL	IN	Apr 25, 2003	1194621	Registered	Dec 19, 2005	1194621	11

OMVL	UY	Apr 29, 2003	347073	Registered	Feb 16, 2004	347073	7, 11

OMVL	CO	Nov 5, 2003	3098018	Registered	Aug 31, 2004	300115	7

OMVL	CO	Nov 5, 2003	3098020	Registered	Nov 23, 2004	346143	11

OMVL	IR	Nov 9, 2003	8208720	Registered	Jan 22, 2005	118233	7, 11

OMVL	KR	May 9, 2003	2003-0020809	Registered	Dec 16, 2004	603015	7, 11

OMVL	MX	May 23, 2003	602129	Registered	Jun 25, 2003	796804	7

OMVL	MX	May 23, 2003	602130	Registered	May 26, 2004	832951	11

OMVL	PK	Oct 21, 2003	189356	Registered	Feb 2, 2009	99447	7

OMVL	PK	Oct 21, 2003	189355	Registered	May 25, 2010	105134	11

OMVL	PE	Oct 24, 2003	194051	Registered	Jun 4, 2004	97596	11

65

OMVL	PE	Oct 24, 2003	194050	Registered	Jun 4, 2004	97595	7

OMVL	VE	Nov 7, 2003	16440-03	Registered	May 25, 2005	P261265	21

OMVL	TR	Sep 24, 2008	2008/56476	Registered	Oct 2, 2009	2008/56476	7, 11

OMVL (Word)	ID	May 24, 2013	D-2013-024707	Pending			7, 11

OMVL (Word)	TH	Oct 16, 2013	913378	Pending			7

OMVL (Word)	TH	Oct 16, 2013	913379	Pending			11

READY-LINK (Word)	US	Mar 1, 2013	85/864,053	Allowed			7, 12, 35, 37, 40, 42

READY-LINK (Word)	CA	Apr 29, 2013	1,624,649	Allowed			7, 42

REG (Design Colour)	IT	Sep 12, 2000	BO2000C001170	Registered	May 5, 2004	928323	12

REG (Design)	PL	May 24, 2013	Z414684	Pending			7, 11

REG (Design)	BR	Jun 9, 1994	817887687	Registered	Jun 9, 1998	817887687	7

REG (Design)	PE	Mar 18, 2010	415936	Registered	Jun 1, 2011	005054	7

REG (Word)	AR	Mar 22, 1993	2829183	Registered	Jun 4, 1998	1670649	12

Valtek	IT	Jul 16, 2004	BS2004C000244	Registered	Aug 8, 2004	0000935682	7, 9

Valtek Emer Group	IT	Jun 26, 2008	BS2008C000384	Pending			7, 9

66

Valtek Emer Group	IN	Dec 22, 2008	1766858	Registered	Jan 29, 2011	1766858	7, 9

Valtek Emer Group	IB	Dec 15, 2008	2744D/2008	Registered	Dec 15, 2008	995039	7, 9

Valtek Emer Group	EM	Dec 2, 2008	007435944	Registered	Jul 29, 2009	007435944	7, 9

Valtek Emer Group	NG	Jan 29, 2009	F/TM/2009446	Registered	Feb 18, 2010	RTM81217	7

Valtek Emer Group	MX	Dec 19, 2008	982089	Registered	Feb 18, 2009	1085548	7

Valtek Emer Group	NG	Jan 29, 2009	F/TM/2009/445	Pending			9

Valtek Emer Group	MX	Dec 19, 2008	982091	Registered	Feb 23, 2009	1086732	9

WESTPORT (Design)	IN	Oct 12, 2011	2218771	Pending			7, 12

WESTPORT (Design)	DZ	Jan 30, 2014	140394	Pending			7, 9, 12

WESTPORT (Design)	CL	Jan 15, 2014	1090712	Pending			7, 9, 12

WESTPORT (Design)	CO	Dec 30, 2013	13302821	Pending			7, 9, 12

WESTPORT (Design)	EG	Jan 13, 2014	297456	Pending			7

WESTPORT (Design)	NG	Dec 20, 2013	OAI/TM/306199848212	Pending			7

WESTPORT (Design)	PK	Dec 16, 2013	351583	Pending			12

WESTPORT (Design)	UA	Dec 13, 2013	2013-23106	Pending			7

67

WESTPORT (Design)	UY	Jan 8, 2014	451514	Pending			7, 9, 12

WESTPORT (Design)	CN	Dec 27, 2013	13816526	Pending			12

WESTPORT (Design)	NG	Dec 20, 2013	OAI/TM/306160170851	Pending			9

WESTPORT (Design)	NG	Dec 20, 2013	OAI/TM/306167352566	Pending			12

WESTPORT (Design)	AR	Jan 16, 2014	3303483	Pending			12

WESTPORT (Design)	EG	Jan 13, 2014	297457	Pending			9

WESTPORT (Design)	EG	Jan 13, 2014	297458	Pending			12

WESTPORT (Design)	TR	Apr 8, 2014	2014/29036	Pending			7, 9, 12

WESTPORT (Design)	DO	Jul 8, 2014	2014-19485	Pending			7, 11, 12

WESTPORT (Design)	CA	Jun 28, 2002	1,145,556	Registered	Oct 20, 2005	TMA650858	42

WESTPORT (Design)	AU	May 19, 2010	1362293	Registered	Aug 5, 2011	1362293	6, 7, 9

WESTPORT (Design)	CA	Sep 23, 2010	1,496,991	Registered	Sep 19, 2011	TMA807003	7

WESTPORT (Design)	KR	Oct 4, 2011	2011-53876	Registered	Jan 31, 2013	951294	7, 12

WESTPORT (Design)	RU	Oct 6, 2011	2011732956	Registered	Jan 28, 2013	479233	7, 12

WESTPORT (Design)	AR	Jan 16, 2014	3303481	Registered	Feb 9, 2015	2709372	7

68

WESTPORT (Design)	CN	Dec 27, 2013	13816525	Registered	Mar 7, 2015	13816524	7

WESTPORT (Design)	EM	Dec 24, 2013	12470324	Registered	May 16, 2014	012470324	7, 9, 12

WESTPORT (Design)	MX	Mar 13, 2014	1466672	Registered	Jul 3, 2014	1467729	9

WESTPORT (Design)	MA	Jan 16, 2014	156666	Registered	Feb 1, 2014	156666	7, 9, 12

WESTPORT (Design)	MZ	Feb 13, 2014	25430/14	Registered	Feb 13, 2014	25430/2014	7-

WESTPORT (Design)	PH	Dec 16, 2013	4-2013-014982	Registered	May 15, 2014	4-2013- 014982	7, 9, 12

WESTPORT (Design)	TW	Dec 31, 2013	102073209	Registered	Nov 1, 2014	01674890	7, 9, 12

WESTPORT (Design)	VE	Dec 16, 2013	23817-2013	Registered	Dec 22, 2014	P344741	7

WESTPORT (Design)	PE	Jul 30, 2014	584077-2014	Registered	Dec 10, 2014	T00009520	7, 9, 12

WESTPORT (Design)	CN	Dec 27, 2013	13816524	Registered	Mar 7, 2015	13816524	9

WESTPORT (Design)	UA	Dec 24, 2013	2013-23955	Registered	Feb 10, 2015	196267	12

WESTPORT (Design)	AR	Jan 16, 2014	3303482	Registered	Dec 30, 2014	2703894	9

WESTPORT (Design)	MZ	Feb 13, 2014	25428/14	Registered	Feb 13, 2014	25428/2014	9

WESTPORT (Design)	MZ	Feb 13, 2014	25429/14	Registered	Feb 13, 2014	25429/2014	12

WESTPORT (Design)	MX	Mar 13, 2014	1466673	Registered	Jul 3, 2014	1467730	7

69

WESTPORT (Design)	MX	Mar 13, 2014	1466671	Registered	Jul 3, 2014	1467728	12

WESTPORT (Design)	BR	Oct 5, 2011	831236566	Registered	Dec 9, 2014	831236566	12

WESTPORT (Design)	BR	Oct 5, 2011	831236558	Registered	Dec 9, 2014	831236558	7

WESTPORT (in Chinese Characters)	CN	Jan 20, 2005	4473427	Registered	May 7, 2008	4473427	20

WESTPORT (in Chinese Characters)	CN	Jan 20, 2005	4473428	Registered	Feb 7, 2008	4473428	6

WESTPORT (in Chinese Characters)	CN	Jan 20, 2005	4473429	Registered	Apr 21, 2008	4473429	7

WESTPORT (in Chinese Characters)	CN	Apr 30, 2005	4638206	Registered	Feb 21, 2008	4638206	9

WESTPORT (in KR characters)	KR	Oct 10, 2011	2011-55076	Registered	Jan 31, 2013	951295	7, 12

WESTPORT (Word)	IN	Oct 12, 2011	2218770	Pending			7, 12

WESTPORT (Word)	CA	Feb 5, 1999	1,004,235	Registered	May 8, 2007	TMA687183	7, 9, 12, 42

WESTPORT (Word)	EM	Feb 10, 2000	001502145	Registered	Mar 22, 2001	001502145	7, 9, 12, 42

WESTPORT (Word)	AU	Sep 20, 2007	1199931	Registered	Sep 20, 2007	1199931	7, 35, 37, 42

WESTPORT (Word)	US	Oct 17, 2007	77/306,649	Registered	Jun 28, 2011	3986041	7, 9, 12, 42

WESTPORT (Word)	CN	Dec 23, 2004	4430571	Registered	Apr 21, 2008	4430571	20

WESTPORT (Word)	CN	Dec 23, 2004	4430569	Registered	Jun 28, 2008	4430569	37

70

WESTPORT (Word)	CN	Dec 23, 2004	4430568	Registered	Jul 14, 2008	4430568	42

WESTPORT (Word)	CN	Dec 23, 2004	4430572	Registered	Aug 14, 2007	4430572	6

WESTPORT (Word)	CN	Dec 23, 2004	4430573	Registered	Aug 14, 2007	4430573	7

WESTPORT (Word)	CN	Apr 30, 2005	4638205	Registered	Feb 21, 2008	4638205	9

WESTPORT ICE PACK (Word)	CA	May 8, 2013	1,625,859	Allowed			12

WESTPORT ICE PACK (Word)	US	Nov 6, 2013	86/111,920	Pending			7

WESTPORT ICE PACK (Word)	EM	Nov 7, 2013	012287942	Registered	Apr 1, 2014	012287942	7

WESTPORT INNOVATIONS INC. (Design)	CA	Jun 28, 2002	1,145,557	Registered	Apr 26, 2006	TMA663318	42

WESTPORT WING (Word)	US	Nov 2, 2011	85/462,786	Registered	Sep 10, 2013	4400745	7

WESTPORT WING POWER SYSTEM (Design)	CA	Apr 30, 2013	1,624,694	Allowed			7

WESTPORT WING POWER SYSTEM (Design)	US	May 9, 2013	85/928,108	Pending			7

71

Section 5.15(b)(iv)

Third Party IP Infringements

[Disclosure of potential patent infringements redacted due to confidentiality and potential prejudice to ongoing disputes]

72

Section 5.15(c)(ii)

Governmental Authority IP

[Disclosure of project partners and funding details redacted due to confidentiality provisions and risk of prejudice to operations]

73

Section 5.16(a)

Real Property

Indopar B.V., a wholly owned subsidiary of Parent, owns the land and the building located at Industrial Park No.: 5.065, Jan Hilgersweg 20, 5657ES Eindhoven, The Netherlands.

74

Section 6.2(a)

Conduct of Business

1.	Parent may issue equity or debt securities convertible into equity securities of Parent subject to compliance with Section 3.2 of the Agreement.

2.	At the Parent Shareholder Meeting it is anticipated that holders of Parent Common Shares will be asked to approve an increase in the number of awards available for grant pursuant to Parent’s omnibus equity compensation plan.

3.	Parent may incur up to $25,000,000 in Indebtedness prior to Closing; provided that in the event Parent completes an underwritten offering of Parent securities prior to incurring such Indebtedness, Parent may incur no more than $5,000,000 in Indebtedness prior to Closing.

75

Section 6.2(b)

Interim Operations

1.	Parent may issue equity or debt securities convertible into equity securities of Parent subject to compliance with Section 3.2 of the Agreement.

2.	At the Parent Shareholder Meeting it is anticipated that holders of Parent Common Shares will be asked to approve an increase in the number of awards available for grant pursuant to Parent’s omnibus equity compensation plan.

3.	Parent may incur up to $25,000,000 in Indebtedness prior to Closing; provided that in the event Parent completes an underwritten offering of Parent securities prior to incurring such Indebtedness, Parent may incur no more than $5,000,000 in Indebtedness prior to Closing.

76